# ANNUAL REPORT 2007



## FINANCIAL STATEMENTS



INCREASE IN NET SALES
FROM US$1,488.5 MILLION
TO US$1,542.9 MILLION



INCREASE IN GROSS PROFIT
FROM US$550.8 MILLION
TO US$573.0 MILLION

INCREASE IN EBIT
FROM US$280.7 MILLION
TO US$318.9 MILLION

INCREASE IN DILUTED EARNINGS
PER SHARE FROM US45.2 CENTS
TO US47.6 CENTS

# CONTENTS

materials group which produces a wide range of fibre cement building materials used in the exterior and interior of residential and commercial buildings, from exterior cladding and internal lining to pipes, bracing, decorative elements and fencing.

Our operations span the United States, Australia, New Zealand, Canada and the Philippines and we are establishing a presence in Europe.

We employ around 3,000 people and generated net sales of over US$1.5 billion in fiscal year 2007.

In every country in which we operate, our goal is to capitalise on our extensive research and development programs, our unique manufacturing technology and our differentiated products to create wealth for our shareholders, value for our customers and rewarding careers for our employees.



| Net Sales (Millions of US dollars) | | Net Operating Profit[2] (Millions of US dollars) | | Adjusted EBITDA (Millions of US dollars) | |
|---|---|---|---|---|---|
| 06 | 1,488.5 | 06 | 208.9 | 06 | 326.0 |
| 05 | 1,210.4 | 05 | 126.9 | 05 | 232.5 |
| 04 | 981.9 | 04 | 129.6 | 04 | 208.6 |
| 03 | 783.6 | 03 | 170.5 | 03 | 156.2 |

| EBIT (Millions of US dollars) | | EBIT Margin (%) | | Diluted Earnings per Share (US cents) | |
|---|---|---|---|---|---|
| 07 | 318.9 | 07 | 20.7 | 07 | 47.6 |
| 06 | 280.7 | 06 | 18.9 | 06 | 45.2 |
| 05 | 196.2 | 05 | 16.2 | 05 | 27.7 |
| 04 | 172.2 | 04 | 17.5 | 04 | 27.2 |
| 03 | 128.8 | 03 | 16.4 | 03 | 18.2 |

| Capital Expenditure[1] (Millions of US dollars) | | Return on Capital Employed (%) | |
|---|---|---|---|
| 07 | 92.1 | 07 | 26.6 |
| 06 | 162.8 | 06 | 28.9 |
| 05 | 153.0 | 05 | 23.6 |
| 04 | 74.1 | 04 | 23.4 |
| 03 | 90.2 | 03 | 20.9 |

[1] Capital expenditure includes both cash and credit purchases and therefore differs from the consolidated statements of cash flow. See Note 18 to the consolidated financial statements on page 103.

[2] Includes discontinued operations.

Total net sales increased 4%, from US$1,488.5 million to US$1,542.9 million.

Gross profit increased 4% from US$550.8 million to US$573.0 million.

Gross profit margin increased 0.1 of a percentage point to 37.1%.

Net operating profit (loss) decreased from a net operating loss of US$506.7 million in fiscal year 2006 to a net operating profit of US$151.7 million in fiscal year 2007. This figure includes asbestos adjustments for the full year of US$405.5 million and a tax benefit related to implementing the Amended FFA of US$335.0 million. Net operating profit excluding the asbestos adjustments and the tax benefit related to implementing the Amended FFA increased 6% to US$222.2 million.

EBIT excluding asbestos adjustments increased by 14% to US$318.9 million, compared to US$280.7 million for the prior year.

EBIT margin excluding asbestos adjustments increased by 1.8 percentage points to 20.7%.

As a percentage of sales, SG&A expenses decreased by 0.2 of a percentage point to 13.9%.

Diluted earnings per share excluding asbestos adjustments and tax benefit related to implementing the Amended FFA increased from US45.2 cents to US47.6 cents.

Dividends of US9.0 cents per share /CUFS were paid during the year to 31 March 2007.

# HIGHLIGHTS



| (Millions of US dollars) | | 2007 | | 2006 | % Change |
|---|---|---|---|---|---|
| Net sales | | | | | |
| USA Fibre Cement | $ | 1,262.3 | $ | 1,218.4 | 4 |
| Asia Pacific Fibre Cement | | 251.7 | | 241.8 | 4 |
| Other | | 28.9 | | 28.3 | 2 |
| Total net sales | | 1,542.9 | | 1,488.5 | 4 |
| Cost of goods sold | | (969.9) | | (937.7) | (3) |
| Gross profit | | 573.0 | | 550.8 | 4 |
| Selling, general and administrative expenses | | (214.6) | | (209.8) | (2) |
| Research and development expenses | | (25.9) | | (28.7) | 10 |
| Special Commission of Inquiry and other related expenses | | (13.6) | | (17.4) | 22 |
| Impairment of roofing plant | | – | | (13.4) | – |
| Asbestos adjustments | | (405.5) | | (715.6) | 43 |
| Other operating expense | | – | | (0.8) | – |
| EBIT | | (86.6) | | (434.9) | 80 |
| Net interest expense | | (6.5) | | (0.2) | – |
| Operating loss from continuing operations before income taxes | | (93.1) | | (435.1) | 79 |
| Income tax benefit (expense) | | 243.9 | | (71.6) | – |
| Operating profit (loss) from continuing operations | | | | | |
| before cumulative effect of change in accounting principle | $ | 150.8 | $ | (506.7) | – |
| Net operating profit (loss) | $ | 151.7 | $ | (506.7) | – |
| Volume (mmsf) | | | | | |
| USA Fibre Cement | | 2,148.0 | | 2,182.8 | (2) |
| Asia Pacific Fibre Cement | | 390.8 | | 368.3 | 6 |
| Average net sales price per unit (per msf) | | | | | |
| USA Fibre Cement | US$ | 588 | US$ | 558 | 5 |
| Asia Pacific Fibre Cement | A$ | 842 | A$ | 872 | (3) |



06 ▤ 10.0
05 ▤ 3.0
04 ▤ 5.0
03 ▤ 7.5

Dividends Paid per Share
(US cents)

07 ▤ 24.0
06 ▤ 29.1
05 ▤ 22.4
04 ▤ 27.6
03 ▤ 42.3

Return on Shareholders Funds
(%)

# CHAIRMAN'S REPORT



**Donald DeFosset**
**Chairman**

Fiscal year 2007 has been a momentous one for James Hardie, highlighted by the Extraordinary General Meeting of shareholders in February that saw overwhelming shareholder support for the company's voluntary asbestos funding proposal. Resolution of the asbestos compensation issue was followed by the release of our strong operating results, despite continuing weakness in residential housing construction activity in our main markets.

## FY07 performance
The results described in detail in this annual report are a testament to the underlying strength of our business and management team which successfully anticipated and prepared for the downturn in the US housing market.

Our net operating profit of US$222.2 million, excluding asbestos adjustments and tax benefit related to implementing the Amended FFA, increased 6%, net sales and gross profit were each up by 4%, to US$1,542.9 million and US$573.0 million, respectively, and EBIT excluding asbestos adjustments increased by 14% to US$318.9 million compared to US$280.7 million in the prior year.

USA Fibre Cement net sales increased 4% and EBIT was up 6% compared to the prior year, while Asia Pacific Fibre Cement increased net sales by 4%, although its EBIT was 6% lower compared to the prior year.

## Asbestos compensation
Approval for the company's asbestos compensation funding proposal was put to shareholders at an Extraordinary General Meeting on 7 February 2007 and passed with 99.6% of the votes cast in favour of the compensation proposal; the votes cast on this resolution represented 59.4% of the company's issued capital.

On 9 February, the initial payment of A$184.3 million was transferred to the Asbestos Injuries Compensation Fund (AICF), making the fund operational and satisfying the final condition precedent to the Amended and Restated Final Funding Agreement (Amended FFA) agreed by James Hardie and the New South Wales Government (NSW Government). The AICF has now assumed the role of managing asbestos-related personal injury claims made against certain former James Hardie group subsidiaries.



**The JHI NV Board**

The year has also seen major changes to the company's Board. Regretfully, some of these changes occurred when Meredith Hellicar, Michael Brown and Michael Gillfillan brought forward their planned departures from the James Hardie Board, following the announcement by the Australian Securities & Investments Commission (ASIC) that it had commenced civil proceedings against JHI NV and others in the Supreme Court of New South Wales for alleged breaches of Australian corporations law in events surrounding the establishment of the Medical Research and Compensation Foundation in 2001.

I acknowledge again the valuable contributions these directors made during their terms, especially their work in helping finalise the asbestos compensation funding proposal. I am sure shareholders will join me in particularly thanking Meredith for her role in achieving the asbestos compensation agreement endorsed in February 2007.

With the appointments of Brian Anderson, Michael Hammes, Rudy van der Meer and myself since December 2006, the planned renewal of James Hardie's Board is largely complete. We plan to recruit one or two more directors, one of whom will take over from James Loudon, who agreed in February to delay his planned departure to ensure a smooth transition to new directors.

I use this opportunity to thank my fellow directors for their on-going support, and to express my confidence that the company is well-served by the experience, insight and guidance they provide.

**Dividend**

In May, the company announced plans for a final dividend of US15 cents per share, an increase of US11 cents on last year's final dividend. This makes the full year dividend for fiscal year 2007 US20 cents per share, an increase of US12 cents on last year's full year dividend.

In closing, the fiscal year 2007 results illustrate that our business strategy is sound, and reflect the calibre of our people and the quality of our products. These fundamental strengths position us well for the future.

Donald DeFosset
Chairman



| 06 | | 85.0 |
|----|----|------|
| 05 | | 62.9 |
| 04 | | 56.0 |
| 03 | | 45.1 |

EBIT/Employee
(Thousands of US dollars)

| 07 | | 524.1 |
|----|----|-------|
| 06 | | 450.7 |
| 05 | | 387.7 |
| 04 | | 319.5 |
| 03 | | 274.5 |

Net Sales/Employee
(Thousands of US dollars)



# CEO'S REPORT

**Louis Gries**
**Chief Executive Officer**

The business performed well throughout the year, despite a significant decline in new housing construction in the US, our largest market. One of the keys to delivering a strong full year financial result was staying ahead of the US housing downturn. Throughout the year, we planned for lower levels of housing starts than were externally forecasted, knowing that our business model would allow us to flex-up capacity quickly if the opportunity arose.

Several years ago, the company set itself long-term targets for Annual Net Sales Growth, EBIT Margins and Return on Assets of 15% each. The decline in US housing starts contributed to revenue growth of only 4% for the year, with the other two targets being exceeded. This is the first time one of the targets was not met on an annual basis, but we still consider 15% a good net sales growth target over a typical US housing cycle.

**USA Fibre Cement**
The US business increased sales by 4% to US$1,262.3 million, and EBIT by 6% to US$362.4 million, despite a declining residential construction market. While interest rates remained low by historical standards, they did increase, and credit has been tightened by the mortgage industry, reducing demand from the very high levels of the last several years. The repair and remodelling market remained relatively steady.

The EBIT margin of 28.7% for the year remains ahead of our long-term range of 20-25%, reflecting our success in resetting the business before we felt the major impact of the housing market downturn on our sales volumes.

Sales of our exterior products were more affected by the decline in housing starts than our interior products, although two of our products – XLD® trim and the ColorPlus® collection – achieved real growth in the down market. We are now moving to a bigger-scale launch of the ColorPlus® collection in key markets of our Western and Southern Divisions.

Our market development efforts have become more difficult in a declining market as builders have been resetting their business models and have been intensely focussed on cutting costs. Since our products are generally more expensive than those that we compete



against, this does not play to our advantage. The challenge we currently face is to refine our segmentation model to reflect current conditions. In this market we need to continue to work on delivering cost-efficiencies to builders currently using James Hardie® products. We also need to reach builders who are using vinyl siding, and who might be receptive to making a product decision that involves a cost increase that is offset by a significantly greater value increase they can market to home buyers.

Our US strategy of growing primary demand and defending our existing category position through a differentiated product position has not changed. It remains a very sound business strategy that we think will continue to create value for James Hardie shareholders.

### Asia Pacific Fibre Cement
Net sales for this division increased 4%, from US$241.8 million to US$251.7 million, although EBIT decreased 6%, from US$41.7 million to US$39.4 million. The EBIT margin fell 1.5 percentage points to 15.7%.

The reduced EBIT performance resulted from a combination of increased costs and reduced prices on core products in the Australian business. We continue to invest in new product development and market launches in Australia that are intended to grow primary demand for our products and further differentiate us from direct competitors.

### Other
The US Hardie Pipe business was EBIT positive for the full year and the European market development initiative continued to result in increased sales, although volumes are still quite small.

### Outlook
We expect the US housing market to decline further before if flattens out at a much lower level than we have experienced over the past several years. Our business model is positioned to perform well financially in this market, and we will continue to fund long-term growth initiatives.

Our short to medium-term focus remains to:

1) Expand our market share by growing primary demand for James Hardie fibre cement products against alternative building materials;

2) Support our differentiated product strategy through investments in research and development, and market, product and process development;

3) Increase our very significant manufacturing advantages against direct competitors that attempt to buy their way into our markets with basic commodity products; and

4) Continue to upgrade our organisational capability by enhancing the James Hardie business culture.

Louis Gries
Chief Executive Officer



06 ▭ 45.3
05 ▭ 36.3
04 ▭ 36.4
03 ▭ 27.4

**Depreciation and Amortisation**
(Millions of US dollars)

06 ▭ 0.2
05 ▭ 5.1
04 ▭ 10.0
03 ▭ 19.9

**Net Interest Expense**
(Millions of US dollars)


06 ▭ 1,404.0
05 ▭ 38.5
04 ▭ 17.2
03 ▭ 6.5

**Net Interest Expense Cover**
(Times)

07 ▬ 12.5
06 ▭ 10.1
05 ▭ 14.9
04 ▭ 20.0
03 ▭ 19.9

**Working Capital to Net Sales**
(%)

07 ▬ 29.2
06 ▭ 25.5
05 ▭ 32.6
04 ▭ 24.4
03 ▭ 23.8

**Effective Income Tax Rate**
(%)

07 ▬ 91.1
06 ▭ 71.6
05 ▭ 61.9
04 ▭ 40.4
03 ▭ 26.1

**Income Tax Expense**
(Millions of US dollars)

07 ▬ 12.8
06 ▭ (1.6)
05 ▭ 6.8
04 ▭ 17.0
03 ▭ 21.4

**Gearing Ratio**
(%)



# CFO'S REPORT



**Russell Chenu**
**Chief Financial Officer**

[1] Capital expenditure includes both cash and credit purchases and therefore differs from the consolidated statements of cash flow. See Note 18 to the consolidated financial statements on page 103.

As of 31 March 2007, James Hardie implemented the Amended FFA to provide compensation for Australian asbestos related personal injury claims against certain former companies of the James Hardie Group.

Our results for the year continued to be significantly affected by asbestos adjustments, including accounting adjustments related to the implementation of the Amended FFA.

By way of background, in March 2006, we booked an asbestos provision of US$715.6 million for the estimated economic reality of the proposed FFA.

In September 2006, as a result of an updated actuarial estimate prepared by KPMG Actuaries Pty Ltd (KPMG Actuaries), the asbestos provision was adjusted to US$790.1 million. This reflected an expectation of increased asbestos claims and was prepared as a then-current estimate for the proposed Extraordinary General Meeting which was being convened for shareholders to consider the asbestos compensation proposal. That meeting was held in February 2007 and shareholders approved the proposal.

Numerous accounting adjustments were foreshadowed in the Explanatory Memorandum prepared for shareholders. These adjustments were adopted at 31 March 2007 as a result of implementing the Amended FFA and had a once-only impact. They are explained in detail in Notes 2 and 12 to our consolidated financial statements beginning on pages 83 and 90 of this annual report.

In March 2007, the AICF commissioned the annual, year-end actuarial estimate required by the Amended FFA. The impact of asbestos adjustments including the tax impact related to implementing the Amended FFA was a net expense of US$70.5 million on the net operating profit for fiscal year 2007.

The provision for payment of personal injury claims, asbestos-related deferred tax assets, insurance receivables, workers' compensation and administration costs of the fund and other items, are now being treated as separate amounts in our consolidated balance sheet.

Our balance sheet remains very strong, excluding the net liability arising from the Amended FFA. At the end of March 2007, net debt was US$153.9 million;

| (Millions of US dollars) | 2007 | 2006 |
|---|---|---|
| **Borrowings** | | |
| USD | $ 188.0 | $ 302.7 |
| Other | -- | - |
| Total Borrowings | $ 188.0 | $ 302.7 |
| **Deposits** | | |
| AUD | $ 5.7 | $ 4.4 |
| USD | 19.2 | 302.5 |
| NZD | 1.2 | 2.0 |
| PHP | 7.4 | 5.4 |
| Other | 0.6 | 0.8 |
| Total Deposits | $ 34.1 | $ 315.1 |
| **Net Borrowings** | $ 153.9 | $ (12.4) |

| (Millions of US dollars) | 2007 | 2006 |
|---|---|---|
| USA Fibre Cement | $ 80.3 | $ 154.5 |
| Asia Pacific Fibre Cement | 10.5 | 6.6 |
| Other | 1.3 | 1.5 |
| Corporate | - | 0.2 |
| Continuing Operations | $ 92.1 | $ 162.8 |

## Exchange Rates (US$1=)

| Weighted Average | 2007 | 2006 |
|---|---|---|
| AUD | 1.3066 | 1.3285 |
| NZD | 1.5213 | 1.4466 |
| **Closing Spot** | | |
| AUD | 1.2395 | 1.3975 |
| NZD | 1.4009 | 1.6348 |

## Debt Maturity Profile

| (Millions of US dollars) | 2007 | 2006 |
|---|---|---|
| Less than one year | $ 83.0 | $ 302.7 |
| 1–2 years | - | - |
| 2–3 years | - | - |
| 3–4 years | 105.0 | - |
| 4–5 years | - | - |
| Greater than 5 years | - | - |
| Total Borrowings | $ 188.0 | $ 302.7 |

## Gross Capital Employed

| (Millions of US dollars) | 2007 | 2006 |
|---|---|---|
| Fixed assets | $ 827.3 | $ 775.6 |
| Inventories | 147.6 | 124.0 |
| Receivables/prepayments | 329.5 | 175.0 |
| Other | 0.4 | 7.1 |
| Accounts payable and accruals | (104.1) | (109.3) |
| Gross capital employed | $ 1,200.7 | $ 972.4 |

total debt was US$188.0 million; and we had cash and unused term facilities of US$201.1 million available to us.

With reduced capital expenditure requirements, and the finalisation of the asbestos compensation arrangements, the company announced a significantly-increased final dividend of US15 cents per share to provide a full year dividend of US20 cents per share, up US12 cents per share on last year's full year dividend.

We expect the dividend payout ratio in the future to be between 50% and 75% of net income before asbestos adjustments, subject to funding requirements, and we continue to review other capital management options.

The results of our business segments are described in more detail on pages 12–17 of this report and, in Management's Discussion and Analysis on pages 30–41.

Our consolidated results for fiscal year 2007 had net sales up 4% and gross profit up 4%. We are continuing to invest in growth initiatives in the United States in particular, and SG&A expense was up slightly as a result.

Research and development expense was down 10%, and we recorded an EBIT loss of US$86.6 million. Excluding the asbestos adjustments, EBIT increased 14% to US$318.9 million.

We recorded a net interest expense of US$6.5 million, and an income tax benefit of US$243.9 million, reflecting the US$335.0 million deferred tax asset related to implementing the Amended FFA, as well as a minor change in remuneration accounting in US GAAP.

Our net operating profit was US$151.7 million for fiscal year 2007, compared to a loss of US$506.7 million for fiscal year 2006. Excluding asbestos adjustments and tax benefit related to implementing the Amended FFA, our net profit was up 6% to US$222.2 million, compared to US$208.9 million in fiscal year 2006.

Corporate costs for the year were reduced by 8%. They included:

– Stock compensation expense of US$5.8 million, down 2% from last year;

– SCI and other related expenses of US$13.6 million, down 22% from US$17.4 million last year; and

– Earnings-related bonuses of US$3.0 million, down 68% from US$9.5 million last year.

Our net interest expense of US$6.5 million for the year was affected by a higher average level of net debt outstanding compared to the prior year, partly caused by the deposit we paid to the Australian Taxation Office (ATO) in July 2006 and the initial funding payment under the Amended FFA in February 2007, net of the effects of lower capital spending.

Excluding the asbestos adjustments and the tax benefit from implementing the Amended FFA, the full-year effective tax rate was 29.2% for fiscal year 2007, versus 25.5% for fiscal year 2006, reflecting factors such as the geographic mix of earnings.

Adjusted EBITDA excluding asbestos adjustments was US$369.6 million, up 13% on last year's figure of $US326.0 million, led primarily by increases in USA Fibre Cement EBIT and by the impairment charge related to the roofing plant in fiscal year 2006.

A significant result is the strength of cash flow from trading operations, remaining at over US$300 million, despite an adverse

*Continued over*





**1,262.3** USA Fibre Cement

**251.7** Asia Pacific Fibre Cement

**28.9** Other

Net Sales
(Millions of US dollars)



**893.0** USA Fibre Cement

**199.3** Asia Pacific Fibre Cement

**52.5** Other

Total Identifiable Assets
(Millions of US dollars)

**362.4** USA Fibre Cement

**39.4** Asia Pacific Fibre Cement

EBIT for R&D and Other was a loss of 26.4

EBIT
(Millions of US dollars)

1 Excluding payments under the Amended FFA.

---

movement in working capital. Net cash used by our operating activities was US$67.1 million, and included tax payments of US$80.8 million; a deposit of US$154.8 million with the ATO for the amended assessment received in July 2006 and interest payments paid to the ATO; and the initial payment to the AICF of US$148.7 million.

Our capital expenditure of US$92.6 million decreased 43% from the prior year. The largest decrease was in the USA Fibre Cement business, following the completion of initiatives in the ColorPlus® product area and the second line at our facility in Pulaski, Virginia. However, the increase in depreciation and amortisation expense reflected the impact of the high level of capital expenditure in the past few years.

Our key performance ratios for the year show:

- An improvement in diluted earnings per share, from US45.2 cents to US47.6 cents;

- A relatively strong return on shareholder funds of 24.0%, down from 29.1% due to relatively steady earnings on a higher equity base;

- A slight dilution in return on capital employed, from 28.9% to 26.6%, because of relatively steady earnings on higher capital employed;

- A very strong EBIT margin of 20.7%, up from 18.9%; and

- Total dividends of US9.0 cents per share were paid in the fiscal year.

Our debt service capacity indicators all look very strong, with:

- Net interest expense cover of 49.1 times;

- Net interest paid cover of 62.5 times; and

- Net debt payback of 1.9 years[1].

In summary, we had a very solid overall operating performance for the year. Although the US housing market weakened materially during the twelve months ended 31 March 2007, particularly in the second half, it was slightly stronger than the business environment for which we set the business, and our results reflect the benefits of that difference.

The asbestos compensation funding arrangement is now operational and our financial position remains strong, although we will continue to see the results buffeted by movements in the Australian dollar - US dollar exchange rate.

We have increased the dividend substantially and expect that our future dividends will be higher than the 15-25% payout ratio James Hardie has had for some years. This change is partly attributable to the fact that, at least in the short-term, we expect to be able to fund higher dividends and US production capacity increases, even if we have substantial expansion to undertake in the US.

Russell Chenu
Chief Financial Officer



# THE YEAR IN MANUFACTURING

| Manufacturing Capacity – Building Products | Plant location | Design capacity/year (mmsf)[1] | Number of Employees |
|---|---|---|---|
| **North America** | Fontana, California | 180 | |
| | Plant City, Florida | 300 | |
| | Cleburne, Texas | 500 | |
| | Tacoma, Washington | 200 | |
| | Peru, Illinois | 560 | |
| | Waxahachie, Texas | 360 | |
| | Blandon, Pennsylvania | 200 | |
| | Summerville, South Carolina | 190 | |
| | Reno, Nevada | 300 | |
| | Pulaski, Virginia | 600 | |
| **Total North America** | | **3,390** | **1,868** |
| **Australia** | Brisbane, Queensland | 120 | |
| | Sydney, New South Wales | 180 | |
| **Total Australia** | | **300** | **419** |
| **New Zealand** | Auckland | 75 | 164 |
| **Philippines** | Manila | 145 | 170 |
| **Europe** | | | 41 |
| **Research and Development** | | | 101 |
| **Corporate** | | | 50 |
| | | **3,910** | **2,813** |

| Manufacturing Capacity – Pipes | Plant location | Design capacity/year (Thousand tons[2]) | Number of Employees |
|---|---|---|---|
| **United States** | Plant City, Florida | 100 | 49 |
| **Australia** | Brisbane, Queensland | 50 | 82 |
| **Total** | | **150** | **131** |
| **Grand Total** | | | **2,944** |

[1] Annual design capacity is based on management's historical experience with our production process and is calculated assuming a 24-hour day, continuous operation, producing 5/16" thick siding at a target operating speed

[2] Pipes and columns are measured in tons, not square feet



## USA FIBRE CEMENT

### Results

- Net sales increased 4% from US$1,218.4 million to US$1,262.3 million.

- Sales volume decreased 2% from 2,182.8 million square feet to 2,148.0 million square feet.

- Average net sales price increased 5% from US$558 per thousand square feet to US$588 per thousand square feet.

- Gross profit increased 5% and the gross profit margin increased 0.5 of a percentage point.

- EBIT increased 6% from US$342.6 million to US$362.4 million.

- EBIT margin increased 0.6 of a percentage point to 28.7%.

### Trading conditions

- The new housing construction market continued to weaken, with new housing starts down 25% and 30% respectively for the three months ended 31 December 2006 and 31 March 2007 compared to the same periods last year.

- Despite interest rates remaining relatively low, deepening problems in the sub-prime mortgage market kept builder and consumer confidence at weak levels.

- Weaker housing activity softened demand for our exterior products category in all regions except the mid-Atlantic region.

- Repair and remodelling activity was relatively steady.

### Outlook

- In North America, there is still considerable uncertainty over the outlook for new residential housing construction activity. Recently released housing data shows a continued deterioration in the new housing market, with April 2007 annualised housing starts at an estimated 1,528,000, up slightly (2.5%) from March 2007 but down 16.1% from April 2006. Building permits, an indicator of future activity, deteriorated in April 2007 and are running significantly below the pace of a year ago.

- Despite the recent slight improvement in new housing starts in April, the supply of new homes for sale still appears to be greater than demand, and builder confidence levels remain low.

- While interest rates continue to be relatively low, tightening of lending standards related to problems of the sub-prime mortgage sector is causing increased uncertainty over the short to medium-term outlook for credit availability and demand for new housing.

- The repair and remodelling market is anticipated to remain relatively stable in the short-term and further market share gains for our interior products category are expected.

*For more information about USA Fibre Cement, see pages 14–15*

# SUMMARY OF OPERATIONS





## ASIA PACIFIC FIBRE CEMENT

**Results**
- Net sales increased 4% from US$241.8 million to US$251.7 million.

- Net sales in Australian dollars increased 2% due to a 6% increase in net sales volumes from 368.3 million square feet to 390.8 million square feet, partially offset by a 3% decrease in the average Australian dollar net sales price.

- Gross profit decreased 3% due to reduced profitability in the Australian Fibre Cement business. The decrease was due mainly to a lower average net sales price, increased freight and raw material costs in Australia and costs associated with the start-up of the manufacture of new products.

- EBIT fell 6% from US$41.7 million to US$39.4 million.

- The EBIT margin was 1.5 percentage points lower, at 15.7%.

Australia and New Zealand
Fibre Cement

**Results**
- Net sales increased 2% from US$218.1 million to US$223.4 million. In Australian dollars, net sales increased 1% due to a 5% increase in sales volume, offset by a 4% decrease in the average Australian dollar net sales price.

- The average net sales price in Australian dollars decreased 4% compared to last year.

- EBIT fell 8% from US$38.9 million to US$35.7 million. In Australian dollars, EBIT fell by 10% due to increased manufacturing costs and a lower average net sales price, partially offset by an increase in sales volume and decreased SG&A spending.

- The EBIT margin was 1.8 percentage points lower, at 16.0%.

Philippines Fibre Cement

**Results**
- Net sales increased due to increased sales volumes, partially offset by a slight decrease in the average Philippine peso net sales price.

- EBIT increased due to higher volume and improved operating efficiencies, partially offset by increased SG&A costs.

**Trading conditions**
- In Australia and New Zealand, both the new housing and renovation markets were softer, compared to last year.

- In the Philippines, domestic building and construction activity was stronger.

**Outlook**
- In the Australia and New Zealand Fibre Cement business, weak market conditions are forecast to continue, but further volume growth is expected from market initiatives aimed at driving primary demand for fibre cement.

- Prices for non-differentiated products are expected to remain under pressure due to price competition in Australia. Manufacturing and other cost efficiencies are targeted to improve profitability.

- In the Philippines, healthy building and construction activity is expected to help domestic demand in the short-term. Competitive pricing pressure is continuing in both the Philippines domestic and export markets.

*For more information about Asia Pacific Fibre Cement, see pages 16–17*

## OTHER

**Results**
- Net sales increased by 2%, from US$28.3 million to US$28.9 million, due to improved sales performance in the USA Hardie Pipe business and the Europe Fibre Cement business, partially offset by decreased sales resulting from the sale of the Chile fibre cement business in July 2005.

USA Hardie Pipe

**Results**
- Higher sales volumes and higher average net sales price.

- The business recorded a small positive EBIT for the year.

Europe Fibre Cement

**Results**
- The business recorded an EBIT loss.

- Sales continuing to grow steadily.

*For more information about our Other segment business, see page 17*



06 558
05 506
04 486
03 471

USA Fibre Cement Average
Net Sales Price (US dollars/msf)



07 28.7
06 28.1
05 25.7
04 26.5
03 25.9

USA Fibre Cement EBIT Margin
(%)



07 362.4
06 342.6
05 241.5
04 195.6
03 155.1

USA Fibre Cement EBIT
(Millions of US dollars)



71%
Southern and
Western Divisions

James Hardie Exterior Product Regional
Sales Mix



35-40%
James Hardie
60-65%
Other

USA Interior Cement Board Market



70-75%
New Construction

James Hardie Sales Mix



12%
James Hardie
88%
Other

USA Exterior Siding Market[1]

## USA FIBRE CEMENT

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Net sales US$m | 1,262.3 | 1,218.4 | 939.2 | 738.6 | 599.7 |
| EBIT US$m | 362.4 | 342.6 | 241.5 | 195.6 | 155.1 |
| Total identifiable assets US$m | 893.0 | 826.0 | 670.1 | 554.9 | 492.2 |
| Volumes (mmsf) | 2,148.0 | 2,182.8 | 1,855.1 | 1,519.9 | 1,273.6 |
| Average net sales price (per msf) US$ | 588 | 558 | 506 | 486 | 471 |
| EBIT Margin % | 28.7 | 28.1 | 25.7 | 26.5 | 25.9 |
| Number of employees | 1,868 | 2,174 | 1,820 | 1,722 | 1,500 |

### Our business

Based on our net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States.

Our fibre cement products are principally used in the residential building industry, including in new residential construction (single and multi-family housing), in manufactured housing (mobile and pre-fabricated homes) and in the repair and remodelling of homes.

When we started our siding business in the US over a decade ago, we targeted states where the superior durability of our products offered considerable performance advantages over traditional wood and engineered-wood siding products. These states now form our Southern and Western Divisions. In the last six years, we have increased our marketing efforts in areas where vinyl is the dominant siding material, because we believe these areas offer us significant growth opportunities. These areas make up our Northern Division.

We have ten manufacturing plants in the United States: two in Texas and one each in California, Florida, Washington, Illinois, Pennsylvania, South Carolina, Nevada and Virginia. We also have a Research and Development Centre at our California plant.

### Market position and opportunity

*Exterior products*

– Based on our knowledge, experience and third-party data regarding our industry, we estimate that, in fiscal year 2007, we sold approximately 12%[1] of the estimated total 11.5 billion[1] square foot US exterior siding market (all types of siding; excludes fascia, trim and soffit).

– We initially took market share from wood-based siding products, and continue to do so; more recently, we have taken market share from vinyl, which offers us a significant growth opportunity.

– We achieved a compound annual growth rate of 23% in exterior product net sales for the five fiscal years 2002-2007.

– Our early focus on producing planks for new construction has been expanded to an exterior products portfolio that contains a full-wrap exterior bundle (siding, trim and soffits).

– The repair and remodelling segment accounts for around 25-30% of our

## USA FIBRE CEMENT

[1] Actual siding useage reports from NAHB for
calendar year 2006 will not be available until
August and November 2007.



sales mix and we have identified significant opportunity for growth here, and in the manufactured housing segment.

– Our Northern Division accounts for approximately 29% of our exterior product sales. We are targeting growth in this Division through increased consumer awareness; field sales representatives; partner programs with builders; and sales of value-added, differentiated products.

– In our Southern and Western Divisions we are targeting growth opportunities in rural markets and in the repair and remodelling segment, as well as targeting increased sales of value-added, differentiated products.

*Interior products*

– Based on our knowledge, experience and third-party data, we estimate that we have 35-45% of the US interior cement board market.

– Our net sales in this segment have achieved a compound annual growth rate of 23% for the fiscal years 2002-2007.

– We have a technology advantage for floor applications, and hold a leading position in the ¼" backer market.

– HardieBacker™ ½" backerboard continues to drive our market penetration for wall applications.

**Our strategy**
Our strategy in the United States is to:

– aggressively grow demand for our products in targeted market segments;

– grow our overall market position while defending our share in existing market segments; and

– offer products with superior value to that of our competitors, introducing differentiated products to increase margins.

**Steps taken towards achieving our strategy**
During the year:

– we re-set the business to address the weaker market conditions and we remain well-positioned to "flex-up" in response to higher-than-anticipated demand;

– we moved from our previous Established Markets / Emerging Markets structure to one with three operating divisions, Northern, Southern and Western. We expect the change in structure should improve market development and implementation, project and program management and plant capacity use, and establish a more collaborative environment within our US business units;

– we launched the ColorPlus® collection of products into both the Southern and Western Divisions, now that all our ColorPlus® product lines are complete and operational, including those in our plants in Reno, Nevada, and Pulaski, Virginia; and

– we launched new James Hardie brand guidelines with a consistent look and feel across the product portfolio, including a brand promise, A Better Way to Build, to connect with our customers.

Note: All market and market share figures are management estimates and cannot be precisely measured.



06 ▤ 41.7
05 ▤ 46.8
04 ▤ 37.6
03 ▤ 27.3

Asia Pacific EBIT
(Millions of US dollars)

07 ▤ 15.7
06 ▤ 17.2
05 ▤ 19.8
04 ▤ 17.1
03 ▤ 15.7

Asia Pacific EBIT Margin
(%)

## ASIA PACIFIC FIBRE CEMENT

|  | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Net sales US$m | 251.7 | 241.8 | 236.1 | 219.8 | 174.3 |
| EBIT US$m | 39.4 | 41.7 | 46.8 | 37.6 | 27.3 |
| Total identifiable assets US$m | 199.3 | 170.4 | 181.4 | 175.9 | 147.9 |
| Volumes (mmsf)* | 390.8 | 368.3 | 376.9 | 362.1 | 349.9 |
| Average net sales price (per msf)* A$ | 842 | 872 | 846 | 862 | 887 |
| EBIT Margin % | 15.7 | 17.2 | 19.8 | 17.1 | 15.7 |
| Number of employees | 835 | 854 | 892 | 955 | 931 |

**Our business**

We manufacture a wide range of fibre cement products in Australia, New Zealand and the Philippines and sell these throughout the Asia Pacific region. Our products are used for exterior cladding, interior lining and flooring in both residential and commercial construction.

In Australia, we also manufacture fibre reinforced concrete (FRC) pipes for civil and commercial use, and fibre cement columns for decorative use.

We manufacture our internal and external fibre cement products at two plants in Australia, in New South Wales and in Queensland, and at plants in the Philippines and New Zealand. Our FRC pipes and decorative columns are manufactured at a plant in Queensland.

We also have a Research and Development Centre at our New South Wales plant.

**Market position and opportunity**

We see growth opportunities in Australia, New Zealand and the Philippines.

Fibre cement has a small share of a large building materials market in Australia and New Zealand, and we are implementing strategies to increase demand for our products.

We are facing increased competition in the Philippines' and Australian building boards markets, but are focussed on improving our EBIT.

**Our strategy**

Our strategy in Asia Pacific is consistent with our strategy for the USA Fibre Cement business. We aim to:

- grow primary demand for fibre cement;

- leverage our superior technology to offer differentiated products with greater value than those of our competitors;

- promote a smarter way to build composite construction houses using our products; and

ASIA PACIFIC
FIBRE CEMENT



- vigorously defend our position in existing market segments.

**Steps taken towards achieving our strategy**
During the year:

- we gained market share in the fibre cement segment in both Australia and New Zealand through market initiatives designed to grow primary demand for fibre cement and increase sales of value-added differentiated products;

- we launched Axon™ panel for external cladding applications in New Zealand;

- we launched the Scyon™ product range which includes Matrix™ cladding, Axon™ panel, Wet Area Flooring and Trim, and we achieved strong sales growth for these and Linea™ weatherboards in Australia;

- we continued with our differentiation and value-add strategy in the Philippines, targeted at the new commercial and new residential sectors; and

- we grew export markets for the Philippines business.

## OTHER

USA Hardie Pipe

**Our business**
Hardie Pipe manufactures fibre reinforced concrete pipes at a custom-built facility in Plant City, Florida. The pipes are used for below-ground stormwater drainage in civil and commercial construction projects and in the development of residential sub-divisions.

**Our strategy**
Our strategy is to establish Hardie™ pipe as the preferred solution for stormwater applications that use pipes with diameters from 12" to 36" (300mm-900mm).

We believe that Hardie™ pipe offers this market significant installation and performance benefits. Hardie™ pipe provides the initial crush strength of rigid pipes, combined with the lighter weight, longer lengths and ease of installation of flexible pipes.

**Market position and opportunity**
We participate in the Florida storm drainage pipe market in our size range and are focussed on growing sales to our core markets and customers.

**Steps taken towards achieving our strategy**
During the year:

- we re-set the business;

- we increased prices to more accurately reflect the differentiated position of our products; and

- we redefined and focussed on preferred customers for our products.

Europe Fibre Cement

**Highlights**
We continued to grow demand for our HardieBacker™ product range of interior products and our proprietary pre-painted siding products in the United Kingdom and France by building awareness amongst distributors, builders and contractors.

We continued to work to convert tile applications from drywall and wood to fibre cement products.

We added further distribution outlets in both the UK and French markets.



06  2.7
05 ▤ 2.5
04 ▤ 3.0
03 ▤ 4.9

**Recordable Case Frequency Rate**
Frequency per 200,000 hours worked[1]

07 ▤ 0.9
06 ▤ 0.8
05 ▤ 0.6
04 ▤ 0.5
03 ▤ 0.8

**Lost Workday Case Frequency Rate[2]**
Frequency per 200,000 hours worked[1]

[1] Assuming that employees work 40 hours per week, 200,000 hours is the number of hours 100 people work in a year.

[2] LWCFR is the number of recordable incidents that resulted in lost workdays per 200,000 hours of work. This is used to measure how many recordable incidents led to lost workdays per hundred people per year.

The year was generally a safer one for our employees, reflecting the impact of our commitment to continuously improve the level of safety in our plants across the world.

All manufacturing plants have been continuing work to bring their safety results into line with the three-year targets set by the CEO in fiscal year 2006. The target was to achieve a Recordable Case Frequency Rate of less than 2 and a Recordable Case Severity Rate of less than 20 by fiscal year 2009.

A Recordable Incident is defined relatively uniformly in all countries as an incident that requires the employee to seek professional medical treatment which may or may not lead to lost or restricted workdays for the employee and the facility.

The Recordable Case Frequency Rate for any given plant is the number of recordable incidents that occur per 200,000 hours worked there, or the number of incidents per 100 employees per year.

The Recordable Case Severity Rate for any plant is the number of days of lost or restricted duty from recordable incidents per 200,000 hours worked at the plant, or the number of days lost or restricted because of injury per 100 employees per year.

The lower the incident rate and severity rate, the safer the plant is for employees.

In fiscal year 2006, only four manufacturing facilities (out of a total of 17) were able to achieve a recordable case frequency rate less than 2 and



THE YEAR IN
THE WORKPLACE



only five facilities were able to achieve a recordable case severity rate less than 20. Only three facilities were able to achieve both targets.

By comparison, in fiscal year 2007, ten manufacturing facilities (out of a total of 19 ) were able to achieve a recordable case frequency rate less than 2 and ten facilities were able to achieve a recordable case severity rate less than 20. Eight facilities were able to achieve both targets.

**Our approach to improving safety**
For fiscal year 2007, we adopted a three-fold approach to improve our safety performance:

– Our CEO reconfirmed the company-wide three year safety target of "2 and 20".

– We clarified and communicated who would be responsible for achieving the results: plant managers are responsible and accountable for the Environmental, Health & Safety (EH&S) performance of their facilities, and corporate EH&S personnel are responsible for providing plant managers with the support and

tools they need to identify and close the biggest EH&S gaps in their plants.

– We implemented a continuous improvement process to ensure all EH&S decisions are proactive and based on data, not reactive and based on emotion.

As a company, we achieved a recordable case frequency rate of 3.5 with about a quarter of these (0.9) being related to incidents that resulted in a lost workday. While both of these figures are higher than we recorded last year, this does not correspond with a higher amount of lost time. During fiscal year 2007 we actually saw an improvement in the total number of days lost or restricted due to workplace incidents: these were 5% lower than for last year even though the company had 11% more hours of work in our facilities.

It is important to acknowledge that individual incidents were less severe, even though we had more hours of work in our facilities, and we were more stringent in recording incidents.

**USA Fibre Cement safety performance**
Over the last 12 months, our US plants have steadily become safer, with 9 of our 14 manufacturing lines, or facilities, improving one or more of the recordable case frequency rate or recordable case severity rate.

Overall, the US facilities' recordable case frequency rate of 2.8, and recordable case severity rate of 56, was similar to the rates of 2.9 and 60 respectively for last year.

Safety highlights for the year were:

– three facilities achieved at least 12 months without a recordable incident; last year, every facility had at least one incident;

– seven facilities achieved the "(less than) 2 and (less than) 20" target for recordable case frequency rate and recordable case severity rate, compared to only one last year;

– eleven facilities beat at least one of the target metrics of recordable case frequency rate or recordable case severity rate; and

*Continued over*



- our newest facility, Pulaski, achieved first-year performance better than the average of our facilities in fiscal year 2007.

**Asia Pacific Fibre Cement safety performance**

Over the last 12 months, our Asia Pacific plants have steadily become safer, with 3 of our 5 manufacturing lines, or facilities, improving one or more of the recordable case frequency rate or recordable case severity rate.

- The Asia Pacific facilities had an overall recordable case frequency rate of 5.9 and a recordable case severity rate of 11 for fiscal year 2007. While the recordable case frequency rate is higher than the 2.4 for last year, the recordable case severity rate is much lower than the 56 recorded in fiscal year 2006. Highlights included:

- one plant achieving a recordable case frequency rate below 2 and a recordable case severity rate below 20 for the second consecutive year; and

- a significant reduction in the number of days of lost or restricted duties

compared to fiscal year 2006, down by 64%, despite the much larger number of incidents.

**Safety for the future**

Our current approach to safety will continue in both the US and Asia Pacific facilities.

Our corporate EH&S team will continue to develop and refine people and tools to support our plant managers. Activities already underway include:

- implementing an updated set of measurements to provide a more relevant estimate of the safety performance than is currently possible with the lagging recordable case frequency rate and recordable case severity rate;

- formally capturing and communicating best practices developed by different plants;

- ensuring that any investment in EH&S activities is supported by strong objective data that estimates its level of priority, and the level of risk before and after the changes have been made; and

- ensuring that we "do it right the first time" by having our EH&S team work with our design engineers before any piece of equipment is modified.

Our safety target for fiscal year 2008 will remain 2 and 20, because:

- the results achieved by our best plants show that once the people on a site commit to safety, they usually achieve a result below 1 and 10; and

- a recordable case frequency rate of 2 would continue to make us one of the safest manufacturers in our industry.

07 ■■■■■■■■ 30.0
06 ■■■■■■■■ 32.1
05 ■■■■■■■■ 27.1
04 ■■■■■■■ 26.1
03 ■■■■■■ 20.8

Research and Development Expenditure[1]
(Millions of US dollars)

[1] Research and development expenditure
includes US GAAP research and development
expenses and amounts classified as selling,
general and administrative expense under
US GAAP in the amounts of US$4.1 million,
US$3.4 million, US$5.5 million, US$3.5 million
and US$2.7 million for the years ended
31 March 2007, 2006, 2005, 2004 and
2003, respectively.

This year we again increased sales of the differentiated products that are at the core of our growth strategy. The success of these products, and the cost-efficient manufacturing capacity and proprietary processes we use to create them, are the result of our investments in research and product, process and market development.

We have Research and Development Centres in Sydney, Australia and Fontana, California, where we employ over one hundred scientists, engineers and technicians in Core Research and Product & Process Development. Over 50% of our scientists have advanced degrees and 45% have worked for James Hardie for longer than five years.

Our operating returns allow us to continue to re-invest in products and processes that deliver increased customer value.



THE YEAR
IN PRODUCTS

In North America, in fiscal year 2007:

- Sales of our higher-priced, differentiated ColorPlus® collection of products increased, despite the weaker residential housing market, due to the product's economies and superior performance and durability, which enable continued substitution for vinyl. We now offer our customers a choice of 20 colours and an interactive on-line James Hardie Design Centre where they can test colour and product combinations on their style of house.

- We also increased sales of our XLD® trim product by offering customers a coloured trim product to complement their ColorPlus® collection siding.

- Sales remained strong for our HardieBacker™ product line, featuring exclusive Moldblock™ technology. HardieBacker™ board is the lightest and strongest backerboard available and it combines a durable fibre

cement formulation with superior workability over traditional cement backerboards HardieBacker™ ½" board is ideal for wet area wall applications and provides flexibility of finish, while HardieBacker™ ¼" EZ Grid® backerboard for floors is the only tile backer substrate to offer a recessed fastener pattern for even easier installation.

- We are in final phase of our efforts to launch a "next generation" lap siding product in the Pacific Northwest and Atlanta markets later this year. This product is currently sold in Australia and New Zealand as Linea™ weatherboard, and we expect its combination of timber-like aesthetics and durable low-density to be popular in higher-end housing developments in North America.

In Asia Pacific, in fiscal year 2007:

- We launched the Scyon™ product range in Australia, using an advanced concrete formulation to create Scyon™ Interior Wet Area Flooring, a thick, easy-to-use flooring for interior wet areas; Scyon™ Matrix™ cladding, contributing to contemporary architectural design; Scyon™ Axon panel, with a sleek vertical design; and Scyon™ Trim, a finishing touch for edges and corners.

- We launched Axon™ panel for external cladding in New Zealand.



James Hardie is committed to responsible stewardship of the environment and to the conservation of natural resources, which is core to the long-term success and viability of the business.

We continue to devote considerable time, effort and capital to the advancement of fibre cement technology, so that environmental impacts from our operations are minimised, and recovered or recycled materials can be effectively used. This year, as in years past, James Hardie's facilities were designed, constructed and operated in a responsible manner that is consistent with regulatory standards and best-available pollution control technology where applicable.

James Hardie makes consistent efforts to ensure that its facilities are operated in a manner that is environmentally responsible and in full compliance with the letter and spirit of regulatory standards. Where any gaps are noted in our compliance efforts, corrective measures are formulated and aggressively implemented to ensure full and sustainable compliance.

**Conservation**
The primary raw materials used in the manufacture of James Hardie's products are abundant: cellulose fibre is obtained from plantation grown timber; sand from various sources; cement from a worldwide market; and water. James Hardie does, however, recognise that these resources are not inexhaustible

# THE YEAR IN
# THE ENVIRONMENT



and therefore places great emphasis on the efficient use of materials and energy.

The company's current research projects include measures to further conserve natural resources through greater use of recycled or by-product materials, and the evolution of processes whereby water and energy are used more efficiently.

From a global perspective, cement is the biggest contributor to the impact of James Hardie products on the environment, due to the energy-intense nature of the cement manufacturing process itself. James Hardie actively monitors changes in this industry, as it adopts cleaner and more efficient technologies, and we adapt our processes and formulas to use the more environmentally-friendly alternatives.

**Waste minimisation**
James Hardie is passionate about minimising waste in our manufacturing operations. At all locations, solid waste – such as trimmings, scrap, fine particles and reject material – are reintroduced into the manufacturing process as raw materials, to the greatest extent possible. Solid waste that cannot be reused is

certified by authorities as non-hazardous and is disposed of in landfills or, where opportunities are available, process waste is recycled or further used in applications where its properties are especially desirable. As an example, at some locations, rejected boards are recycled in the production of cement at partnering cement suppliers.

**Our products contribute to energy-efficient building systems**
Finally, our building products are used in lightweight construction systems that are among the most energy-efficient and environmentally responsible building systems available. These systems are very durable and require little maintenance during their lifetime.

Our current products have been used for many years in residential and commercial building applications and do not suffer the durability problems of many other cladding materials. If buildings created using our current products are eventually demolished, the products can be safely recycled, or disposed of in landfills.

     

This report contains brief biographies of the members of James Hardie's Senior Leadership Team. More information is contained in the Investor Relations area of our website (www.jameshardie.com).

Netherlands-based team members are:

**Louis Gries BSc, MBA**
*Chief Executive Officer; chairman, Managing Board; member, Joint Board*
*Age 53*

Louis Gries joined James Hardie as Manager of the Fontana, California, plant in 1991 and was appointed President of James Hardie Building Products (Inc) in 1993. He became Executive Vice President Operations in January 2003, with world-wide responsibility for operations, sales and marketing in our pipes and fibre cement businesses. He was appointed Interim CEO in October 2004 and CEO in 2005. Mr Gries was elected to the company's Managing Board by CUFS holders in August 2005.

Mr Gries has a Bachelor of Science in Mathematics from the University of Illinois, USA and an MBA from California State University in Long Beach, California USA.

**Russell Chenu BCom, MBA**
*Chief Financial Officer; member, Managing Board*
*Age 57*

Russell Chenu joined James Hardie as Interim CFO in October 2004 and was appointed Chief Financial Officer in February 2005. He was elected to the company's Managing Board by CUFS holders at the AGM in August 2005.

Mr Chenu is an experienced corporate and finance executive who has held senior finance and management positions with a number of Australian publicly-listed companies. He has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

**Benjamin Butterfield JD**
*General Counsel and Company Secretary; member, Managing Board*
*Age 47*

Benjamin Butterfield joined James Hardie as General Counsel in January 2005 and was elected to the company's Managing Board by CUFS holders at the AGM in August 2005.

Mr Butterfield is an experienced corporate General Counsel and was a partner of the US law firm Maguire, Voorhis, & Wells, PA (now part of Holland & Knight LLP). He has a Bachelor of Arts from Covenant College in Lookout Mountain, Tennessee, and a Juris Doctor from Stetson University College of Law in Florida USA.

US-based team members (in alphabetical order) are:

**Jamie Chilcoff BBA, MBA**
*Vice President – Marketing and International Business*
*Age 42*

Jamie Chilcoff joined James Hardie in 1997 and has held a variety of roles within the company in the United States, and as General Manager of our Australian and New Zealand business. He was made Vice President – International in 2004 and, in 2005, his role was expanded to include overseeing the US Marketing Group and the Repair & Remodel section of James Hardie. In November 2006 he became Vice President – Marketing and International Business.

He has a Bachelor of Business Administration from Eastern Michigan University, USA and an MBA from Xavier University in Ohio, USA.

**Mark Fisher BSc, MBA**
*Vice President – Research and Development*
*Age 36*

Mark Fisher joined James Hardie in 1993 as a Production Engineer and has held a variety of roles in production, sales and marketing and as General Manager of our Europe Fibre Cement business. Mr Fisher was appointed Vice President – Specialty Products in November 2004, then Vice President Research and Development in December 2005.

He has a Bachelor of Science in Mechanical Engineering and an MBA from the University of Southern California, USA.

# SENIOR
# LEADERSHIP TEAM






**Grant Gustafson BA, MBA**
*Vice President – Interiors and
Business Development*
*Age 44*

Grant Gustafson joined James Hardie
as Vice President of Interiors and
Business Development in April 2006.
He has consulting and consulting
management experience, and has
worked as a senior manager in the
commercial building products sector
in the US, Australia and Asia.

Mr Gustafson has a Bachelor of Arts
from the University of California at
Santa Barbara, USA, and an MBA
from the University of Chicago, USA.

**Brian Holte BSc, MBA**
*Vice President – General Manager
Western Division*
*Age 40*

Brian Holte joined James Hardie
in March 2007, bringing extensive
sales management and leadership
experience, combined with knowledge
of manufacturing.

Mr Holte holds a Bachelor of Science
Degree in Industrial Technology from the
University of Wisconsin, Stout, USA and
an MBA from the University of Southern
California, USA.

**Nigel Rigby**
*Vice President – General Manager
Northern Division*
*Age 40*

Nigel Rigby joined James Hardie in
New Zealand in 1998 and has worked
in Planning, Sales and Marketing and
Product Development for the New
Zealand business; Strategic Marketing
for our Australian business; and
Business Development and Exterior
Sales – Emerging Markets in the US.
Mr Rigby was appointed Vice President
– Emerging Markets in November 2004

and, in 2006, was named Vice
President – General Manager
Northern Division.

**Joel Rood BSCE, MSPE, MSM**
*Vice President – General Manager
Southern Division*
*Age 49*

Joel Rood joined James Hardie as
Vice President – General Manager
Southern Division in February 2007.
He has over 20 years of sales,
marketing and general management
experience in the US, Australia, the
United Kingdom and Ireland.

Mr Rood has a Bachelor of Science
in Civil Engineering from Princeton
University, summa cum laude, and
a Master of Science in Petroleum
Engineering from the University of
Texas in Austin. In addition, he
attended Stanford University as a
Sloan Fellow, earning a Master of
Science in Management.

**Robert Russell BSc, MBA**
*Vice President – Engineering
and Process Development*
*Age 41*

Robert Russell joined James Hardie
in 1996 as a Production Engineer and
has since held roles as Production
Manager; Plant Manager; Interior
Products & Retail Sales Manager; Vice
President Marketing and Sales (James
Hardie Gypsum); Business Development
Manager; and Vice President Exterior
Sales and Marketing – Established
Markets. In November 2004, Mr Russell
became Vice President – Established
Markets, and in 2006 he became Vice
President – Engineering and Process
Development.

He has a Bachelor of Science Degree in
Industrial Engineering from the University
of Arizona, USA and an MBA from the
University of California Los Angeles, USA.

Australian-based team members
(in alphabetical order) are:

**Steve Ashe BBus, ACA**
*Vice President – Investor Relations*
*Age 47*

Steve Ashe joined James Hardie in
January 2000 as Vice President Public
Affairs and was appointed Vice President
Investor Relation in October 2001,
responsible for managing the company's
relationships with the investment market.

He has a Bachelor of Business degree
from the Sydney University of Technology
and is a member of the Australian Institute
of Chartered Accountants.

**Peter W Baker BSc, MSc, MBA**
*Executive Vice President Australia*
*Age 56*

Peter Baker joined James Hardie in
October 2004 as General Manager
External Affairs and was made Executive
Vice President Australia in September
2005. He became Chairman of the
Asbestos Injuries Compensation Fund
Limited (Trustee of AICF) in January 2006.

He has been involved in various aspects
of the resolution of James Hardie's
asbestos compensation matters and his
current role includes managing James
Hardie Industries' corporate activities in
Australia. Mr Baker is an experienced
corporate executive who has held a
number of senior positions in Australian
public and private companies.

He has a Bachelor of Science with first
class honours from the University of
Leicester, UK; a Master of Science in
Operational Research with distinction
from the London School of Economics,
UK; and an MBA from the University of
Chicago, USA.

The seven Non-Executive Directors who make up James Hardie's Supervisory Board have widespread experience in general management, finance, law and accounting as well as valuable international experience that assists with James Hardie's growth. Details of their qualifications and experience are set out here.

**Donald DeFosset BS, MBA**
*Chairman, Supervisory & Joint Boards*
*Age 58*

Don DeFosset was appointed as an independent Non-Executive Director of JHI NV on 14 December 2006, after joining JHI NV as a consultant to the Board in November 2006. Donald filled a casual vacancy on the Board and was re-elected by holders at the Extraordinary General Meeting held in Amsterdam in February 2007. He was appointed Chairman of the Joint and Supervisory Boards in April 2007.

*Experience:* Mr DeFosset has broad executive experience in the homebuilding and mortgage, resources, automotive components, transport and logistics and industrial sectors. Previous roles include Chairman, President and CEO of Walter Industries, Inc (2000-2005), COO and Board Member of Dura Automotive Systems, Inc (1999-2000), Corporate Executive Vice President and President of Navistar International Corporation (1996-1999), various senior executive roles with AlliedSignal, Inc (1992-1996); Executive Vice President, Operations of Mack Trucks, Inc (1989-1992) and various senior executive roles with Rockwell International (1971-1989).

*Directorships of listed companies in past three years:* **Current** – Director and Member of the Audit Committee of Regions Financial Corporation (since October 2005); Director, Member of the Compensation Committee and Chair of the Audit Committee of Terex Corporation (since 1999).

*Other:* resident of the United States.

*Re-election due:* 2009 AGM

# SUPERVISORY BOARD DIRECTORS



**Donald McGauchie AO**
*Deputy Chairman, Supervisory*
*& Joint Boards*
*Age 57*

Donald McGauchie joined JHI NV as an independent Non-Executive Director in August 2003 and was appointed Acting Deputy Chairman in February 2007, and Deputy Chairman in April 2007. He is a member of the Joint and Supervisory Boards, Chairman of the Nominating and Governance Committee and a member of the Remuneration Committee.

*Experience:* Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to government.

*Directorships of listed companies in past three years:* **Current** – Chairman of Telstra Corporation Limited (since 2004); Director of Nufarm Limited (since 2003); **Former** – Chairman of Woolstock Australia Limited (1999-2002); Deputy Chairman of Ridley Corporation Limited (1998-2004); Director of National Foods

Limited (2000-2005); Director of Graincorp Limited (1999-2002).

*Other:* Director of The Reserve Bank of Australia; President of the National Farmers Federation (1994-1998); Chairman of Rural Finance Corporation (2003-2004); awarded the Centenary Medal for service to Australian society through agriculture and business in 2003; resident of Australia.

*Re-election due:* 2009 AGM

**Brian Anderson BS, MBA, CPA**
*Age 56*

Brian Anderson was appointed as an independent Non-Executive Director of JHI NV on 14 December 2006 after joining JHI NV as a consultant to the Board in August 2006 and was re-elected by holders at the Extraordinary General Meeting held in Amsterdam in February 2007. He is a member of the Joint and Supervisory Boards and Chairman of the Audit Committee.

*Experience:* Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions,

with thirteen years at Baxter International, Inc, including seven years as Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer (1997-2004) and, more recently, as Executive Vice President and Chief Financial Officer of OfficeMax, Inc (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991) and he is accredited as a Certified Public Accountant (1976).

*Directorships of listed companies in past three years:* **Current** – Director and Chair of the Audit Committee of A.M. Castle & Co. (since July 2005); Pulte Homes Corporation (since September 2005); Director (since 1999) and Chair of the Audit Committee (since 2003) for W.W. Grainger, Inc.

*Other:* Director of The Nemours Foundation (since January 2006); resident of the United States.

*Re-election due:* 2009 AGM

*Continued over*

**John Barr**
*Age 60*

John D Barr joined JHI NV as an independent, Non-Executive Director in September 2003 and served as Deputy Chairman of the Joint and Supervisory Boards from October 2004 to February 2007, and Acting Chairman from February 2007 to April 2007. He is Chairman of the Remuneration Committee and a member of the Nominating and Governance Committee.

*Experience:* Mr Barr has more than 30 years' management experience in the North American industrial sector, including 25 years at The Valvoline Company, eight as President and Chief Executive Officer. Between 1995 and 1999, he was President and Chief Operating Officer, and a member of the board of directors of the Quaker State Corporation.

*Directorships of listed companies in past three years:* **Current** – Director of United Auto Group (since December 2002); Director of Clean Harbors Inc (since August 2003); and Director of UST, Inc (since December 2003).

*Other:* Vice Chairman of the Board of Directors of Papa Murphy's International Inc (Papa Murphy's) since June 2004 and Chief Executive Officer since April 2005; a Director of Performance Logistics Group since September 2005 and Chairman from March 2004 to September 2005; President and Chief Executive Officer of Automotive Performance Industries from 1999 to April 2004; citizen of the USA.

*Re-election due:* 2007 AGM

**Michael Hammes BS, MBA**
*Age 65*

Michael Hammes was appointed as an independent Non-Executive Director of JHI NV at the Extraordinary General Meeting held in Amsterdam in February 2007. He is a member of the Joint and Supervisory Boards and a member of the Audit Committee.

*Experience:* Mr Hammes has extensive commercial experience at the senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors,

including CEO and Chairman of Sunrise Medical, Inc (2000-present), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1979-1986).

*Directorships of listed companies in past three years:* Director of Sunrise Medical (since 1998); Director of Navistar International Corporation (since 1996). Mr Hammes is currently Chairman of the Navistar Nominating and Governance Committee, and a Member of the Navistar Compensation, Finance and Executive Committees.

*Other:* Previous Member of the Board of Directors of Johns Manville Corporation; Member of the Board of Visitors, Georgetown University's School of Business, resident of the United States.

*Re-election due:* 2009 AGM

**James Loudon BA (Cantab), MBA**
*Age 64*

James Loudon was elected as an independent Non-Executive Director of JHI NV in July 2002 after serving as a consultant to the Board. He is a member of the Joint and Supervisory Boards and a member of the Audit Committee and Remuneration Committee.

*Experience:* Mr Loudon has held management positions in finance and investment banking and senior roles in the transport and construction industries. He was Group Finance Director of Blue Circle Industries Plc from 1987 to 2001. Prior to this, he was the First Vice-President of Finance for Blue Circle's companies in the USA.

*Directorships of listed companies in past three years:* **Current** – Deputy Chairman of Caledonia Investments Plc and a Director since 1995; **Former** – Non-Executive Director of Lafarge Malayan Cement Bhd (1989-2004).

*Other:* Governor of the University of Greenwich and of several charitable organisations; resident of the UK.

*Re-election due:* 2008 AGM

**Rudy van der Meer M.Ch.Eng**
*Age 62*

Rudy van der Meer was appointed as an independent Non-Executive Director of JHI NV at the Extraordinary General Meeting held in Amsterdam in February 2007. He is a member of the Joint and Supervisory Boards and a member of the Nominating and Governance Committee.

*Experience:* Mr van der Meer is an experienced executive, with considerable knowledge of global businesses and the building and construction sector. During his 32 year association with Akzo Nobel N.V., he held a number of senior positions including CEO – Coatings (2000-2005), CEO – Chemicals (1993-2000), member of the five-member Executive Board (1993-2005), Division President – Akzo Salt & Base Chemicals (1991-1993) and member of the Executive Board – Akzo Salt & Base Chemicals (1989-1991).

*Directorships of listed companies in past three years:* **Current** – Chairman of the Supervisory Board of Imtech N.V. (since 2005); Member of the Supervisory Board of Hagemeyer N.V. (since 2006).

*Other:* Previous appointments include Chairman of VNCI (Association of the Dutch Chemical Industry) (1994-2000); Member of the Supervisory Board of Gelderse Papier N.V. (1994-2000); Member of the Board of CEFIC (European Chemical Industry Council) (1998-2002); Member of the Board and Executive Committee of the American Chemistry Council (1996-2002); Member of the Board of the European Council Paint, Printing Ink and Artists' Colours Industry (2004-2005); Chairman of the Board of Foundation "Toekomstbeeld der Techniek" (1999-2005); Member of the ING Group N.V. Advisory Council (1997-2005). Mr van der Meer is a resident of The Netherlands.

*Re-election due:* 2009 AGM

## JOINT BOARD

The Non-Executive Directors and our Chief Executive Officer, Louis Gries, whose biography appears on page 24, form JHI NV's Joint Board.

# FINANCIAL STATEMENTS

## OVERVIEW

This discussion is intended to provide information that will assist in understanding James Hardie's (the company's) 31 March 2007 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes. It includes information about James Hardie's critical accounting policies and how these policies affect its consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect the financial condition and results of operations as a whole.

James Hardie's pre-tax results for fiscal year 2007 were substantially and adversely affected by asbestos adjustments of US$405.5 million. The asbestos provision was originally recorded in fiscal year 2006 for US$715.6 million for estimated future asbestos-related compensation payments. The company also incurred significant costs associated with the Special Commission of Inquiry (SCI) and other related matters during fiscal years 2007 and 2006. Information regarding the asbestos-related matters and the SCI and other related matters can be found in this discussion and in Note 12 of the consolidated financial statements on pages 90–95 of this annual report.

### The Company and the Building Product Markets

Based on net sales, James Hardie believes it is the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines. The company's current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Europe and Canada. Through significant research and development expenditure, James Hardie develops key product and production process technologies that it patents or holds as trade secrets. James Hardie believes that these technologies give it a competitive advantage.

James Hardie manufactures numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding and soffit lining, trim, fencing, internal linings, facades, floor and tile underlayments, flooring, drainage pipes and decorative columns. The company's products are used in various market segments, including new residential construction, manufactured housing, repair and remodel and a variety of commercial and industrial construction applications. It believes that, in certain construction applications, its fibre cement products and systems provide a combination of distinctive performance, design and cost advantages over competing building products and systems.

The company's products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of finance to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors were generally unfavourable during fiscal year 2007, resulting in weaker residential construction activity.

### Fiscal Year 2007 Key Results

As of 31 March 2007, James Hardie implemented the Final Funding Agreement as amended (Amended FFA) to provide compensation for Australian asbestos-related personal injury claims against certain former companies of the James Hardie Group.

Total net sales increased 4% to US$1,542.9 million. However, the asbestos adjustments resulted in an EBIT loss of US$86.6 million compared to an EBIT loss of US$434.9 million. Operating profit from continuing operations increased to US$150.8 million.

Excluding the asbestos adjustments, EBIT increased 14% to US$318.9 million and net operating profit increased by 6% to US$222.2 million.

The company's largest market is North America, where fibre cement is one of the fastest growing segments of the external siding market. During the year, USA Fibre Cement net sales contributed approximately 82% of total net sales, and its EBIT was the primary contributor of total company EBIT before asbestos adjustments. Net sales for the USA Fibre Cement business increased due to a higher average net sales price. EBIT for the USA Fibre Cement business increased primarily due to increased net sales and lower freight costs, which were partially offset by higher selling, general and administrative expenses.

Asia Pacific Fibre Cement net sales contributed approximately 16% of total net sales, and its EBIT was the second largest contributor of total company EBIT (before the asbestos adjustments) in 2007. Net sales increased in the company's Australia, New Zealand and Philippines businesses. The increase in net sales in the Australia and New Zealand business, which was due to increased volume, was partially offset by a reduction in average net sales price. Sales in the Philippines business increased due to higher sales volume, partially offset by a reduction in average net sales price.

The company's emerging businesses of Europe Fibre Cement and USA Hardie Pipe continued to make good progress. The USA Hardie Pipe business recorded a small profit. Sales in the Europe Fibre Cement business continued to grow steadily, albeit from a low base.

| (Millions of US dollars) | | 2007 | | 2006 | % Change |
|---|---|---|---|---|---|
| Net sales | | | | | |
| USA Fibre Cement | $ | 1,262.3 | $ | 1,218.4 | 4 |
| Asia Pacific Fibre Cement | | 251.7 | | 241.8 | 4 |
| Other | | 28.9 | | 28.3 | 2 |
| Total net sales | | 1,542.9 | | 1,488.5 | 4 |
| Cost of goods sold | | (969.9) | | (937.7) | (3) |
| Gross profit | | 573.0 | | 550.8 | 4 |
| Selling, general and administrative expenses | | (214.6) | | (209.8) | (2) |
| Research and development expenses | | (25.9) | | (28.7) | 10 |
| SCI and other related expenses | | (13.6) | | (17.4) | 22 |
| Impairment of roofing plant | | – | | (13.4) | – |
| Asbestos adjustments | | (405.5) | | (715.6) | 43 |
| Other operating expense | | – | | (0.8) | – |
| EBIT | | (86.6) | | (434.9) | 80 |
| Net interest expense | | (6.5) | | (0.2) | – |
| Operating loss from continuing operations before income taxes | | (93.1) | | (435.1) | 79 |
| Income tax benefit (expense) | | 243.9 | | (71.6) | – |
| Operating profit (loss) from continuing operations | $ | 150.8 | $ | (506.7) | – |
| Net Operating profit (loss) | $ | 151.7 | $ | (506.7) | – |
| Volume (mmsf) | | | | | |
| USA Fibre Cement | | 2,148.0 | | 2,182.8 | (2) |
| Asia Pacific Fibre Cement | | 390.8 | | 368.3 | 6 |
| Average net sales price per unit (per msf) | | | | | |
| USA Fibre Cement | US$ | 588 | US$ | 558 | 5 |
| Asia Pacific Fibre Cement | A$ | 842 | A$ | 872 | (3) |

All results are for continuing operations unless otherwise stated. See Definitions starting on page 42 of this annual report.

## TOTAL NET SALES

Total net sales increased 4% from US$1,488.5 million to US$1,542.9 million.

Net sales from USA Fibre Cement increased 4% from US$1,218.4 million to US$1,262.3 million due to a higher average net sales price partially offset by decreased sales volume.

Net sales from Asia Pacific Fibre Cement increased 4% from US$241.8 million to US$251.7 million due to increased sales volumes and favourable currency exchange rate differences, partially offset by a decreased average net sales price.

Other net sales increased by 2% from US$28.3 million to US$28.9 million due to improved sales performance in the USA Hardie Pipe business and the Europe Fibre Cement business partially offset by decreased sales resulting from the sale of the Chile Fibre Cement business in July 2005.

## USA FIBRE CEMENT

Net sales increased 4% from US$1,218.4 million to US$1,262.3 million due to a higher average net sales price partially offset by decreased sales volume. Sales volume decreased 2% from 2,182.8 million square feet to 2,148.0 million square feet, due mainly to a decrease in base demand in the company's products during the second half of the year as a result of weaker residential housing construction activity, partially offset by growth in primary demand during the first half of the year. The average net sales price increased 5% from US$558 per thousand square feet to US$588 per thousand square feet primarily due to price increases for certain products

that were implemented during the year and an increased proportion of higher-priced, differentiated products in the sales mix. The new housing construction market continued to weaken, with the US Census Bureau reporting that new housing starts were down 25% and 30%, respectively for the three months ended 31 December 2006 and 31 March 2007, compared to the same periods last year. Despite interest rates remaining relatively low, deepening problems in the sub-prime mortgage market kept builder and consumer confidence at weak levels.

According to Brian Catalde, President of the NAHB, "Builders, overall, have been systematically cutting back on new building activity for more than a year now. This slowdown is enabling them to reduce their inventory and better position themselves for the balance of the year, especially when faced with uncertainties over the impacts of the sub-prime-related tightening of mortgage lending standards on home sales". Despite this, supply of new residential housing remains greater than demand and industry inventory levels at the end of the quarter continued to be above optimal levels at around 7 to 8 months supply, as reported by the NAHB.

Demand in our exterior products category for fiscal year 2007 was affected significantly by weaker housing construction activity. The decrease in net sales was due mainly to softer demand in our exterior products category, which spanned all regions except the mid-Atlantic region. Net sales were lower for all products in the exteriors category other than the higher-priced, differentiated products, XLD® trim and the ColorPlus® collection.

With all ColorPlus® product lines now complete and operational, including those in the plants in Reno, Nevada and Pulaski, Virginia, the business has commenced launching the ColorPlus® collection of products into both the Western and Southern divisions.

Repair and remodelling activity was relatively steady during fiscal year 2007 and sales in our interior products category were flat compared to the same period last year. Continued acceptance of HardieBacker ½" board as a wet area wall solution helped grow sales for that product during the quarter, almost off-setting weaker sales of our HardieBacker™ ¼" product in a number of our larger markets.

The net sales growth for the year largely reflects further market penetration against alternative materials, mainly wood and vinyl, across the Northern, Southern and Western Divisions and in the exterior and interior product categories, and an increase in the average net sales price.

## ASIA PACIFIC FIBRE CEMENT

Net sales increased 4% from US$241.8 million to US$251.7 million. Net sales in Australian dollars increased 2% due to a 6% increase in sales volume from 368.3 million square feet to 390.8 million square feet, partially offset by a 3% decrease in the average Australian dollar net sales price.

### Australia and New Zealand Fibre Cement
Net sales increased 2% from US$218.1 million to US$223.4 million. In Australian dollars, net sales increased 1% due to a 5% increase in sales volumes, partially offset by a 4% decrease in the average Australian dollar net sales price.

In the Australia and New Zealand business, both the new housing and renovation markets weakened during the year, but sales volumes increased due to market initiatives designed to grow primary demand for fibre cement and increase sales of value-added, differentiated products. There was strong sales growth in the recently-launched Scyon™ range of products and in Linea™ weatherboards. Selling prices for non-differentiated products continue to be subject to strong competitive pressures, leading to a lower average net sales price.

### Philippines Fibre Cement
Net sales increased due to increased sales volumes, partially offset by a slight decrease in the average Philippine peso net sales price. The increase in sales volume was due to stronger domestic building and construction activity and increased export demand.

## OTHER

Other sales include sales of Hardie™ pipe in the United States and fibre cement operations in Europe.

### USA Hardie Pipe
Net sales increased in fiscal year 2007 as compared to fiscal year 2006 due to an increase in sales volume and a higher average net sales price.

### Europe Fibre Cement
Net sales continued to grow steadily, albeit from a low base.

## GROSS PROFIT

Gross profit increased 4% from US$550.8 million to US$573.0 million. The gross profit margin increased 0.1 percentage points to 37.1%.

USA Fibre Cement gross profit increased 5% due mainly to increases in net sales and, to a lesser extent, lower freight costs. The gross profit margin increased 0.5 percentage points.

Asia Pacific Fibre Cement gross profit decreased 3% primarily due to reduced profitability in the Australian Fibre Cement business. The decrease was due mainly to a lower average net sales price, increased freight and raw material costs in Australia, costs associated with the start-up of the manufacture of new products, and inefficiencies associated with the rebuild of inventory at the Rosehill, New South Wales plant associated with the plant's temporary closure in December 2006 for asbestos-related reasons. In Australian dollars, gross profit decreased 5%. The gross profit margin decreased 2.2 percentage points.

## SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES

SG&A expense increased 2% from US$209.8 million to US$214.6 million, mainly due to an increase in spending in the USA Fibre Cement business reflecting expenditures on business initiatives including build-up of organisational infrastructure to drive growth strategies. As a percentage of sales, SG&A expense decreased 0.2 of a percentage point to 13.9%.

## RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses include costs associated with "core" research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 10% lower at US$25.9 million. Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs decreased 21% to US$12.9 million.

## SCI AND OTHER RELATED EXPENSES

Costs incurred associated with the SCI and other related expenses totalled US$13.6 million compared to US$17.4 million in the previous year.

Further information on the SCI and other related matters can be found in Note 12 to the consolidated financial statements on pages 90–95 of this annual report.

## ASBESTOS ADJUSTMENTS

The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended FFA that was signed with the NSW Government on 21 November 2006 and approved by the company's shareholders on 7 February 2007. The adjustments include the full implementation of the Amended FFA.

The asbestos adjustments are comprised of the following components for the fiscal years ended 31 March:

| (Millions of US dollars) | 2007 | 2006 |
|---|---|---|
| Adjustments to the net Amended FFA liability at 30 September 2006 | $ (41.8) | $ — |
| Adjustments to the net Amended FFA liability at 31 March 2007 | 70.3 | — |
| Tax impact related to implementation of the Amended FFA | (335.0) | — |
| Effect of foreign exchange | (94.5) | — |
| Contributions to asbestos research and education | (4.5) | — |
| Initial recording of provision at 31 March 2006 | — | (715.6) |
| Asbestos adjustments | $ (405.5) | $ (715.6) |

**Adjustments to the Net Amended FFA Liability**

The discounted central estimate as calculated by KPMG Actuaries is the main component of the net Amended FFA liability. In addition to the discounted central estimates, there are US Generally Accepted Accounting Principles (GAAP) adjustments that are required to be made as the standards of US GAAP differ from actuarial standards. KPMG Actuaries issued two additional reports during fiscal year 2007 (at 30 September 2006 and at 31 March 2007) adjusting the discounted central estimate and other amounts related to the net Amended FFA liability. The following table illustrates the impact on the net Amended FFA liability of the updated KPMG Actuaries' valuations:

| September 2006 Valuation: (In millions, except exchange rate data) | 30 September 2006 | 31 March 2006 | Increase/ (decrease) |
|---|---|---|---|
| Discounted Central Estimate | A$ 1,554.8 | A$ 1,517.0 | A$ 37.8 |
| US GAAP Adjustments | | | |
| Discounting and inflation allowance | (112.6) | (113.2) | 0.6 |
| Uninflated and undiscounted central estimate | 1,442.2 | 1,403.8 | 38.4 |
| Provision for claims handling costs of AICF | 67.7 | 67.7 | — |
| Other US GAAP adjustments | 31.5 | 28.7 | 2.8 |
| Net (assets) liabilities of AICF excluding funding payments | (33.0) | (71.6) | 38.6 |
| Total net Amended FFA liability pre-tax | 1,508.4 | 1,428.6 | 79.8 |
| Total net Amended FFA liability post-tax | A$ 1,055.9 | A$ 1,000.0 | A$ 55.9 |
| Exchange rate – A$ to US$ – 30 September 2006 | | | 1.3365 |
| Increase in the net Amended FFA liability | | | US$ 41.8 |

| March 2007 Valuation: (In millions, except exchange rate data) | 31 March 2007 | 30 September 2006 | Increase/ (decrease) |
|---|---|---|---|
| Discounted Central Estimate | A$ 1,355.1 | A$ 1,554.8 | A$ (199.7) |
| US GAAP Adjustments | | | |
| Discounting and inflation allowance | (82.1) | (112.6) | 30.5 |
| Uninflated and undiscounted central estimate | 1,273.0 | 1,442.2 | (169.2) |
| Provision for claims handling costs of AICF | 69.2 | 67.7 | 1.5 |
| Other US GAAP adjustments | 39.6 | 31.5 | 8.1 |
| Net (assets) liabilities of AICF excluding funding payments | 2.2 | (33.0) | 35.2 |
| Total net Amended FFA liability pre-tax | 1,384.0 | 1,508.4 | (124.4) |
| Total net Amended FFA liability post-tax | A$ 968.8 | A$ 1,055.9 | A$ (87.1) |
| Exchange rate – A$ to US$ – 31 March 2007 | | | 1.2395 |
| Decrease in the net Amended FFA liability | | | US$ (70.3) |

The uninflated and undiscounted central estimate and the provision for claims handling costs of the AICF are recorded on the balance sheet under the caption asbestos liability. The other US GAAP adjustments, net assets (liabilities) of the AICF, and the tax impact of the implementation of the Amended FFA are recorded within other captions on the balance sheet; readers are referred to the section Net Amended FFA Liability below for further details.

(continued)

**Tax Impact Related to the Implementation
of the Amended FFA**

Following final approval of the Amended FFA by shareholders on 7 February 2007, a deferred tax asset of US$335.0 million has been recorded to reflect the anticipated tax deductions commensurate with the projected payments under the Amended FFA to the AICF.

**Effect of Foreign Exchange**

The components of the net Amended FFA liability are denominated in Australian dollars and thus the reported value of the net Amended FFA liability in the company's consolidated balance sheets in US dollars is subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies has caused an increase in the net Amended FFA liability of US$94.5 million for the fiscal year ended 31 March 2007.

**Contributions to Asbestos Research and Education**

Following the adoption of the Amended FFA, a provision of US$4.5 million was recorded for amounts James Hardie will pay for asbestos medical research funding and an asbestos education campaign over the next ten years based on the provisions of the Amended FFA.

**Net Amended FFA Liability**

The net Amended FFA liability is presented in the consolidated balance sheet within the following captions at 31 March 2007:

| (Millions of US dollars) | | | |
|---|---|---|---:|
| Insurance receivables | – current | $ | 9.4 |
| | – non-current | | 165.1 |
| Workers' compensation receivable | – current | | 2.7 |
| | – non-current | | 76.5 |
| Workers' compensation liability | – current | | (2.7) |
| | – non-current | | (76.5) |
| Asbestos liability | – current | | (63.5) |
| | – non-current | | (1,225.8) |
| Deferred tax asset | – current | | 7.8 |
| | – non-current | | 318.2 |
| Income taxes payable (reduction to income tax payable) | | | 9.0 |
| Other net liabilities | | | (6.3) |
| Net Amended FFA liability at 31 March 2007 | | $ | (786.1) |

Further information on the asbestos adjustments, the SCI, and other related matters can be found in Note 12 to the consolidated financial statements on pages 90–95 of this annual report.

# EBIT

EBIT decreased from a loss of US$434.9 million to a loss of US$86.6 million. EBIT includes asbestos adjustments of a US$405.5 million and SCI and other related expenses of US$13.6 million.

As shown in the table below, EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses, increased 7% to US$332.5 million. EBIT margin excluding these items increased 0.7 percentage points to 21.6%.

**EBIT**

| (Millions of US dollars) | 2007 | 2006 | % Change |
|---|---:|---:|---:|
| USA Fibre Cement | $ 362.4 | $ 342.6 | 6 |
| Asia Pacific Fibre Cement | 39.4 | 41.7 | (6) |
| Research & Development | (17.1) | (15.7) | (9) |
| Other | (9.3) | (13.1) | 29 |
| Impairment of roofing plant | – | (13.4) | – |
| General Corporate | (56.5) | (61.4) | 8 |
| Asbestos adjustments | (405.5) | (715.6) | 43 |
| EBIT | (86.6) | (434.9) | 80 |
| **Excluding** | | | |
| Impairment of roofing plant | – | 13.4 | – |
| Asbestos adjustments | 405.5 | 715.6 | 43 |
| SCI and other related expenses | 13.6 | 17.4 | 22 |
| EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses | $ 332.5 | $ 311.5 | 7 |
| Net sales | $ 1,542.9 | $ 1,488.5 | 4 |
| EBIT margin excluding asbestos adjustments, impairment charge and SCI and other related expenses | 21.6% | 20.9% | – |

USA Fibre Cement EBIT increased 6% from US$342.6 million to US$362.4 million. The increase was primarily due to increased net sales and lower unit freight costs, partially offset by higher SG&A expenses. The EBIT margin was 0.6 percentage points higher at 28.7%.

Asia Pacific Fibre Cement EBIT decreased 6% from US$41.7 million to US$39.4 million due to reduced EBIT performance in the Australia and New Zealand Fibre Cement business, partly offset by improved EBIT performance in the Philippines Fibre Cement business. In Australian dollars, EBIT decreased 7%. Asia Pacific Fibre Cement EBIT margin was 1.5 percentage points lower at 15.7%.

Australia and New Zealand Fibre Cement EBIT decreased 8% from US$38.9 million to US$35.7 million. In Australian dollars, the Australia and New Zealand business EBIT fell by 10% due to increased manufacturing costs, including costs associated with the temporary closure of the Rosehill plant in late 2006 and a lower average net sales price, partially offset by an increase in sales volume and decreased SG&A spending. The Australia and New Zealand business' EBIT margin was 1.8 percentage points lower at 16.0%. The Philippines Fibre Cement business recorded an increase in EBIT due to increases in volume and improved operating efficiencies, partially offset by increased SG&A costs.

The USA Hardie Pipe business recorded a small EBIT in fiscal year 2007 compared to an EBIT loss in the previous year.

The Europe Fibre Cement business incurred an EBIT loss as it continued to build net sales.

Following a review of the results of its roofing product trials in California, James Hardie announced on 18 April 2006 that the pilot plant was to close. This business incurred closure costs of US$1.2 million during the year.

General corporate costs decreased by US$4.9 million from US$61.4 million to US$56.5 million. The reduction was primarily caused by a decrease of US$6.5 million in earnings-related bonuses and a decrease of US$3.8 million in SCI and other related expenses, partially offset by an increase of US$1.0 million in defined benefit pension costs and an increase of US$4.5 million in other corporate costs.

## NET INTEREST EXPENSE

Net interest expense increased by US$6.3 million to US$6.5 million. The increase in net interest expense was due to the higher average level of net debt outstanding as compared to the previous year.

## INCOME TAX BENEFIT (EXPENSE)

Income tax benefit (expense) increased US$315.5 million from an expense of US$71.6 million to an income tax benefit of US$243.9 million. The increase was due primarily to the US$335.0 million tax benefit related to implementation of the Amended FFA and the tax provision write-back of US$10.4 million, partially offset by the increase in taxable income and a change in the geographical mix of earnings.

## DISPUTED AMENDED AUSTRALIAN INCOME TAX ASSESSMENT

As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI's income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges by the ATO, the total was changed to A$368.0 million, comprising A$172.0 million of primary tax after allowable credits, A$43.0 million of penalties (representing 25% of primary tax) and A$153.0 million of general interest charges.

RCI is appealing the amended assessment. On 5 July 2006, pursuant to the agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$189.0 million (US$152.5 million). The company also agreed to guarantee the payment of the remaining 50% of the amended assessment should its appeal not be successful and to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued general interest charges of A$2.9 million (US$2.3 million) was paid on 16 October 2006. However, the company has not recorded any liability at 31 March 2007 for the remainder of the amended assessment because, at this time, the company believes RCI's view of its tax position will be upheld on appeal; therefore no such liability is probable in accordance with US accounting standards.

At the end of May 2007, the ATO disallowed the company's objection to RCI Pty Ltd's notice of amended assessment for RCI Pty Ltd for the year ended 31 March 1999. The company will continue to pursue all avenues of appeal to contest the ATO's position in this matter and may incur substantial legal and other expenses in pursuing this appeal.

The company has treated all payments in relation to the disputed assessment as a deposit in the consolidated financial statements and the company currently intends to treat any future payments as a deposit pending resolution of this matter.

See Note 14 to the consolidated financial statements on page 97 of this annual report for further information on the amended ATO assessment.

(continued)

## OPERATING PROFIT

Net operating profit increased from a loss of US$506.7 million to a profit of US$151.7 million. Net operating profit includes asbestos adjustments of US$405.5 million and a tax benefit related to implementation of the Amended FFA of US$335.0 million. Also included in net operating profit are SCI and other related expenses of US$13.6 million (US$12.6 million, after tax), the make-whole payment on the prepayment of notes of US$6.0 million (US$5.6 million, after tax) and a tax provision write-back of US$10.4 million.

Operating profit from continuing operations excluding asbestos adjustments, tax benefit related to implementation of the Amended FFA, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back, increased 8% to US$230.0 million as shown in the table below:

| (Millions of US dollars) | 2007 | 2006 | % Change |
|---|---|---|---|
| Net operating profit (loss) | $ 151.7 | $ (506.7) | – |
| **Excluding** | | | |
| Asbestos adjustments | 405.5 | 715.6 | 43 |
| Tax benefit related to implementation of the Amended FFA | (335.0) | – | – |
| Impairment of roofing plant (net of tax) | – | 8.0 | – |
| SCI and other related expenses | 12.6 | 16.5 | 24 |
| Make-whole payment (net of tax) | 5.6 | – | – |
| Tax provision write-back | (10.4) | (20.7) | (50) |
| Net operating profit excluding asbestos adjustments, tax benefit related to implementation of the Amended FFA, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back | $ 230.0 | $ 212.7 | 8 |

## LIQUIDITY AND CAPITAL RESOURCES

The company's treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by its treasury department and is centralised in The Netherlands. This policy is reviewed annually and is designed to ensure that the company has sufficient liquidity to support its business activities and meet future business requirements in the countries in which it operates. Counterparty limits are managed by the treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts and signed off annually by the CFO.

James Hardie has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on the company's short-term or long-term liquidity. The company believes that it can meet its present working capital requirements for at least the next 12 months based on its current capital resources. Any cash commitments arising from the Amended FFA will be met either from cash generated by operating activities or, should this prove insufficient, from borrowings under its existing credit facilities.

The company had cash and cash equivalents of US$34.1 million as of 31 March 2007. At that date, the company also had credit facilities totalling US$355.0 million, of which US$188.0 million was outstanding. The credit facilities are all non-collateralised and as of 31 March 2007 consisted of the following:

| (Millions of US dollars) | At 31 March 2007 | | |
|---|---|---|---|
| Description | Effective Interest Rate | Total Facility | Principal Outstanding |
| US$ 364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2007 | 5.82% | $ 110.0 | $ 83.0 |
| US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010 | 5.98% | 245.0 | 105.0 |
| Total | | $ 355.0 | $ 188.0 |

As of 31 March 2007 the company had net debt of US$153.9 million, compared with net cash of US$12.4 million, a decrease of US$166.3 million.

The company's credit facilities currently consist of 364-day facilities in the amount of US$110.0 million, which as of 31 March 2007, all had a maturity date of December 2007. As of June 2007, the maturity dates of all of the 364-day facilities have been extended to June 2008. The company also has term facilities in the amount of US$245.0 million, which mature in June 2010. For both types of facilities, interest is calculated at the commencement of each draw-down period based on the US-dollar London Interbank Offered Rate, or LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. During fiscal year 2007, the company paid US$0.7 million in commitment fees. As of 31 March 2007, US$188.0 million was drawn under the combined facilities and US$167.0 million was available.

In March 2006, a wholly owned subsidiary of the Company, RCI, received an amended assessment from the ATO of A$412.0 million. The assessment was subsequently amended to A$368.0 million (US$296.9 million).

RCI is appealing the amended assessment. On 5 July 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$189.0 million (US$152.5 million) being 50% of the then amended assessment, and guaranteed the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. The company also agreed to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued general interest charges was paid on 16 October 2006 in respect of the quarter ended 30 September 2006. These payments will reduce the company's liquidity. The company believes that RCI's view on its tax position will ultimately prevail in this matter. Accordingly, it is expected that any amounts paid would be recovered, with interest, by RCI at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of 31 March 2007, the company had not recorded any liability for the remainder of the amended assessment. For more information, see Note 14 to the consolidated financial statements on page 97 of this annual report.

At the end of May 2007, the ATO disallowed the company's objection to RCI's notice of amended assessment for RCI for the year ended 31 March 1999. The company will continue to pursue all avenues of appeal to contest the ATO's position in this matter.

If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements. Nevertheless, the company believes it will have sufficient funds to meet its working capital and other cash requirements for at least the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year.

At 31 March 2007, the company's management believes that it was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, it is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and is limited in how much it can spend on an annual basis in relation to asbestos payments to the AICF.

**Cash Flow**

Net operating cash inflows decreased from US$240.6 million in fiscal year 2006 to cash outflows of US$67.1 million in fiscal year 2007 primarily due to the ATO deposit payment of US$154.8 million and the initial funding payment made to the AICF of US$148.7 million.

Net cash used in investing activities decreased from US$154.0 million in fiscal year 2006 to US$92.6 million in fiscal year 2007 as capital expenditures were reduced.

Net cash provided by financing activities decreased from US$116.5 million in fiscal year 2006 to a utilisation of US$136.4 million in fiscal year 2007 primarily due to the repayment of US$219.7 million of debt facilities, partly offset by the drawdown of US$105.0 million on the company's debt facilities.

**Capital Requirements and Resources**

James Hardie's capital requirements consist of expansion, renovation and maintenance of its production facilities and construction of new facilities. The company's working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.

During the fiscal year ended 31 March 2007, the company met its capital requirements through a combination of internal cash and funds from its credit facilities. As it continues expanding its fibre cement businesses, the company expects to use cash primarily generated from its operations to fund capital expenditures and working capital. During fiscal year 2008, the company expects to spend approximately US$60 million on capital expenditures, including facility upgrades and capital to implement of new fibre cement technologies. The company plans to fund any cash flow shortfalls that it may experience due to payments related to the Amended FFA and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of US$34.1 million at 31 March 2007, and cash that it anticipates will be available to it under credit facilities.

Under the terms of the Amended FFA, the company is required to fund the AICF on an annual basis. The initial funding payment of A$184.3 million was made to the AICF in February 2007 and annual payments will be made each July beginning in July 2007. The amounts of these annual payments are dependent on several factors, including the company's free cash flow (defined as cash from operations in accordance with GAAP in force at the date of the Original FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap.

The company anticipates that cash flows from operations, net of estimated payments under the Amended FFA, will be sufficient to fund its planned capital expenditure and working capital requirements in the short-term. If the company does not generate sufficient cash from operations to fund its planned capital expenditures and working capital requirements, it believes the cash and cash equivalents of US$34.1 million at 31 March 2007, and the cash that it anticipates will be available to it under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.

The company expects to rely primarily on increased market penetration of its products and increased profitability from a more favourable product mix to generate cash to fund its long-term growth. Historically, the company's products have been well-accepted by the market and the product mix has changed towards higher-priced, differentiated products that generate higher margins.

The company has historically reinvested a portion of the cash generated from its operations to fund additional capital expenditures, including research and development activities, which the company believes has facilitated greater market penetration and increased profitability. The company's ability to meet its long-term liquidity needs, including its long-term growth plan, is dependent on the continuation of this trend and other factors discussed herein.

The company expects the dividend payment ratio in the future to be between 50% and 75% of net income before asbestos adjustments, subject to funding requirements.

The company believes its business is affected by general economic conditions and interest rates in the United States and in other countries because these factors affect the number of new housing starts and the level of housing prices. It believes that higher housing prices, which may affect available owner equity and household net worth, are contributors to the currently strong renovation and remodel markets for its products. Over the past several years, favourable economic conditions and historically-reasonable mortgage interest rates in the United States helped sustain new housing starts and renovation and remodel expenditures. However, the ongoing sub-prime mortgage fallout and high current inventory of unsold homes may cause a levelling-off or decrease in new housing starts over the short-term. The company expects that business derived from current US forecasts of new housing starts and continued healthy renovation and remodel expenditures will result in its operations generating cash flow sufficient to fund the majority of its planned capital expenditures.

It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which the company manufactures and sells its products would negatively impact the company's growth and its current levels of revenue and profitability and therefore decrease its liquidity and ability to generate sufficient cash from operations to meet its capital requirements. During calendar year 2005, US home mortgage interest rates and housing prices increased, while through calendar year 2006 the US housing affordability index has decreased. The company believes that these economic factors, along with others, may cause a slowdown in growth of US new housing construction over the short-term, which may reduce demand for its products.

Pulp and cement are primary ingredients in James Hardie's fibre cement formulation, which have been subject to price volatility, affecting the company's working capital requirements. The company expects that cement prices may continue to increase on a regional basis in fiscal year 2008 causing overall prices to remain high. Pulp prices are discounted from a global index,

Northern Bleached Softwood Kraft (NBSK), which, based on information the company receives from RISI and other sources, the company predicts to increase through fiscal year 2008 thus causing pulp prices to increase. To minimise additional working capital requirements caused by rising cement prices, the company has sought to enter into regional contracts with suppliers for the purchase of cement that will help mitigate its cement price increases over the longer-term.

Freight costs decreased in fiscal year 2007 primarily due to improved logistics and transport efficiencies despite higher fuel prices. However, the company expects fuel costs will continue to increase.

The collective impact of the foregoing factors, and other factors, including those identified in the Cautionary Note Concerning Forward-Looking Statements on page 116 of this annual report, may affect the company's ability to generate sufficient cash flows from operations to meet its short and longer-term capital requirements. The company believes that it will be able to fund any cash shortfalls for at least the next 12 months with cash that it anticipates will be available under its credit facilities and that it will be able to maintain sufficient cash available under those facilities. Additionally, the company could determine it necessary to reduce or eliminate dividend payments, scale back or postpone its expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.

**Capital Expenditures**
James Hardie's total capital expenditures, including amounts accrued, for continuing operations for fiscal year 2007 was US$92.1 million. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for the company's fibre cement products and to create new manufacturing capacity for new fibre cement products.

Significant capital expenditures in fiscal year 2007 included (i) completion of the second line at the Pulaski, Virginia plant and (ii) completion of construction of, and commencement of production on, new ColorPlus® product lines at the Reno, Nevada and Pulaski, Virginia plants.

**Contractual Obligations**
The following table summarises the company's significant contractual obligations at 31 March 2007:

| (Millions of US dollars) | Total | Payments due During Fiscal Year Ending 31 March | | | |
| | | 2008 | 2009 to 2010 | 2011 to 2012 | Thereafter |
|---|---|---|---|---|---|
| Asbestos Liability[1] | $ 1,289.3 | $ N/A | $ N/A | $ N/A | $ N/A |
| Long-Term Debt | 105.0 | – | – | 105.0 | – |
| Operating Leases | 137.0 | 15.0 | 27.1 | 21.6 | 73.3 |
| Purchase Obligations[2] | 12.2 | 12.2 | – | – | – |
| Total | $ 1,543.5 | $ 27.2 | $ 27.1 | $ 126.6 | $ 73.3 |

[1] The table above does not include any amounts related to the annual payment due to the AICF under the terms of the Amended FFA. The amount of this annual payment is dependent on several factors, including the company's free cash flow (defined as cash from operations in accordance with GAAP in force at the date of the original FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. These amounts cannot be reasonably estimated for future periods and thus no amounts for such periods have been included for this contractual obligation in the table above. For additional information regarding future obligations under the Amended FFA, see Note 12 to the consolidated financial statements on pages 90–95 of this annual report.

[2] Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

See Notes 9 and 12 to the consolidated financial statements starting on pages 89 and 90 of this annual report for further information regarding long-term debt and operating leases, respectively.

## OFF-BALANCE SHEET ARRANGEMENTS

As of 31 March 2007 and 2006, the company did not have any material off-balance sheet arrangements.

## INFLATION

The company does not believe that inflation has had a significant impact on its results of operations for the fiscal years ended 31 March 2007, 2006 or 2005.

## SEASONALITY AND QUARTERLY VARIABILITY

James Hardie's earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

## OUTLOOK

In North America, there is still considerable uncertainty over the outlook for new residential housing construction activity. Recently released housing data shows a continued deterioration in the new housing market, with April 2007 annualised housing starts at an estimated 1,528,000, up slightly (2.5%) from March 2007 but down 16.1% from April 2006. Building permits, an indicator of future activity, deteriorated in April and are running significantly below the pace of a year ago.

Despite the recent slight improvement in new housing starts, the supply of new homes for sale still appears to be greater than demand, and builder confidence levels remain low.

While interest rates continue to be relatively low, tightening of lending standards related to problems of the sub-prime mortgage sector is causing increased uncertainty over the short to medium-term outlook for credit availability and demand for new housing.

The NAHB Chief Economist, David Seiders, made the following statement on 16 May 2007: "The pattern of building permits clearly shows that the dramatic downward correction in housing production is still underway. Homebuyer demand has been sent into another down leg by the abrupt tightening of mortgage lending standards, and there is an increasingly heavy supply of vacant housing units on the market. Under these conditions, builders are cutting back on new construction and intensifying their efforts to bolster sales and limit cancellations". The NAHB is now projecting that housing production will not begin improving until late calendar year 2007, and that the early stages of the subsequent recovery will be quite sluggish.

The USA Fibre Cement business underwent some re-setting in late 2006 early 2007 to address the weaker market conditions and remains well positioned to "flex-up" in response to higher-than-anticipated demand.

Sales volumes for the first quarter of fiscal year 2008 are expected to be adversely affected by the weaker new housing market, but the business remains focussed on, and has strategies in place to grow primary demand for fibre cement and take further market share from alternative materials including wood and vinyl siding. It is also continuing to focus on cost management.

The repair and remodelling market is anticipated to remain relatively stable in the short-term and further market share gains for the interior products category are expected.

In the Australia and New Zealand Fibre Cement business, weak market conditions are forecast to continue, but further volume growth is expected from market initiatives aimed at driving primary demand for fibre cement. Prices for non-differentiated products are expected to remain under pressure due to price competition in Australia. Manufacturing and other cost efficiencies are targeted to improve profitability.

In the Philippines, healthy building and construction activity is expected to help domestic demand in the short-term. Competitive pricing pressure is continuing in both the Philippines domestic and export markets.

In addition, the asbestos liability will be updated annually, based on the most recent actuarial determinations and claims experience, and quarterly to reflect changes in foreign exchange rates. Changes to the actuarial reports may have a material impact on the company's consolidated financial statements.

## CRITICAL ACCOUNTING POLICIES

The accounting policies affecting James Hardie's financial condition and results of operations are more fully described in Note 2 to the consolidated financial statements on page 83 of this annual report. Certain of the company's accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. The company considers the following policies to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

### Accounting for Contingencies

James Hardie accounts for loss contingencies in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies", under which it accrues amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, the company reassesses its situation and makes appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters and the ATO assessment see Notes 12 and 14 to the consolidated financial statements starting on pages 90 and 97 of this annual report.

### Accounting for the Asbestos Funding Agreement

Prior to 31 March 2007, the company's consolidated financial statements included an asbestos provision relating to its anticipated future payments to the AICF based on the terms of the Original FFA.

In February 2007, the Amended FFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for the Former James Hardie Companies.

The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability also includes an allowance for the future operating costs of the AICF.

In estimating the potential financial exposure, KPMG Actuaries have made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.

Further, KPMG Actuaries have relied on the data and information provided by the AICF and Amaca Claim Services, Amaca Pty Ltd (under NSW External Administration), referred to as ACS, and have assumed that it is accurate and complete in all material respects. The actuaries have neither verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected and could result in significant debits or credits to the consolidated balance sheet and statement of operations.

An updated actuarial assessment will be performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on the business, results of operations and financial condition.

For additional information regarding the asbestos liability, see Note 12 to the consolidated financial statements on pages 90–95 of this annual report.

### Sales

James Hardie records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

### Accounts Receivable

James Hardie evaluates the collectibility of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in its customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within the company's expectations, it cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Because the company's accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could affect their ability to make payments and result in the need for additional allowances which would decrease the company's net sales.

## Inventory

Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If the estimate for the future demand for inventory is greater than actual demand and the company fails to reduce manufacturing output accordingly, it could be required to record additional inventory reserves, which would have a negative impact on its gross profit.

## Accrued Warranty Reserve

James Hardie offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. Because its fibre cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with the company's expectations over an extended period of time. A typical warranty program requires that the company replace defective products within a specified time period from the date of sale. The company records an estimate for future warranty-related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, it adjusts the amount of its warranty provisions as necessary. Although warranty costs have historically been within calculated estimates, if the company's experience is significantly different from its estimates, it could result in the need for additional reserves.

## Accounting for Income Tax

The company accounts for income taxes according to SFAS No. 109, "Accounting for Income Taxes", under which it computes its deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. It must assess whether, and to what extent, it can recover its deferred tax assets. If full or partial recovery is unlikely, the company must increase its income tax expense by recording a valuation allowance against the portion of deferred tax assets that it cannot recover. The company believes that it will recover all of the deferred tax assets recorded (net of valuation allowance) on its consolidated balance sheet at 31 March 2007. However, if facts later indicate that it will be unable to recover all or a portion of its net deferred tax assets, the company's income tax expense would increase in the period in which it determines that recovery is unlikely.

Due to the size and nature of its business, the company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions it asserts on its income tax returns. The company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the company ultimately determines that payment of these amounts is unnecessary, it reverses the liability and recognises a tax benefit during the period in which it determines that the liability is no longer necessary. The company records additional tax expense in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.

For additional information regarding income tax, see Note 13 to the consolidated financial statements on pages 96–97 of this annual report.

## DEFINITIONS

### Financial Measures – US GAAP equivalents

**EBIT and EBIT margin** – EBIT is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company's operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.

**Operating profit** – is equivalent to the US GAAP measure of income.

**Net operating profit** – is equivalent to the US GAAP measure of net income.

## SALES VOLUMES

**mmsf** – million square feet, where a square foot is defined as a standard square foot of 5/16" thickness.

**msf** – thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness.

## FINANCIAL RATIOS

**Gearing Ratio** – Net debt/cash divided by net debt/cash plus shareholders' equity.

**Net interest expense cover** – EBIT divided by net interest expense.

**Net interest paid cover** – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

**Net debt payback** – Net debt/cash divided by cash flow from operations.

**Net debt/cash** – Short-term and long-term debt less cash and cash equivalents.

## NON-US GAAP FINANCIAL MEASURES

**EBIT and EBIT margin excluding asbestos adjustments** – EBIT and EBIT margin excluding asbestos adjustments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

| (Millions of US dollars) | FY07 | FY06 |
|---|---|---|
| EBIT | $ (86.6) | $ (434.9) |
| Asbestos adjustments | 405.5 | 715.6 |
| EBIT excluding asbestos adjustments | 318.9 | 280.7 |
| Net Sales | $ 1,542.9 | $ 1,488.5 |
| EBIT margin excluding asbestos adjustments | 20.7% | 18.9% |

**EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses** – EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes.

| (Millions of US dollars) | FY07 | FY06 |
|---|---|---|
| EBIT | $ (86.6) | $ (434.9) |
| Asbestos adjustments | 405.5 | 715.6 |
| Impairment of roofing plant | – | 13.4 |
| SCI and other related expenses | 13.6 | 17.4 |
| EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses | $ 332.5 | $ 311.5 |

**Net operating profit excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA** – Net operating profit excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

| (Millions of US dollars) | FY07 | FY06 |
|---|---|---|
| Net operating profit (loss) | $ 151.7 | $ (506.7) |
| Asbestos adjustments | 405.5 | 715.6 |
| Tax benefit related to implementation of the Amended FFA | (335.0) | – |
| Net operating profit excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA | $ 222.2 | $ 208.9 |

**Diluted earnings per share excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA** – Diluted earnings per share excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

| (Millions of US dollars) | FY07 | FY06 |
| --- | --- | --- |
| Net operating (loss) profit | $ 151.7 | $ (506.7) |
| Asbestos adjustments | 405.5 | 715.6 |
| Tax benefit related to implementation of the Amended FFA | (335.0) | – |
| Net operating profit excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA | $ 222.2 | $ 208.9 |
| Weighted average common shares outstanding – Diluted (millions) | 466.4 | 461.7 |
| Diluted earnings per share excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA (US cents) | 47.6 | 45.2 |

**Effective tax rate excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA** – Effective tax rate excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

| (Millions of US dollars) | FY07 | FY06 |
| --- | --- | --- |
| Operating loss before income taxes | $ (93.1) | $ (435.1) |
| Asbestos adjustments | 405.5 | 715.6 |
| Operating profit before income taxes excluding asbestos adjustments | 312.4 | 280.5 |
| Income tax benefit/(expense) | 243.9 | (71.6) |
| Tax benefit related to implementation of the Amended FFA | (335.0) | – |
| Income tax expense excluding tax benefit related to implementation of the Amended FFA | $ (91.1) | $ (71.6) |
| Effective tax rate excluding asbestos adjustments and tax benefit related to implementation of the Amended FFA | 29.2% | 25.5% |

**Adjusted EBITDA** – Adjusted EBITDA is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. The company has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

**Reconciliation of Adjusted EBITDA and Adjusted EBITDA excluding asbestos adjustments to net cash provided by operating activities:**

| (Millions of US dollars) | FY07 | FY06 |
| --- | --- | --- |
| Net cash (used in) provided by operating activities | $ (67.1) | $ 240.6 |
| Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities | 4.5 | (791.3) |
| Change in operating assets and liabilities, net | 214.3 | 44.0 |
| Net income (loss) | 151.7 | (506.7) |
| Cumulative effect of change in accounting principle | (0.9) | – |
| Income tax (benefit) expense | (243.9) | 71.6 |
| Interest expense | 12.0 | 7.2 |
| Interest income | (5.5) | (7.0) |
| Depreciation and amortisation | 50.7 | 45.3 |
| Adjusted EBITDA | $ (35.9) | $ (389.6) |
| Asbestos adjustments | 405.5 | 715.6 |
| Adjusted EBITDA excluding asbestos adjustments | $ 369.6 | $ 326.0 |

## ABBREVIATIONS

The following abbreviations are used throughout this annual report:

**AICF** – Asbestos Injuries Compensation Fund.  
**Amended FFA** – Amended Final Funding Agreement.  
**ASIC** – Australian Securities and Investments Commission.

**ATO** – Australian Taxation Office.  
**FFA** – Final Funding Agreement.  
**NSW** – New South Wales.

Your Joint Board Directors present their report on the consolidated entity consisting of James Hardie Industries NV (JHI NV) and the entities it controlled at the end of, or during, the year ended 31 March 2007 (collectively referred to as the company).

## DIRECTORS

At the date of this report the members of the Supervisory Board were: Donald DeFosset (Chairman), Donald McGauchie (Deputy Chairman), Brian Anderson, John Barr, Michael Hammes, James Loudon, and Rudy Van der Meer; and the members of the Managing Board were: Louis Gries (CEO), Russell Chenu (CFO) and Benjamin Butterfield (General Counsel & Company Secretary). The Joint Board consists of all of the members of the Supervisory Board plus Mr Gries.

Changes in the Managing and Supervisory Boards between 1 April 2006 and the date of this report were:

- Mr Clark resigned from the Supervisory and Joint Boards on 9 May 2006;
- Mr Anderson was appointed to the Supervisory and Joint Boards on 14 December 2006; and was re-elected to the Supervisory and Joint Boards by shareholders on 7 February 2007;
- Mr DeFosset was appointed to the Supervisory and Joint Boards on 14 December 2006; and was re-elected to the Supervisory and Joint Boards by shareholders on 7 February 2007;
- Mr Hammes was elected to the Supervisory and Joint Boards by shareholders on 7 February 2007;
- Mr van der Meer was elected to the Supervisory and Joint Boards by shareholders on 7 February 2007;
- Ms Hellicar resigned from the Supervisory Board and Joint Board on 20 February 2007;
- Mr Brown resigned from the Supervisory Board and Joint Board on 20 February 2007; and
- Mr Gillfillan resigned from the Supervisory Board and Joint Board on 20 February 2007.

Directors' qualifications, experience, special responsibilities and period in office are set out in the Directors' profiles on pages 26–28 of this annual report.

## CORPORATE GOVERNANCE

Details of JHI NV's corporate governance policies and procedures, including information about the roles, structure and Charters of the Supervisory Board Committees, are set out on pages 67–75 of this report. Information about the activities of the Supervisory Board and its Committees appears below.

## ACTIVITIES OF THE SUPERVISORY BOARD AND ITS COMMITTEES

The Supervisory Board and its Committees regularly held deliberations throughout fiscal year 2007. Details on the number of meetings of the Supervisory Board and its Committees and the attendance of members of the Supervisory Board and the Committees are set out on page 45 of this annual report.

In its meetings, the Supervisory Board discussed regularly:

- the performance of JHI NV's individual business groups;
- the culture change initiative;
- company and business unit budgets;
- monthly, quarterly, half-yearly and yearly results and financial statements;
- capital expenditure requests;
- the safety and environmental performance of the business;
- JHI NV's financing in general and its credit rating;
- the entry into the voluntary asbestos compensation arrangements with the New South Wales Government, including monitoring progress towards satisfying conditions precedent for lender support, production of an Explanatory Memorandum, and obtaining shareholder approval;
- taxation matters including the amended taxation assessment received by an Australian JHI NV subsidiary; and
- the civil proceedings launched by ASIC against JHI NV and others in the Supreme Court of New South Wales, for alleged breaches of Australian corporations law in events surrounding the establishment of the Medical Research and Compensation Foundation in 2001.

The Supervisory Board also discussed the operational and financial objectives of JHI NV, the strategy to achieve these objectives, the parameters to be applied in relation to the strategy, the business plans for the businesses, dividend distributions and capital management, the risks to the company and the reports by the Managing Board of the internal risk management and control systems and their developments.

In addition, the Supervisory Board discussed, without the members of the Managing Board being present, its own performance, composition, profile and competence; the performance of its individual members; succession; and its relationship with the Managing Board and the composition thereof.

The Supervisory Board also discussed, without the members of the Managing Board being present, the performance of the Managing Board and of its individual members and succession.

The **Audit Committee** reviewed JHI NV's quarterly, half-yearly and yearly results, financial statements and the annual report. The Audit Committee oversaw the relationship with the external auditor and internal auditor, including the compliance with recommendations and observations of internal and external auditors. It also discussed the effect of internal risk management and control systems.

The **Remuneration Committee** discussed the remuneration of the members of the Managing Board described within pages 48–62 of this annual report. Other topics included equity grants to executives; remuneration and performance objectives of the executive team; salary increase guidelines for each business; Supervisory Board Director remuneration and cap; Supervisory Board Director equity grant; Economic Profit Incentive Plan; executive contracts; management structure, succession planning and development; and US non-qualified deferred compensation plan.

The **Nominating and Governance Committee** discussed the size and composition of the Supervisory Board and the Managing Board as well as the functioning of the individual members of the Supervisory Board and the Managing Board. This committee also discussed corporate governance compliance developments.

## ATTENDANCE AT MEETINGS

Directors' attendance at JHI NV Joint Board, Supervisory Board, Supervisory Board Committee and Managing Board meetings during the fiscal year ended 31 March 2007 is recorded below:

| | Boards of Directors | | | | | | Standing Committees | | | | | |
| Member | Joint Board | | Supervisory Board | | Audit | | Remuneration | | Nominating and Governance | | Special Matter[1] | |
| | H | A | H | A | H | A | H | A | H | A | H | A |
| Donald DeFosset | 4 | 4 | 4 | 4 | – | – | 3 | 3 | – | – | 3 | 3 |
| Donald McGauchie | 18 | 18 | 18 | 18 | – | – | – | – | 8 | 8 | 3 | 3 |
| Brian Anderson | 4 | 3 | 4 | 3 | 3 | 3 | – | – | – | – | 3 | 3 |
| John Barr | 18 | 14 | 18 | 14 | – | – | 7 | 7 | 1 | 1 | 3 | 3 |
| Michael Hammes | 3 | 3 | 3 | 3 | 2 | 2 | – | – | – | – | 3 | 2 |
| James Loudon | 18 | 16 | 18 | 16 | 8 | 5 | 7 | 5 | – | – | 3 | 1 |
| Rudy van der Meer | 3 | 3 | 3 | 3 | – | – | – | – | 1 | 1 | 3 | 3 |
| Louis Gries | 18 | 18 | – | – | – | – | – | – | – | – | 3 | 3 |
| **Former Members** | | | | | | | | | | | | |
| Meredith Hellicar | 16 | 16 | 16 | 16 | 6 | 6 | 5 | 5 | 7 | 7 | – | – |
| Michael Brown | 16 | 16 | 16 | 16 | 6 | 6 | – | – | – | – | – | – |
| Gregory Clark | 4 | 4 | 4 | 4 | 1 | 1 | – | – | 1 | 1 | – | – |
| Michael Gillfillan | 16 | 12 | 16 | 12 | 6 | 4 | – | – | 5 | 4 | – | – |

[1] Immediately upon the commencement of proceedings by the Australian Securities and Investments Commission (ASIC Proceedings) the Supervisory Board established a Special Matter Committee (SMC) comprising all directors other than Ms Hellicar and Messrs Brown and Gillfillan to consider the corporate governance implications of the ASIC Proceedings for the company and to deal with the conduct of the ASIC Proceedings. The SMC made immediate recommendations in relation to the composition of the Audit Committee, and moved to address other issues facing the company in light of the commencement of the ASIC Proceedings.

Following the resignations of Ms Hellicar and Messrs Brown and Gillfillan as directors of the company, the SMC is now comprised of all directors and its composition will be reviewed from time to time, ensuring that the SMC, the Joint and the Supervisory Boards have sufficient oversight on the ASIC Proceedings.

| Members | Managing Board | |
| --- | --- | --- |
| | H | A |
| Louis Gries | 35 | 35 |
| Russell Chenu | 35 | 34 |
| Benjamin Butterfield | 35 | 35 |

H = Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.

A = Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year.

Non-Committee members also attend Committee meetings from time to time; these attendances are not shown.

## CHANGES IN DIRECTORS' INTERESTS IN JHI NV SECURITIES

Changes in Directors' relevant interests in JHI NV securities between 1 April 2006 and 31 March 2007 are set out in the table in the Remuneration Report on page 65 of this annual report.

## OPTIONS

Supervisory Board Directors do not receive options. Details of JHI NV options granted to Managing Board members and specified key executives throughout the company, and exercised during the reporting period, are set out in Note 16 to the consolidated financial statements on page 99 of this annual report. Options granted to Managing Board Directors and the five key executives of the company (other than directors, called the Key Management Personnel) during the fiscal year are set out in the Remuneration Report on pages 58 and 59 of this annual report.

No options were granted between the end of the fiscal year and the date of this report. Between the end of the fiscal year and the date of this report 400, 360 options were exercised in respect of ordinary shares/CUFS.

Options changes between 31 March 2007 and the date of this report are set out below.

Options changes during the period 1 April 2006 to 31 March 2007 are set out in Note 16 to the consolidated financial statements on page 99 of this annual report.

| Range of exercise prices Prices A$ | Number of options outstanding at 31 March 2007 | Options cancelled 1 April to 22 June 2007 | Options exercised for equal number of shares /CUFS 1 April to 22 June 2007 | Number of options outstanding at 22 June 2007 |
|---|---|---|---|---|
| $3.0921 | 423,723 | – | (13,816) | 409,907 |
| $3.1321 | 100,435 | – | – | 100,435 |
| $5.0586 | 712,419 | – | (17,069) | 695,350 |
| $5.9900 | 3,367,425 | (105,800) | (123,500) | 3,138,125 |
| $6.3000 | 273,000 | – | – | 273,000 |
| $6.4490 | 1,012,000 | – | (93,500) | 918,500 |
| $7.0500 | 2,461,000 | – | (118,250) | 2,342,750 |
| $8.3500 | 151,400 | – | – | 151,400 |
| $8.4000 | 4,365,615 | (246,200) | (6,475) | 4,112,940 |
| $8.5300 | 1,320,000 | – | – | 1,320,000 |
| $8.9000 | 4,712,600 | (145,500) | (27,750) | 4,539,350 |
| $9.5000 | 40,200 | – | – | 40,200 |
| Total | 18,939,817 | (497,500) | (400,360) | 18,041,957 |

## PRINCIPAL ACTIVITIES

Principal activities of the company during fiscal year 2007 were the manufacture and marketing of fibre cement products in the USA, Australia, New Zealand, the Philippines and Europe. The company also sells fibre cement products in Asia.

## REVIEW AND RESULTS OF OPERATIONS

A review of the company's operations during the fiscal year and of the results of those operations is contained in Management's Discussion and Analysis on pages 30–41 of this annual report.

## ENVIRONMENTAL REGULATIONS AND PERFORMANCE

Protecting the environment is critical to the way the company does business, and we continue to seek means of using materials and energy more efficiently and to reduce waste and emissions.

Our integrated environmental, health and safety management system includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve the company's performance and systems with training, regular review, improvement plans and corrective action as priorities.

The manufacturing and other ancillary activities conducted by the company are subject to licenses, permits and agreements issued under environmental laws that apply in each respective location.

Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits.

In addition, dust and odour emissions from the sites are regulated by local government authorities. The company employs dedicated resources and appropriate management systems at each site to ensure that our obligations are met. These resources are also employed to secure improvements in our systems and process that go beyond those required by law.

Solid wastes are removed to licensed landfills. Programs are in place to reduce waste that presently goes to landfills. These include expanded recycling programs. Further information about James Hardie's environmental aims is included in pages 22–23 of this annual report.

## FINANCIAL POSITION, OUTLOOK AND FUTURE NEEDS

The financial position, outlook and future needs of the company are set out in Management's Discussion and Analysis, on pages 30–41 of this annual report.

## AUDITORS

The company prepares its annual accounts in accordance with Dutch GAAP and US GAAP. Each set of accounts is audited by an independent registered public accounting firm in the countries concerned. The independent registered accounting firms have provided the company with a declaration of their independence.

## NON-AUDIT SERVICES

Particulars of non-audit service fees for the fiscal year are set out in Remuneration Disclosures, on page 108 of this annual report under the headings Tax Fees and All Other Fees.

## INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Like most publicly-listed companies, JHI NV provides insurances and indemnities to its Directors, Officers and senior executives. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums. Further details of these arrangements are set out in Note 12 to the consolidated financial statements on pages 90–95 of this annual report.

## OTHER DISCLOSURES

Readers are referred to the company's Form 20-F document which is filed with the US Securities and Exchange Commission (SEC) annually, and which contains additional disclosures prescribed by the SEC. The Form 20-F filing can be accessed through the Investor Relations area of the company's website (www.jameshardie.com), or from the company's Corporate Headquarters in Amsterdam or Regional Office in Sydney.

## SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The Amended FFA was approved by the company's shareholders on 7 February 2007 and is operational. An initial contribution of US$148.7 million was made by the company to the AICF on 9 February 2007.

Prior to the approval of the Amended FFA, the company had recorded a provision of US$715.6 million being its estimate of the economic reality of the proposed FFA. During fiscal year 2007, adjustments were made to the provision to reflect the impact of foreign exchange, changes is the estimated liability as well as accounting entries relating to the consolidation of the AICF. The total of asbestos adjustments for the year was a charge to EBIT of US$405.5 million and a tax benefit related to the implementation of the Amended FFA of US$335.0 million.

## POST FISCAL YEAR EVENTS

The Directors are not aware of any matter or circumstance since the end of fiscal year 2007 not otherwise dealt with in this annual report, that has significantly affected, or may significantly affect, the operations of the company, other than as contained in Management's Discussion and Analysis on pages 30–41.

## DIVIDENDS

The Managing Board has declared a final dividend of US 15.0 cents per share. CUFS holders will be paid the dividend in Australian currency on 10 July 2007 if they were registered as at the close of business on 14 June 2007 (AEST). ADR holders will receive payment in US currency.

During fiscal year 2007, JHI NV paid dividends of US 4.0 cents per CUFS on 6 July 2006 totalling US$18.7 million, and US 5.0 cents per CUFS on 8 January 2007 totalling US$23.4 million. CUFS holders were paid in Australian currency. ADR holders received payment in US currency.

## REMUNERATION REPORT

This remuneration report forms part of the Directors' Report.

It explains James Hardie's remuneration policies and arrangements, including the relationship between the company's performance and rewards.

The report also provides detailed information about the remuneration of the company's Supervisory Board Directors, Managing Board Directors and Key Management Personnel. The Managing Board Directors and Key Management Personnel are those who are responsible for planning, directing and controlling the company's activities. The individuals covered in this report are listed below:

### Supervisory Board Directors
*Current*

Donald DeFosset — Chairman (from 1 April 2007); Director (from 14 December 2006); Chairman Remuneration Committee (5 March 2007 – 31 March 2007); Member Remuneration Committee (14 December 2006 – 31 March 2007)

Donald McGauchie — Deputy Chairman (from 1 April 2007); Acting Deputy Chairman (20 February 2007 – 31 March 2007); Director; Chairman Nominating and Governance Committee; Member Remuneration Committee (from 1 April 2007)

Brian Anderson — Director (from 14 December 2006); Chairman Audit Committee (from 20 February 2007); Member Audit Committee (from 14 December 2006)

John Barr — Acting Chairman (20 February 2007 – 31 March 2007); Deputy Chairman (1 April 2006 – 20 February 2007); Director; Chairman Remuneration Committee (1 April 2006 – 5 March 2007 and from 1 April 2007); Member Remuneration Committee; Member Nominating & Governance Committee (from 20 February 2007)

Michael Hammes — Director (from 7 February 2007); Member Audit Committee (from 7 February 2007)

James Loudon — Director; Member Audit Committee and Remuneration Committee

Rudy van der Meer — Director (from 7 February 2007); Member Nominating and Governance Committee (from 7 February 2007)

*Former*

Meredith Hellicar — Chairman; Member Nominating and Governance Committee, Audit Committee and Remuneration Committee (All 1 April 2006 – 20 February 2007)

Michael Brown — Director; Chairman of the Audit Committee (All 1 April 2006 – 20 February 2007)

Michael Gillfillan — Director; Member Audit Committee and Nominating and Governance Committee (All 1 April 2006 – 20 February 2007)

Gregory Clark — Director; Member Audit Committee and Nominating and Governance Committee (All 1 April 2006– 9 May 2006)

### Managing Board Directors
*Current*

Louis Gries — Chief Executive Officer

Russell Chenu — Chief Financial Officer

Benjamin Butterfield — Company Secretary and General Counsel

### Key Management Personnel
*Current*

Jamie Chilcoff — Vice President – Marketing and International Business

Mark Fisher — Vice President – Research and Development

Grant Gustafson — Vice President – Interiors and Business Development

Nigel Rigby — Vice President – General Manager Northern Division*

Robert Russell — Vice President – Engineering and Process Development**

* Effective 22 November 2006. From 1 April 2006 to 21 November 2006 Mr Rigby was Vice President Emerging Markets

** Effective 22 November 2006. From 1 April 2006 to 21 November 2006 Mr Russell was Vice President Established Markets

Joel Rood and Brian Holte joined the company late in fiscal year 2007 and will form part of the Key Management Personnel in fiscal year 2008.

*Former*

Dave Merkley — Executive Vice President – Engineering and Process Development (1 April – 31 August 2006)

Period of service for the people listed was from 1 April 2006 until the date of this report unless otherwise stated.

In preparing this remuneration report, James Hardie has chosen to comply on a voluntary basis with the Australian Corporations Act 2001 requirements in respect of remuneration reports.

# REMUNERATION COMMITTEE

James Hardie has a Remuneration Committee that oversees the company's overall remuneration structure, policies and programs; assesses whether the company's remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in the company's remuneration structure, policies and programs. It also:

- administers and makes recommendations on the company's incentive compensation and equity-based remuneration plans (2001 JHI NV Equity Incentive Plan; JHI NV Stock Appreciation Rights Incentive Plan; 2005 Managing Board Transitional Stock Option Plan; and James Hardie Industries NV Long Term Incentive Plan 2006);

- reviews the remuneration of Supervisory Board Directors for service on the Supervisory Board and Board Committees;

- reviews the remuneration policy for Managing Board Directors; and

- makes recommendations to the Supervisory Board on the company's recruitment, retention and termination policies and procedures for senior management.

Further information on the Remuneration Committee is set out in detail on page 71 of the Corporate Governance Report within this annual report.

During fiscal year 2007, the committee retained Hewitt Associates as an advisor.

At the date of this report, the members of the Remuneration Committee are Messrs Barr (Chairman), Loudon and McGauchie.

# 1. REMUNERATION FOR CEO AND KEY EXECUTIVES

## 1.1 Objectives
James Hardie aims to provide market-competitive total compensation by offering a package of fixed pay and benefits and variable performance pay, based on both long and short-term incentives which link executive remuneration with the interests of shareholders and attract and retain high-performing executives to ensure the success of the business.

## 1.2 Policy
The company's executive compensation program is based on a pay-for-performance policy that differentiates compensation amounts based on an evaluation of performance in two basic areas: the business and the individual.

## 1.3 Setting remuneration packages
The CEO's remuneration package is approved by the Remuneration Committee, which recommends it to the Supervisory Board for final approval. The CEO makes recommendations to the Remuneration Committee on the compensation of the company's key executives, based on performance, as well as assessments and advice from independent compensation consultants regarding the compensation practices of the company, and other practices specific to the markets and countries in which the company operates and the executives are based.

The Supervisory Board makes the final compensation decisions concerning these executives.

## 1.4 Structure
Remuneration for the CEO and key management personnel is divided into Not at Risk and At Risk components, in the proportions shown in the following table, and as described below:

### 1.4.1 Remuneration components

| | Remuneration Not At Risk | | Remuneration At Risk[1] | | | | | | | |
| | Salary, non-cash benefits, superannuation, 401(k) etc | | Short-Term Cash Incentive[2] | | Long-Term Cash Incentive[3] | | Equity (stock options) | | Total at Risk | |
| | US$ | % | US$ | % | US$ | % | US$ | % | US$ | % |
|---|---|---|---|---|---|---|---|---|---|---|
| **Managing Board Directors** | | | | | | | | | | |
| Louis Gries | 994,714 | 21 | 800,000 | 17 | 925,664 | 19 | 2,019,670 | 43 | 3,745,334 | 79 |
| Russell Chenu | 805,563 | 61 | 198,251 | 15 | – | – | 317,300 | 24 | 515,551 | 39 |
| Benjamin Butterfield | 508,455 | 34 | 211,250 | 14 | 241,878 | 16 | 535,370 | 36 | 988,498 | 66 |
| **Current Key Management Personnel** | | | | | | | | | | |
| Jamie Chilcoff | 367,939 | 36 | 173,250 | 17 | 202,098 | 19 | 291,069 | 28 | 666,417 | 64 |
| Mark Fisher | 338,990 | 35 | 173,250 | 17 | 179,036 | 18 | 291,069 | 30 | 643,355 | 65 |
| Grant Gustafson | 390,236 | 47 | 145,750 | 18 | – | – | 291,069 | 35 | 436,819 | 53 |
| Nigel Rigby | 324,211 | 34 | 173,250 | 18 | 179,036 | 18 | 291,069 | 30 | 643,355 | 66 |
| Robert Russell | 369,163 | 36 | 173,250 | 17 | 179,036 | 18 | 291,069 | 29 | 643,355 | 64 |
| **Former Key Management Personnel** | | | | | | | | | | |
| Dave Merkley | 155,833 | 24 | 130,155 | 20 | 364,554 | 56 | – | – | 494,708 | 76 |

[1] See section 1.4.3 At Risk Remuneration of this annual report on page 50.
[2] See section 1.4.3 (a) At Risk Remuneration of this annual report on page 50.
[3] Payments under EP Bonus Banking mechanism. See section 1.4.3 (b) At Risk Remuneration of this annual report on page 51.

### 1.4.2 Not at Risk remuneration

"Not at risk" remuneration comprises base salary, non-cash benefits and superannuation.

(a) *Base salaries* – James Hardie provides base salaries to attract and retain executives who are critical to the company's long-term success. The base salary provides a guaranteed level of income that recognises the market value of the position as well as internal equities between roles, and the individual's capability, experience and performance.

Base pay for executives typically approximates or is slightly above the median salary for positions of similar responsibility in peer groups. Base salaries are reviewed each year, although increases to them are not automatic.

(b) *Non-cash benefits* – James Hardie's executives may receive non-cash benefits such as medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave, and tax services to prepare their income tax returns if they are required to lodge returns in multiple countries.

(c) *Retirement Plans/Superannuation* – In every country in which it operates, the company offers employees access to superannuation or individual retirement savings plans.

In the US, the company sponsors a retirement plan, the James Hardie Retirement and Profit Sharing Plan, for its employees. The US plan is a tax-qualified defined contribution retirement and savings plan covering all US employees, subject to certain eligibility requirements and matches employee contributions (subject to limitations) dollar for dollar up to 6% of their salary or base compensation.

Employees in Australia participate in the James Hardie Australia Superannuation Plan, which is funded based on the statutory requirement of 9% of their base salary.

All employees in New Zealand are eligible to become members of the Mercer Super Trust-James Hardie New Zealand Superannuation Plan, under which they must contribute at least 2% of their base salary, and the company contributes 8.25% of their base salary. In the Philippines, the company contributes 12.5% of an employees' annual base salary to a Retirement Benefit Fund.

In Europe, employees contribute 4% of their salary or base compensation to a defined benefits pension plan, and the company contributes 2.7% to 30.1% of the employee's annual base salary, depending on his or her age.

### 1.4.3 At Risk remuneration

"At risk" remuneration consists of short-term incentives and long-term incentives.

### (a) Short-term incentives

James Hardie operates two short-term incentive plans:

– an Economic Profit (EP) Incentive Plan; and

– an Individual Performance (IP) Incentive Plan

### The plans

The EP Incentive Plan is designed to provide nominated executives and employees with incentive compensation which directly relates their financial reward to an increase in shareholder value. It has both short-term and long-term components which support the company's primary objective to create long-term value and rewards consistent value creation over a long-term horizon.

Economic Profit is defined as Net Operating Profit After Tax (NOPAT) minus Capital Charge. The philosophy behind the EP Plan is that economic value in the company's business must continue to be created in successive years in order for the full potential incentive to be paid. This is considered appropriate as it ties the incentives paid to the individuals with the greatest impact on the company's performance directly to the underlying operating performance of the business.

This plan also has an Individual Performance component that is paid when the executive achieves specific personal objectives.

The IP Incentive Plan provides incentive compensation for nominated employees who have less direct influence on the company's economic performance. The IP Incentive Plan relates participants' financial rewards to their achieving specific individual objectives that benefit the company and indirectly increase EP and shareholder value. This is considered appropriate for these individuals because it rewards them for achievements and performance over which they have direct influence.

### Participation in the plans

Nominated executives and key employees within the company are eligible to participate in one or both of the IP and EP Incentive Plans.

Eligibility of executives and key employees for inclusion in a plan does not guarantee their participation in any future year.

Participation of any division/business unit in the plan is at the discretion of the Chief Executive Officer. Currently, approximately 135 employees throughout the group participate in the EP Incentive Plan and 783 in the IP Incentive Plan.

### Calculating bonuses

Everyone who participates in a short-term incentive plan has a Target Bonus which specifies their potential bonus as a percentage of their base salary. This percentage is approved annually by the Remuneration Committee for senior executives; the Board for the CEO; and the CEO on the recommendation of the Vice President – Human Resources for other employees.

Depending on which plan they participate in, an individual's Target Bonus can comprise a percentage based on the company's Economic Profit (EP) achievement and a percentage based on Individual Performance (IP) achievement, or be based on the IP achievement alone.

IP Bonus:

The IP Bonus component of both plans is based on an individual's performance rating at the end of the Plan Year (year ending 31 March) and/or when he or she changes roles during the year. Individuals are given a rating which is determined by reviewing which of their individual objectives they achieved and how the objectives were achieved.

EP Bonus:

The EP Bonus component of the company's EP Incentive Plan is based entirely on the value created by the company's Economic Profit. Every three years, with the assistance of independent advisors, the Remuneration Committee recommends to the

Board the amount the company's Economic Profit must increase in each of the following three years to achieve the Target Bonus and the amount by which the company must exceed the target to pay greater than the Target Bonus. The target improvement in Economic Profit for fiscal year 2007 to fiscal year 2009 was set in 2006.

At the start of each Plan Year, the Board confirms the company's global "Expected Improvement" – the amount the company's Economic Profit needs to improve over the previous year in order to attain the Target Bonus. This figure is added to the actual Economic Profit for the prior Plan Year (adjusted for the change in the company's Weighted Average Cost of Capital rate) to arrive at the Target EP.

When the company's Economic Profit performance exceeds the Target EP by the predetermined annual amount, the percentage by which the performance target is exceeded is taken into consideration when calculating the EP Bonus for that year for the plan participants.

The performance potential of the EP Incentive Plan has unlimited upside and downside limited to zero, or loss of amounts accumulated from previous years in the employee's Bonus Bank.

In other words, the EP Bonus Multiple can be significantly greater than one or can be a negative number.

For any EP Bonus amounts realised in any one year in excess of the employee's Target Bonus:

- 1/3 of the excess will be considered earned and paid in that year; and

- the remaining 2/3 will be credited to the Bonus Bank of the employee and be subject to being paid out equally in the following two years, provided that the company performance target is met and the employee continues to meet the eligibility standards for additional payments. The Bonus Banking mechanism is explained in section 1.4.3(b) below.

### Payment of bonuses

All bonus payments, less applicable withholdings, are made on or before the end of the third month following the end of the relevant Plan Year. Except in certain circumstances, participants must be employed at the end of the Plan Year in order to receive any bonus.

### (b) Long-term incentives

Long-term incentives are provided through one or more of two mechanisms:

- Bonus Bank mechanism; and

- equity based incentives.

### EP Bonus Banking mechanism

The EP Bonus includes a Bonus Banking mechanism that keeps participants focussed on sustaining Economic Profit performance over a three year term. This Bonus Banking mechanism creates a long-term incentive component.

If the company misses its Target EP in any given year, resulting in an EP Bonus Multiple of less than 1.0, funds are subtracted from the employee's Bonus Bank (if any) to fund his or her EP Bonus for that year.

The amounts in an employee's Bonus Bank represent nothing more than potential payments to the participant in the future. These amounts are neither earned nor vested until actual Bonus Bank payments are made.

### Equity-based incentives

To reinforce executives' alignment with the financial interest of shareholders, James Hardie provides equity-based long-term incentives in the form of share options under the 2001 JHI NV Equity Incentive Plan (Option Plan) for all executives other than the Managing Board Directors, and under the James Hardie Industries NV Long Term Incentive Plan 2006 (LTIP) for Managing Board Directors. Award levels are determined based on market standards and the individual's responsibility, performance and potential to enhance shareholder value.

The details of the Option Plan and the LTIP, together with other long-term incentive plans with outstanding equity grants, are set out in section 1.6 on page 54.

The Remuneration Committee reviews the long-term incentive values award and determines the appropriate long-term incentive value for each executive. The individual values are converted to a specific number of options using the value of the options on the date of grant for all whole shares. The company estimates the option value using either the Black Scholes or Monte Carlo option pricing model, depending on the plan the options were issued under.

Details of the "at risk" compensation including the percentage of the at risk compensation awarded or forfeited in fiscal year 2007 for Managing Board Directors and Key Management Personnel broken down by its various components, are set out below. Equity long-term incentive is not included in the table as equity long-term incentive does not start to vest until at least 12 months after the grant date and it would only be forfeited during that fiscal year in limited circumstances all of which involve the employee ceasing employment.

| | Short-term incentive[1] | | Long-term incentive Bonus Bank[2] | |
|---|---|---|---|---|
| | Awarded % | Forfeited % | Awarded % | Forfeited % |
| **Managing Board Directors** | | | | |
| Louis Gries | 108 | – | 100 | – |
| Russell Chenu | 101 | – | N/A | – |
| Benjamin Butterfield | 105 | – | 100 | – |
| **Key Management Personnel** | | | | |
| Jamie Chilcoff | 105 | – | 100 | – |
| Mark Fisher | 105 | – | 100 | – |
| Grant Gustafson | 105 | – | 100 | – |
| Nigel Rigby | 105 | – | 100 | – |
| Robert Russell | 105 | – | 100 | – |
| **Former Key Management Personnel** | | | | |
| Dave Merkley[5] | – | 100 | – | 100 |

Details of the minimum and maximum value of the "at risk" compensation for fiscal year 2007 that may be paid to Managing Board Directors and Key Management Personnel over future years is set out below. The minimum amount payable is nil in all cases.

| | Long-term incentive Bonus Bank (US dollars) | | Long-term incentive Equity-Based[3] (US dollars) | | | | |
|---|---|---|---|---|---|---|---|
| | 2008 | 2009 | 2008 | 2009 | 2010 | 2011 | 2012 |
| **Managing Board Directors[4]** | | | | | | | |
| Louis Gries | $ 926,534 | $ 40,534 | $ 674,452 | $ 672,609 | $ 433,050 | $ – | $ – |
| Russell Chenu | – | – | 105,960 | 105,670 | 68,034 | – | – |
| Benjamin Butterfield | 252,582 | 10,704 | 178,782 | 178,294 | 114,792 | – | – |
| **Key Management Personnel** | | | | | | | |
| Jamie Chilcoff | 203,698 | 8,778 | 128,876 | 74,283 | 32,865 | – | – |
| Mark Fisher | 180,957 | 8,778 | 128,876 | 74,283 | 32,865 | – | – |
| Grant Gustafson | 7,203 | 7,203 | 128,876 | 74,283 | 32,865 | – | – |
| Nigel Rigby | 180,957 | 8,778 | 128,876 | 74,283 | 32,865 | – | – |
| Robert Russell | – | – | 128,876 | 74,283 | 32,865 | – | – |
| **Former Key Management Personnel** | | | | | | | |
| Dave Merkley[5] | $ – | $ – | $ – | $ – | $ – | $ – | $ – |

[1] Awarded = % of target actually paid in fiscal year 2007.
Forfeited = % of target lost.
[2] Awarded = % of possible Bonus Bank payment actually paid in fiscal year 2007.
Forfeited = % of possible payment lost.
[3] Represents annual SG&A expense for the aggregate fiscal year 2007 stock option award fair market value estimated using the Black-Scholes or Monte Carlo option-pricing model depending on the plan the options were issued under.
[4] The Managing Board Directors received performance options in fiscal year 2007 (calendar year 2006) which are referred to here. Since these are expensed whether or not they ever vest, they are recorded here.
[5] On 1 September 2006, Mr Merkley resigned from the company.

## 1.5 Link between remuneration policy and company performance

As shown in the table at 1.4.1 on page 49, a significant proportion of the remuneration for the CEO and senior executives is "at risk" remuneration. Both the EP Incentive Plan, including the Bonus Banking mechanism, and the long-term equity incentive plans, ensure a direct link between the performance of the company and bonuses paid and equity awarded.

In fiscal year 2007, a strong bottom line operating performance in our largest business, USA Fibre Cement, helped cap off a very solid year of results (excluding asbestos adjustments) amidst difficult and challenging market conditions. Compared with fiscal year 2006, both revenue and earnings (excluding asbestos adjustments) were stronger despite construction activity being considerably weaker in the US and weaker in Australia and New Zealand. The Economic Profit target for fiscal year 2007 was exceeded by a small amount and half of the Bonus Bank amounts accrued in fiscal year 2006 were paid to participating eligible employees with the balance to be paid out in full if the earnings performance targets for fiscal year 2008 are met or exceeded.

The performance of James Hardie CUFS against the S&P/ASX200 index over the past five years and the growth in James Hardie's earnings (excluding asbestos provision) are shown in the two graphs below.



5 Year TSR for James Hardie and S&P/ASX 200



| 07 | 222.2 |
| 06 | 208.9 |
| 05 | 127.9 |
| 04 | 125.3 |
| 03 | 83.5 |

5 year growth in earnings
(Millions of US dollars)

### 1.5.1 Managing Board long-term incentives and company performance

Managing Board Directors have an added link between long-term incentives and the performance of the company. Options granted under the LTIP Plan (described on page 55) vest on the third anniversary of the issue date subject to one of two hurdles: Total Shareholder Return (TSR) and Return on Capital Employed (ROCE).

The LTIP Plan was approved by shareholders at the 2006 Annual General Meeting. The purpose of the LTIP is to retain and motivate executives and ensure they are making decisions that represent the best interests of shareholders as they drive the company's business forward. The proposed LTIP reflects the company's aim to achieve the best balance between:

- the approach to long-term incentive arrangements for executives in the United States, where the company conducts most of its business and sources the majority of its senior executives; and

- the company's commitment to good corporate governance practices which, in the context of the Australian market, requires appropriate performance hurdles for executive long-term incentives.

In fiscal year 2007 the long-term incentive provided to Managing Board Directors was composed of options under the LTIP with a ROCE and a TSR performance hurdle. The total value of the long-term incentive was apportioned 50:50 between options with ROCE and TSR performance hurdles (calculated using the Black-Scholes method).

*ROCE performance hurdle*
ROCE is calculated by dividing earnings before interest and taxes by net capital employed (ie fixed assets plus net working capital). This measures the efficiency with which capital is being used to generate revenue and earnings and provides a good basis for comparing with peers management performance in areas over which it has control. For the purposes of this calculation, all ROCE components exclude any amounts paid or provided for by way of contribution to the Asbestos Injuries Compensation Fund (relating to the company's voluntary compensation for proven asbestos-related personal injury and death claims), and any related foreign currency translation income or expense.

The number of options that vest will depend upon the company's ROCE performance relative to the peer group. No options will vest unless the company has achieved at least the 60th percentile relative to comparable companies over the performance period.

*TSR performance hurdle*
TSR refers to the total shareholder return of a peer group of comparable companies in the S&P/ASX 100. No options will vest unless the company has achieved at least the 50th percentile relative to the comparable companies in the S&P/ASX100 over the performance period.

**1.6 The key terms of outstanding equity grants are outlined below:**

| 2001 JHI NV Equity Incentive Plan (Option Plan) | Granted on 19 October 2001 in exchange for the termination of shadow stock awards, previously granted in November 1999 and 2000. |
|---|---|
| Offered to | Key US executives, not Managing Board Directors. |
| Vesting schedule | 20% of options vest each year on the anniversary of the original grant date in November. The original US shadow stock grant did not involve performance hurdles; this grant maintains these conditions. |
| Exercise period | November 2009 and November 2010. |

| 2001 JHI NV Equity Incentive Plan (Option Plan) | Annual grants made in December 2001, 2002, 2003, 2004 and 2005 and November 2006. Off-cycle grant made to new employees in March 2007. |
|---|---|
| Offered to | Key executives, not Managing Board Directors. |
| Vesting schedule | 25% of options vest on the 1st anniversary of the grant; 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date. As the majority of participants are US employees, this plan follows normal and customary US grant guidelines and has no performance hurdles. |
| Expiration date | 10th anniversary of each grant. |

| JHI NV Stock Appreciation Rights Incentive Plan | Granted on 14 December 2004. |
|---|---|
| Offered to | Interim Managing Board Directors. |
| | (CEO and former Company Secretary in the period between their appointments and the 2005 Annual Meeting at which shareholders elected them to the Managing Board). |
| Vesting schedule | 50% on 14 December 2006; 50% on 14 December 2007. |
| Expiration date | Gain in share price between grant and vesting date is paid in cash on vesting date, no shares are issued. |

| 2005 Managing Board Transitional Stock Option Plan | Granted on 22 November 2005. |
|---|---|
| Offered to | Managing Board Directors (CEO, CFO and Company Secretary and General Counsel). |
| Performance period | 22 November 2005 to 22 November 2008. |
| Retesting | Yes, on the last Business Day of each six month period following the Third Anniversary and before the Fifth Anniversary. |
| Exercise period | Until November 2015. |
| Performance condition | TSR performance hurdle compared to a peer group of companies in the S&P/ASX 200 Index on the grant date excluding the companies listed in the 200 Financials and 200 Property Trust indices. While less usual in the USA, this condition is a normal hurdle from an Australian market perspective to align the Managing Board Directors' interests with shareholders. |
| Vesting criteria | – 0% of performance rights vest if the company's TSR is below the 50th percentile of the peer group. |
| | – 50% of performance rights vest if the company's TSR is at the 50th percentile of the peer group. |
| | – Between 50th and 75th percentile, vesting is on a straight line basis with the company's ranking against the peer group (+2% for each percentile over the 50th percentile of the peer group). |
| | – 100% of performance rights vest if the company's TSR is in at least the 75th percentile of the peer group. |

| James Hardie Industries Long-Term Incentive Plan 2006 (LTIP) | Granted on 21 November 2006. |
|---|---|
| Offered to | Managing Board Directors (CEO, CFO and Company Secretary and General Counsel). |
| Performance period | 21 November 2006 to 21 November 2009. |
| Retesting | Yes, for the TSR tranche only, on the last Business Day of each six month period following the Third Anniversary and before the Fifth Anniversary. |
| Exercise period | Until November 2016. |
| Performance condition | *For the ROCE tranche:*<br><br>ROCE performance against a global peer group of building materials companies. The global peer group of building materials companies to be used for the ROCE performance hurdle will be determined by the Supervisory Board but would generally include global peer companies in USA, Europe and Australia specialising in building materials. When the LTIP was put to shareholders, it was expected that the following companies would comprise the peer group: Boral Limited, Valspar Corporation, Hanson plc, Rinker Group Limited, Weyerhaeuser Company, Lafarge SA, CSR Limited, Cemex SA de CV, Nichihia Corp, Fletcher Building Limited, Martin Marietta Materials Inc, Saint Gorbain, Eagle Materials Inc, Texas Industries, Wienerberger AG, Lousiana-Pacific Corporation, Florida Rock Industries Inc, CRH plc, USG Corporation, Vulcan Materials Co and The Siam Cement Plc. The Supervisory Board will have discretion to make adjustments to the list as it considers appropriate from time to time.<br><br>This condition aligns Managing Board Directors' interests with the underlying performance of the business relative to other comparable companies.<br><br>*For the TSR tranche:*<br><br>TSR performance against a peer group of comparable companies in the S&P/ASX 100 determined by the Supervisory Board but would generally exclude financial institutions, insurance companies, property trusts, oil and gas producers and mining companies and be adjusted to take into account additions and deletions to S&P/ASX 100 during the relevant period.<br><br>While less usual in the USA, this condition is a normal hurdle from an Australian market perspective to align the Managing Board Directors' interests with shareholders. |
| Vesting criteria | *For the ROCE tranche:*<br>– 0% of the options vest if the company's ROCE is not at the 60th percentile of the peer group.<br>– 50% of the options vest if the company's ROCE is at the 60th percentile of the peer group.<br>– Between the 60th and 85th percentile, vesting is on a straight line basis with the company's ranking against the peer group (+2% for each percentile over the 60th percentile of the peer group).<br>– 100% of the options vest if the company's performance is in at least the 85th percentile of the peer group.<br><br>*For the TSR tranche:*<br>– 0% of performance rights vest if the company's TSR is below the 50th percentile of the peer group.<br>– 50% of performance rights vest if the company's TSR is at the 50th percentile of the peer group.<br>– Between 50th and 75th percentile, vesting is on a straight line basis with the company's ranking against the peer group (+2% for each percentile over the 50th percentile of the peer group).<br>– 100% of performance rights vest if the company's TSR is in at least the 75th percentile of the peer group. |

Details of equity grant plans that expired during fiscal year 2007 are provided in Note 16 to the consolidated financial statements on page 99 of this annual report.

## 2. REMUNERATION TABLES FOR MANAGING BOARD DIRECTORS AND KEY MANAGEMENT PERSONNEL

### 2.1 Total remuneration for Managing Board Directors for the years ended 31 March 2007 and 2006

Details of the remuneration of each Managing Board Director of James Hardie are set out below:

| | Primary | | | Post-Employment | Equity | Other | Total |
|---|---|---|---|---|---|---|---|
| | Base Pay US$ | Bonuses[1] US$ | Non-Cash Benefits[2] US$ | Superannuation or 401(k) Benefits US$ | Stock Appreciation Rights and Options[3] US$ | Relocation and Expatriate Benefits US$ | |
| **Managing Board Directors** | | | | | | | |
| Louis Gries | | | | | | | |
| **FY 2007** | 786,612 | 1,738,430 | 72,317 | 14,287 | 755,110 | 121,498 | 3,488,254 |
| FY 2006 | 740,385 | 1,890,363 | 42,657 | 10,478 | 717,218 | 110,774 | 3,511,875 |
| Russell Chenu | | | | | | | |
| **FY 2007** | 596,181 | 200,161 | 57,628 | 57,776 | 101,282 | 79,849 | 1,092,877 |
| FY 2006 | 564,546 | 159,832 | 18,558 | 50,809 | 62,736 | 70,454 | 926,935 |
| Benjamin Butterfield | | | | | | | |
| **FY 2007** | 322,497 | 466,516 | 61,598 | 13,200 | 206,351 | 111,160 | 1,181,322 |
| FY 2006 | 311,250 | 450,450 | 30,410 | 9,913 | 128,369 | 215,717 | 1,146,109 |
| **Total Remuneration for Managing Board Directors** | | | | | | | |
| **FY 2007** | 1,705,290 | 2,405,107 | 191,543 | 85,263 | 1,062,743 | 312,507 | 5,762,453 |
| FY 2006 | 1,616,181 | 2,500,645 | 91,625 | 71,200 | 908,323 | 396,945 | 5,584,919 |

[1] Includes all incentive amounts paid in the year indicated, including the portion of any incentive awarded for performance in the indicated year that was paid in that year, as well as, any performance incentive amounts realised as a result of prior years' performance and paid in the applicable year as a result of the company achieving its predetermined financial targets pursuant to the terms of its Economic Profit Incentive Plan.

[2] Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave, and tax services.

[3] Options are valued using either the Black-Scholes option-pricing model or the Monte Carlo option-pricing method, depending on the plan the options were issued under, and the fair value of options granted are included in compensation during the period in which the options vest. For the Black-Scholes model, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2007 were as follows: 1.5% dividend yield; 28.1% expected volatility; 4.6% risk free interest rate; 5.1 years of expected life; and A$2.40 weighted average fair value at grant date. For the Monte Carlo method, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2007 were as follows: 1.6% dividend yield; 28.1% expected volatility; 4.6% risk free interest rate; and A$3.30 weighted average fair value at grant date. The figures stated here for Mr Gries include Stock Appreciation Rights.

## 2.2 Total remuneration for other Key Management Personnel for the years ended 31 March 2007 and 2006

Details of the remuneration of each Key Management Personnel of James Hardie are set out below:

| | Primary | | | Post-employment | Equity | Other | Total |
|---|---|---|---|---|---|---|---|
| | | | | | | Relocation Allowances and Other | |
| | | | | Super-annuation | | | |
| | | | Non Cash | or 401(k) | | Non- | |
| | Base Pay | Bonuses[1] | Benefits[2] | Benefits | Options[3] | recurring[4] | |
| | US$ | US$ | US$ | US$ | US$ | US$ | US$ |
| **Key Management Personnel** | | | | | | | |
| Jamie Chilcoff | | | | | | | |
| **FY 2007** | 310,961 | 373,192 | 44,136 | 12,842 | 277,998 | – | 1,019,129 |
| FY 2006 | 290,385 | 418,231 | 13,899 | 13,269 | 157,409 | 113,038 | 1,006,231 |
| Mark Fisher | | | | | | | |
| **FY 2007** | 301,538 | 346,849 | 24,044 | 13,408 | 295,748 | – | 981,587 |
| FY 2006 | 260,962 | 376,467 | 30,039 | 14,242 | 191,791 | – | 873,501 |
| Grant Gustafson[5] | | | | | | | |
| **FY 2007** | 254,808 | 142,914 | 18,896 | 11,619 | 55,046 | 104,913 | 588,196 |
| FY 2006 | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Nigel Rigby | | | | | | | |
| **FY 2007** | 301,538 | 350,488 | 22,673 | – | 282,435 | – | 957,134 |
| FY 2006 | 260,962 | 356,419 | 32,919 | – | 159,020 | 1,257 | 810,577 |
| Robert Russell | | | | | | | |
| **FY 2007** | 301,538 | 359,235 | 54,217 | 13,408 | 295,748 | – | 1,024,146 |
| FY 2006 | 260,962 | 374,403 | 35,100 | 14,338 | 195,253 | 10,192 | 890,248 |
| **Former Key Management Personnel** | | | | | | | |
| Dave Merkley[6] | | | | | | | |
| **FY2007** | 148,564 | 9,277 | 125,329 | 7,269 | – | – | 290,439 |
| FY 2006 | 323,826 | 761,679 | 24,315 | 14,372 | 258,299 | 7,306 | 1,389,797 |
| **Total Remuneration for Key Management Personnel** | | | | | | | |
| **FY 2007** | 1,618,947 | 1,581,955 | 289,295 | 58,546 | 1,206,975 | 104,913 | 4,860,631 |
| FY 2006 | 1,397,097 | 2,287,199 | 136,272 | 56,221 | 961,772 | 131,793 | 4,970,354 |

[1] Includes all incentive amounts paid in the year indicated, including the portion of any incentive awarded for performance in the indicated year that was paid in that year, as well as, any performance incentive amounts realised as a result of prior years' performance and paid in the applicable year as a result of the company achieving its predetermined financial targets pursuant to the terms of its Economic Profit Incentive Plan.

[2] Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave, and tax services.

[3] Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2007 were as follows: 1.5% dividend yield; 28.1% expected volatility; 4.6% risk free interest rate; 5.1 years of expected life; and A$2.40 weighted fair value at grant date.

[4] Other non-recurring includes cash paid in lieu of vacation accrued, as permitted under the company's US vacation policy and California law.

[5] Mr Gustafson was not an executive for whom the company reported compensation in fiscal year 2006.

[6] On 1 September 2006, Mr Merkley resigned from the company.

## 2.3 Equity holdings
### 2.3.1 Options granted to Managing Board Directors

| Name | Grant Date | Exercise Price per right (A$) | Holding at 1 April 2006 | Granted | Total Value at Grant[1] (US$) | Vested | Exercised | Value at Exercise per right[2] (US$) | Lapsed | Value at Lapse per right[3] (US$) | Holding at 31 March 2007 | Weighted Average Fair Value per right[4] (US$) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Managing Board Directors** | | | | | | | | | | | | |
| Louis Gries | 19 Oct 01 | 3.1321 | 40,174 | 200,874 | 71,732 | 200,874 | 160,700 | 1.98 | – | – | 40,174 | 0.3571 |
| | 19 Oct 01 | 3.0921 | 175,023 | 437,539 | 168,321 | 437,539 | 262,516 | 2.11 | – | – | 175,023 | 0.3847 |
| | 17 Dec 01 | 5.0586 | 324,347 | 324,347 | 137,296 | 324,347 | – | – | – | – | 324,347 | 0.4233 |
| | 3 Dec 02 | 6.4490 | 325,000 | 325,000 | 210,633 | 325,000 | – | – | – | – | 325,000 | 0.6481 |
| | 5 Dec 03 | 7.0500 | 325,000 | 325,000 | 338,975 | 325,000 | – | – | – | – | 325,000 | 1.0430 |
| | 22 Nov 05 | 8.5300 | 1,000,000 | 1,000,000 | 2,152,500 | – | – | – | – | – | 1,000,000 | 2.1525 |
| | 21 Nov 06 | 8.4000 | – | 415,000 | 888,100 | – | – | – | – | – | 415,000 | 2.1400 |
| | 21 Nov 06 | 8.4000 | – | 381,000 | 1,131,570 | – | – | – | – | – | 381,000 | 2.9700 |
| Russell Chenu | 22 Feb 05 | 6.3000 | 93,000 | 93,000 | 107,973 | 46,500 | – | – | – | – | 93,000 | 1.1610 |
| | 22 Nov 05 | 8.5300 | 90,000 | 90,000 | 193,725 | – | – | – | – | – | 90,000 | 2.1525 |
| | 21 Nov 06 | 8.4000 | – | 65,000 | 139,100 | – | – | – | – | – | 65,000 | 2.1400 |
| | 21 Nov 06 | 8.4000 | – | 60,000 | 178,200 | – | – | – | – | – | 60,000 | 2.9700 |
| Benjamin Butterfield | 22 Feb 05 | 6.3000 | 180,000 | 180,000 | 206,980 | 90,000 | – | – | – | – | 180,000 | 1.1610 |
| | 22 Nov 05 | 8.5300 | 230,000 | 230,000 | 495,075 | – | – | – | – | – | 230,000 | 2.1525 |
| | 21 Nov 06 | 8.4000 | – | 110,000 | 235,400 | – | – | – | – | – | 110,000 | 2.1400 |
| | 21 Nov 06 | 8.4000 | – | 101,000 | 299,970 | – | – | – | – | – | 101,000 | 2.9700 |

[1] Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2] Value at Exercise/right = Value Market Value of a share of the company's stock at Exercise less the Exercise price per right.

[3] Value at Lapse/right = Fair Market Value of a share of the company's stock at Lapse less the Exercise price per right.

[4] Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option-pricing method, depending on the plan the options were issued under.

## 2.3.2 Options granted to other Key Management Personnel

| Name | Grant Date | Exercise Price per right (A$) | Holding at 1 April 2006 | Granted | Total Value at Grant[1] (US$) | Vested | Exercised | Value at Exercise per right[2] (US$) | Lapsed | Value at Lapse per right[3] (US$) | Holding at 31 March 2007 | Weighted Average Fair Value per right[4] (US$) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Current Key Management Personnel** | | | | | | | | | | | | |
| Jamie | 19 Oct 01 | 3.1321 | 40,174 | 40,174 | 14,346 | 40,174 | 40,174 | 4.15 | – | – | – | 0.3571 |
| Chilcoff | 19 Oct 01 | 3.0921 | 92,113 | 92,113 | 35,436 | 92,113 | 92,113 | 4.18 | – | – | – | 0.3847 |
| | 17 Dec 01 | 5.0586 | 68,283 | 68,283 | 28,904 | 68,283 | 68,283 | 2.67 | – | – | – | 0.4233 |
| | 3 Dec 02 | 6.4490 | 111,000 | 111,000 | 71,939 | 111,000 | 111,000 | 1.61 | – | – | – | 0.6481 |
| | 14 Dec 04 | 5.9900 | 180,000 | 180,000 | 183,276 | 90,000 | 45,000 | 1.96 | – | – | 135,000 | 1.0182 |
| | 1 Dec 05 | 8.9000 | 190,000 | 190,000 | 386,137 | 47,500 | – | – | – | – | 190,000 | 2.0323 |
| | 21 Nov 06 | 8.4000 | – | 158,500 | 291,069 | – | – | – | – | – | 158,500 | 1.8364 |
| Mark | 19 Oct 01 | 3.1321 | – | 40,174 | 14,346 | 40,174 | 40,174 | 2.11 | – | – | – | 0.3571 |
| Fisher | 19 Oct 01 | 3.0921 | 92,113 | 92,113 | 35,436 | 92,113 | – | – | – | – | 92,113 | 0.3847 |
| | 17 Dec 01 | 5.0586 | 68,283 | 68,283 | 28,904 | 68,283 | – | – | – | – | 68,283 | 0.4233 |
| | 3 Dec 02 | 6.4490 | 74,000 | 74,000 | 47,959 | 74,000 | – | – | – | – | 74,000 | 0.6481 |
| | 5 Dec 03 | 7.0500 | 132,000 | 132,000 | 137,676 | 132,000 | – | – | – | – | 132,000 | 1.0430 |
| | 14 Dec 04 | 5.9900 | 180,000 | 180,000 | 183,276 | 90,000 | – | – | – | – | 180,000 | 1.0182 |
| | 1 Dec 05 | 8.9000 | 190,000 | 190,000 | 386,137 | 47,500 | – | – | – | – | 190,000 | 2.0323 |
| | 21 Nov 06 | 8.4000 | – | 158,500 | 291,069 | – | – | – | – | – | 158,500 | 1.8364 |
| Grant Gustafson[5] | 21 Nov 06 | 8.4000 | – | 158,500 | 291,069 | – | – | – | – | – | 158,500 | 1.8364 |
| Nigel | 17 Dec 01 | 5.0586 | 20,003 | 20,003 | 8,467 | 20,003 | – | – | – | – | 20,003 | 0.4233 |
| Rigby | 3 Dec 02 | 6.4490 | 27,000 | 27,000 | 17,499 | 27,000 | – | – | – | – | 27,000 | 0.6481 |
| | 5 Dec 03 | 7.0500 | 33,000 | 33,000 | 34,419 | 33,000 | – | – | – | – | 33,000 | 1.0430 |
| | 14 Dec 04 | 5.9900 | 180,000 | 180,000 | 183,276 | 90,000 | – | – | – | – | 180,000 | 1.0182 |
| | 1 Dec 05 | 8.9000 | 190,000 | 190,000 | 386,137 | 47,500 | – | – | – | – | 190,000 | 2.0323 |
| | 21 Nov 06 | 8.4000 | – | 158,500 | 291,069 | – | – | – | – | – | 158,500 | 1.8364 |
| Robert | 19 Oct 01 | 3.1321 | – | 40,174 | 14,346 | 40,174 | 40,174 | 2.82 | – | – | – | 0.3571 |
| Russell | 19 Oct 01 | 3.0921 | 27,634 | 138,170 | 53,154 | 138,170 | 138,170 | 3.08 | – | – | – | 0.3847 |
| | 17 Dec 01 | 5.0586 | – | 68,283 | 28,904 | 68,283 | 68,283 | 0.99 | – | – | – | 0.4233 |
| | 3 Dec 02 | 6.4490 | 111,000 | 111,000 | 71,939 | 111,000 | 111,000 | 1.46 | – | – | – | 0.6481 |
| | 5 Dec 03 | 7.0500 | 132,000 | 132,000 | 137,676 | 132,000 | 66,000 | 0.99 | – | – | 66,000 | 1.0430 |
| | 14 Dec 04 | 5.9900 | 180,000 | 180,000 | 183,276 | 90,000 | 45,000 | 1.82 | – | – | 135,000 | 1.0182 |
| | 1 Dec 05 | 8.9000 | 190,000 | 190,000 | 386,137 | 47,500 | – | – | – | – | 190,000 | 2.0323 |
| | 21 Nov 06 | 8.4000 | – | 158,500 | 291,069 | – | – | – | – | – | 158,500 | 1.8364 |
| **Former Key Management Personnel** | | | | | | | | | | | | |
| Dave | 19 Oct 01 | 3.1321 | – | 120,524 | 43,039 | 120,524 | 120,524 | 2.75 | – | – | – | 0.3571 |
| Merkley[6] | 19 Oct 01 | 3.0921 | – | 138,170 | 53,154 | 138,170 | 138,170 | 3.32 | – | – | – | 0.3847 |
| | 17 Dec 01 | 5.0586 | – | 102,425 | 43,357 | 102,425 | 102,425 | 3.00 | – | – | – | 0.4233 |
| | 3 Dec 02 | 6.4490 | 200,000 | 200,000 | 129,620 | 200,000 | 200,000 | 1.24 | – | – | – | 0.6481 |
| | 5 Dec 03 | 7.0500 | 250,000 | 250,000 | 260,750 | 125,000 | 125,000 | 0.77 | – | – | – | 1.0430 |
| | 14 Dec 04 | 5.9900 | 172,500 | 230,000 | 234,186 | 57,500 | 57,500 | 2.34 | – | – | – | 1.0182 |
| | 1 Dec 05 | 8.9000 | 190,000 | 190,000 | 386,137 | – | – | – | – | – | – | 2.0323 |

[1] Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2] Value at Exercise/right = Value Market Value of a share of the company's stock at Exercise less the Exercise price per right.

[3] Value at Lapse/right = Fair Market Value of a share of the company's stock at Lapse less the Exercise price per right.

[4] Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model.

[5] Mr Gustafson was not an executive for whom the company reported compensation in fiscal year 2006.

[6] On 1 September 2006, Mr Merkley resigned from the company.

### 2.3.3 Managing Board Directors' relevant interests in JHI NV

Changes in current and former Managing Board Directors' relevant interests in JHI NV securities between 1 April 2006 and 31 March 2007 are set out below:

| Managing Board Directors | CUFS at 1 April 2006 | CUFS at 31 March 2007 | Options at 1 April 2006 | Options granted 22 November 2006 | Options at 31 March 2007 |
|---|---|---|---|---|---|
| Louis Gries | 127,675 | 127,675 | 2,189,544 | 796,000 | 2,985,544 |
| Russell Chenu | 10,000 | 15,000 | 183,000 | 125,000 | 308,000 |
| Benjamin Butterfield | – | – | 410,000 | 211,000 | 621,000 |

### 2.4 Loans

The company did not grant loans to Managing Board Directors or Key Management Personnel during fiscal year 2007.

There are no loans outstanding to Managing Board Directors or Key Management Personnel.

## 3. EMPLOYMENT CONTRACTS

Remuneration and other terms of employment for the Chief Executive Officer, Chief Financial Officer, Company Secretary and General Counsel, and certain other senior executives are formalised in employment contracts. The main elements of these contracts are set out below.

### 3.1 Chief Executive Officer's employment contract

Details of the terms of the CEO's employment contract are as follows:

| Components | Details |
|---|---|
| Length of contract | Three year term, commencing 10 February 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renew date, that it does not want the term to renew. |
| Base salary | US$750,000 per year[1]. Salary will be reviewed annually in April by the JHI NV Board. |
| Short-term incentive | Annual incentive target is 100% of annual base salary:<br><br>– 80% of this incentive target is based on the company meeting or exceeding aggressive performance objectives;<br><br>– 20% of this incentive target is based on the CEO meeting or exceeding personal performance objectives.<br><br>The Remuneration Committee recommends the company's and CEO's performance objectives, and the performance against these objectives, to the JHI NV Supervisory Board for approval. If the company's performance exceeds the annual objective, the CEO realises an incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the CEO over the following two years if the company's objectives are met in these years, or is reduced if the company's objectives are not met. |
| Long-term incentive | The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be appropriate for this level of executive in the US. |
| Defined Contribution Plan | The CEO may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match his contributions into the plan up to the annual IRS limit. |
| Resignation | The CEO may cease his employment with the company by providing written notice. |
| Termination by James Hardie | The company may terminate the CEO's employment for cause or not for cause. If the company terminates the employment, not for cause, or the CEO terminates his employment "for good reason" the company will pay the following:<br><br>a. amount equivalent to 1.5 times the annual base salary at the time of termination; and<br><br>b. amount equivalent to 1.5 times the executive's Average Annual Incentive actually paid in up to the previous three fiscal years as CEO; and<br><br>c. continuation of health and medical benefits at the company's expense for the remaining term of the agreement and the consulting agreement referenced below. |
| Post-termination Consulting | The company will request the CEO, and the CEO will agree, to consult to the company upon termination for a minimum of two years, as long as he maintains the company's non-compete and confidentiality agreements, and he will receive his annual base salary and annual target incentive in exchange for this consulting and non-compete. |

[1] Actual salary paid in fiscal year 2007 is shown in Table 2.1 on page 56 of this annual report.

## 3.2 Chief Financial Officer's employment contract

Details of the CFO's employment contract are as follows:

| Components | Details |
| --- | --- |
| Length of contract | Fixed period of two and a half years concluding 5 October 2007. |
| Base salary | A$750,000 per year[1] |
| Short-term incentive | Annual incentive target is 33% of annual base salary based on the CFO meeting or exceeding personal performance objectives. |
| Long-term incentive | Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be a value equal to one-third of the executive's base salary. |
| Superannuation | The company will contribute 9% of gross salary to Superannuation in the executive's name. |
| Resignation or Termination | The company or CFO may cease the CFO's employment with the company by providing three months' notice in writing. |
| Redundancy or material change of role | If the position of CFO is determined to be redundant or subject to a material adverse change, the company or the CFO may terminate the CFO's employment. The company will pay the CFO a severance payment equal to the greater of 12 months' pay or the remaining proportion of the term of the contract. |

## 3.3 Company Secretary and General Counsel's employment contract

Details of the Company Secretary and General Counsel's employment contract are as follows:

| Components | Details |
| --- | --- |
| Length of contract | Indefinite. |
| Base salary | US$315,000 per year[1] |
| Short-term incentive | Annual incentive target is 65% of annual base salary:<br><br>– 80% of this incentive target is based on the company meeting or exceeding aggressive performance objectives;<br><br>– 20% of this incentive target is based on the General Counsel and Company Secretary meeting or exceeding personal performance objectives.<br><br>The CEO recommends the General Counsel and Company Secretary's performance objectives and the performance against these objectives, to the Remuneration Committee and JHI NV Supervisory Board for approval. The company's objectives are set by the Remuneration Committee's recommendation to the JHI NV Supervisory Board. If the company's performance exceeds the annual objective, the executive realises an incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year.<br><br>The remaining two-thirds is then deposited with a notional bank and is paid to the General Counsel and Company Secretary over the following two years if the company's objectives are met in these years, or is reduced if the company's objectives are not met. |
| Long-term incentive | The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be appropriate for this level of executive in the US. |
| Defined Contribution Plan | Since the General Counsel and Company Secretary may not participate in the US 401(k) defined contribution plan up to the annual IRS limit while he is on assignment to The Netherlands, the company will provide a payment up to the annual IRS limit directly to the executive. |
| Resignation or Termination | The General Counsel and Company Secretary may cease his employment with the company by providing written notice. |
| Termination by James Hardie | The company may terminate the General Counsel and Company Secretary's employment for cause or not for cause. |
| Post-Termination Consulting | The company will request the General Counsel and Company Secretary, and he will agree, to consult to the company upon termination for a minimum of two years, as long as he maintains the company's non-compete and confidentiality agreements, and he will receive his annual base salary in exchange for this consulting and non-compete. |

[1]  Annual salary rates are typically adjusted each year. Actual salary paid in fiscal year 2007 is shown in Table 2.1 on page 56 of this annual report.

### 3.4 Benefits contained in contracts for CEO, CFO and Company Secretary and General Counsel

Employment contracts for each of the CEO, CFO and General Counsel and Company Secretary also specify the following benefits:

| | |
|---|---|
| International Assignment | The executives receive additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage. |
| Other | **Tax Equalisation:** The company covers the extra personal tax burden for Managing Board Directors based in The Netherlands. |
| | **Tax Advice:** The company will pay the costs of filing the executives' income tax returns to the required countries. |
| | **Health, Welfare and Vacation Benefits:** The executives are eligible to receive all health, welfare and vacation benefits offered to all US employees. They are also eligible to participate in the company's Executive Health and Wellness program. |
| | **Business Expenses:** The executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses they incur or pay for in connection with the performance of their services under this Agreement. |
| | **Automobile:** The company will either purchase or lease an automobile for business and personal use by the executives, or, in the alternative, the executives will be entitled to an automobile lease allowance not to exceed US$750 per month. Unused allowance or part thereof will be paid to the executives. |

### 3.5 Key Management Personnel employment contracts

Details of the employment contracts for Key Management Personnel are as follows:

| Components | Details |
|---|---|
| Length of contract | Indefinite. |
| Base salary | Base salary is subject to Remuneration Committee approval and reviewed annually in May for increase effective 1 July. |
| Short-term incentive | An annual incentive target is set at a percentage of the executive's salary. Target is 55%; 80% of this incentive target is based on the company meeting or exceeding aggressive performance objectives; 20% of this incentive target is based on the executive meeting or exceeding personal performance objectives. The CEO recommends the executive's performance objectives and the performance against these objectives, to the Remuneration Committee and JHI NV Supervisory Board for approval. The company's objectives are set by the Remuneration Committee's recommendation to the JHI NV Supervisory Board. |
| | If the company's performance exceeds the annual objective, the executive realises an incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the executive over the following two years if the company's objectives are met in these years, or is reduced if the company's objectives are not met. |
| Long-term incentive | The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of JHINV Supervisory Board, stock options have been granted each year under the JHI NV 2001 Equity Incentive Plan. It is anticipated that upon the approval of the JHI NV Supervisory Board, equity will be granted under a new plan in the future. |
| Defined Contribution Plan | The executive may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the executive's contributions into the plan up to the annual IRS limit. |
| Resignation | The executive may cease his employment with the company by providing written notice. |
| Termination by James Hardie | The company may terminate the executive's employment for cause or not for cause. |
| Post-termination Consulting | Depending on the executive's individual contract, and the reasons for termination, the company may, or may be required to, request the executive, and the executive will agree, to consult to the company for two years upon termination, as long as the executive maintains the company's non-compete and confidentiality agreements. In exchange for the consulting agreement, the company shall pay the executive's annual base salary as of the termination date for each year of consulting. |
| Other | **Health, Welfare and Vacation Benefits:** The executive is eligible to receive all health, welfare and vacation benefits offered to all US employees. The executive is also eligible to participate in the company's Executive Health and Wellness program. |
| | **Business Expenses:** The executive is entitled to receive reimbursement for all reasonable and necessary travel and other business expenses he or she incurs or pays in connection with the performance of his or her services under this Agreement. |
| | **Automobile:** The company will either lease an automobile for business and personal use by the executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed US$750 per month. Unused allowance or part of this will be paid to the executive. |
| International Assignment | Executives who are on assignment in countries other than their own receive additional benefits which may include tax equalisation payment and tax advice, a car in the country they are assigned to, and financial assistance with housing, moving and storage. |

# 4. REMUNERATION FOR SUPERVISORY BOARD DIRECTORS FOR THE YEAR ENDED 31 MARCH 2007

Fees paid to the Supervisory Board Directors of James Hardie are determined by the Joint Board, with the advice of external remuneration advisors, within the maximum total amount approved by the shareholders from time to time. The current aggregate fee pool of US$1,500,000 was approved by shareholders in 2006.

Independent experts in Australia and the USA benchmark Supervisory Board Directors' remuneration against peer companies, taking into consideration the level of fees paid to board members of companies with similar size, complexity of operations and responsibilities and workload requirements of board members.

Board fees are not paid to Managing Board Directors since the responsibilities of board membership are considered in determining the remuneration provided as part of their normal employment conditions.

## 4.1. Remuneration Structure
During fiscal year 2006, Supervisory Board Directors were paid a base fee for service on the James Hardie Boards. Additional fees were paid to the position of Chairman, Deputy Chairman and Board Committee Chairmen.

Following the commencement of proceedings by ASIC against the company and some of its former officers, the company formed a Special Matter Committee to deal with issues related to the proceedings. After the resignation of Ms Hellicar as Chairman, an Acting Chairman and an Acting Deputy Chairman were immediately appointed until the Supervisory Board appointed a new permanent Chairman and Deputy Chairman. Directors who acted in the roles of Acting Chairman and Acting Deputy Chairman and who attended meetings of the Special Matter Committee received fees in addition to the base fee of $US75,000 per annum (pro-rata). Directors who attended meetings of the Special Matter Committee received fees of US$1,000 per meeting in addition to their base fee.

As the focus of the Board is on the long-term direction and well-being of James Hardie, there is no direct link between Supervisory Board Directors' remuneration and the short-term results of the company.

No Supervisory Board Director has been granted options or performance rights.

## 4.2 Supervisory Board Share Plan
At the 2006 JHI NV Annual General Meeting, shareholders approved the Supervisory Board Share Plan 2006 (SBSP-2006) and the participation of the Supervisory Board Directors under the SBSP-2006 for a three-year period. Under the SBSP-2006, Supervisory Board Directors can elect to receive some of their annual fees in ordinary shares/CUFS in JHI NV. This is different from the previous Supervisory Board Share Plan (SBSP) under which Supervisory Board Directors were required to contribute a portion of their annual fees in Shares/CUFS.

In 2006, the Supervisory Board also implemented a Board policy that Supervisory Board Directors accumulate a minimum of three times their annual cash remuneration in share ownership (either personally or through a personal superannuation or pension plan) within the six year period from the later of August 2006 or their appointment. For the purposes of calculating the value of this minimum shareholding, Directors' annual fees will still be classified as having both Cash and Shares components, where the Shares component is equal to half the total annual fees for Directors, and one third of the total annual fees for the Chairman.

To recognise the potential for share price fluctuations to have an impact on the funds required to be committed and the different taxation positions of individual Directors, no Director will be required to apply more than 50% of the cash component of his or her fees, on a post-tax basis, over a six year period, toward satisfying this requirement. For fiscal year 2008, the Supervisory Board (and each individual member of the Supervisory Board) has determined that the amount to be applied under the SBSP-2006 for each Supervisory Board Director will be US$50,000 and for the Chairman will be US$100,000, net of any applicable Dutch taxes, and that this amount will be paid in the fourth quarter of fiscal year 2008. Any Supervisory Board member who leaves the Supervisory Board during fiscal year 2008 will not participate in the SBSP-2006. Any person becoming a member of the Supervisory Board after the date of the calendar 2007 Annual General Meeting will apply a pro-rata reduced amount under the SBSP-2006 in the fourth quarter of fiscal year 2008.

Shares/CUFS received under the SBSP-2006 can be either issued or acquired on market. Where shares/CUFS are issued, the price is the average of the market closing prices at which CUFS were quoted on the ASX during the five business days preceding the day of issue. Where shares/CUFS are acquired on market, the price is the purchase price.

The SBSP-2006 does not include a performance condition because the amounts applied to acquire ordinary shares/CUFS under the SBSP-2006 are from the annual fees earned by the Supervisory Board Directors.

## 4.3 Director Retirement Benefits
In July 2002, the company discontinued a retirement plan that entitled some of our Supervisory Board Directors to receive, upon their termination for any reason other than misconduct, an amount equal to a multiple of up to five times their average annual fees for the three year period prior to their retirement.

The applicable multiple was based on the Director's years of service on the Supervisory Board, including service on the JHIL Board. Two of our former Directors, Ms Hellicar and Mr Brown, retained some benefits that had accrued as of 2002 under this retirement plan. Both Ms Hellicar and Mr Brown retired from our Supervisory Board on 20 February 2007 and we have determined that they are entitled to benefits pursuant to this plan, in the gross amount of US$833,979 and US$307,658 for Ms Hellicar and Mr Brown, respectively.

No other Directors retain any benefits under this plan.

**4.4 Total remuneration for each Supervisory Board Director**

| | Primary | Equity | Post-Employment | Other | Total |
|---|---|---|---|---|---|
| | Directors' Fees US$ | JHI NV Stock[1] US$ | Superannuation[2] US$ | Retirement Benefits US$ | US$ |
| **Supervisory Board Directors** | | | | | |
| Donald DeFosset | | | | | |
| **FY 2007** | 32,959 | – | – | – | 32,959 |
| FY 2006 | N/A | N/A | N/A | N/A | N/A |
| Donald McGauchie | | | | | |
| **FY 2007** | 96,071 | – | 9,402 | – | 105,473 |
| FY 2006 | 50,598 | 10,000 | 5,454 | – | 66,052 |
| Brian Anderson | | | | | |
| **FY 2007** | 33,685 | – | – | – | 33,685 |
| FY 2006 | N/A | N/A | N/A | N/A | N/A |
| John Barr | | | | | |
| **FY 2007** | 92,929 | 20,000 | – | – | 112,929 |
| FY 2006 | 51,100 | 10,000 | – | – | 61,100 |
| Michael Hammes | | | | | |
| **FY 2007** | 16,247 | – | – | – | 16,247 |
| FY 2006 | N/A | N/A | N/A | N/A | N/A |
| James Loudon | | | | | |
| **FY 2007** | 87,584 | – | – | – | 87,584 |
| FY 2006 | 47,767 | 10,000 | – | – | 57,767 |
| Rudy van der Meer | | | | | |
| **FY 2007** | 17,247 | – | – | – | 17,247 |
| FY 2006 | N/A | N/A | N/A | N/A | N/A |
| **Former Supervisory Board Directors** | | | | | |
| Michael Brown[3] | | | | | |
| **FY 2007** | 79,262 | – | 7,727 | 307,658 | 394,647 |
| FY 2006 | 50,598 | 10,000 | 5,454 | – | 66,052 |
| Gregory Clark[4] | | | | | |
| **FY 2007** | 5,420 | – | – | – | 5,420 |
| FY 2006 | 51,100 | 10,000 | – | – | 61,100 |
| Michael Gillfillan[3] | | | | | |
| **FY 2007** | 75,899 | – | – | – | 75,899 |
| FY 2006 | 51,100 | 10,000 | – | – | 61,100 |
| Meredith Hellicar[3] | | | | | |
| **FY 2007** | 166,015 | 50,000 | 21,227 | 833,979 | 1,071,221 |
| FY 2006 | 178,777 | 20,000 | 17,890 | – | 216,667 |
| **Total Remuneration for Supervisory Board Directors** | | | | | |
| **FY 2007** | 703,318 | 70,000 | 38,356 | 1,141,637 | 1,953,311 |
| FY 2006 | 481,040 | 80,000 | 28,798 | – | 589,838 |

[1] For fiscal year 2007, amount represents JHI NV stock issued or acquired on market under the 2006-SBSP under which a Director can elect to receive some of their annual fees in JHI NV stock. The number of shares was determined by dividing the amount which the member elects to apply under the 2006-SBSP (net of any applicable taxes and broker fees) by the market of purchase price.

For fiscal year 2006, the annual allocation to Supervisory Board Members of JHI NV stock to the value of US$10,000 was approved by shareholders at the Annual General Meeting held on 19 July 2002. The Supervisory Board Directors could also elect to additional stock in lieu of fees.

See sections 4.2 Supervisory Board Share Plan and 4.6 Shares/CUFS allotted to Supervisory Board Directors under the SBSP and SBSP-2006 of this annual report on pages 63 and 66 of this annual report for further information.

[2] The superannuation benefits include Australian 9% superannuation guarantee contributions which were paid on top of the Australian Directors' total fees until 25 September 2006. From 26 September 2006, superannuation is withheld from the Australian Directors' fees.

[3] On 20 February 2007, Chairman Ms Hellicar and Directors Messrs Brown and Gillfilan resigned from our Joint and Supervisory Boards. We have determined that two Directors, Ms Hellicar and Mr Brown, are entitled to benefits pursuent to this plan in the gross amounts of US$0.8 million and US$0.3 million for Ms Hellicar and Mr Brown, respectively. We expect to pay these amounts in fiscal year 2008. See section 4.3 Director Retirement Benefits on page 63 of this annual report.

[4] On 9 May 2006, Mr Clark resigned from the Joint and Supervisory Boards, Audit Committee and Nominating and Governance Committee.

## 4.5 Supervisory Board Directors' Relevant Interests in JHI NV

Changes in Supervisory Board Directors' relevant interests in JHI NV securities between 1 April 2006 and 31 March 2007 are set out below:

| | Number of Shares/CUFS At 1 April 2006 | Number of Shares/ CUFS at date of becoming Director | SBSP-2006[1] | Shares/CUFS at Date of resignation | Number of Shares/CUFS at 31 March 2007 |
|---|---|---|---|---|---|
| **Supervisory Board Directors[2]** | | | | | |
| Donald DeFosset[3] | N/A | 15,500 | – | N/A | 15,550 |
| Donald McGauchie | 9,569 | N/A | – | N/A | 9,569 |
| Brian Anderson[4] | N/A | – | – | N/A | – |
| John Barr | 22,826 | N/A | 1,651 | N/A | 24,477 |
| Michael Hammes[5] | N/A | – | – | N/A | – |
| James Loudon | 6,355 | N/A | – | N/A | 6,355 |
| Rudy van der Meer[5] | N/A | – | – | N/A | – |
| **Former Supervisory Board Directors** | | | | | |
| Michael Brown | 14,727 | N/A | – | 14,727 | N/A |
| Gregory Clark | 14,116 | N/A | – | 14,116 | N/A |
| Michael Gillfillan | 54,727 | N/A | – | 54,727 | N/A |
| Meredith Hellicar | 11,566 | N/A | 3,388 | 14,954 | N/A |

[1]  Acquisitions under the SBSP-2006 occurred on 12 December 2006 and 26 March 2007. The acquisition price for the 12 December acquisition was $8.39 per share/CUFS. The acquisition price for the 26 March 2007 acquisition was $8.50 per shares/CUFS. There is no escrow period on any of these acquisitions.

[2]  This includes holdings that are beneficially held.

[3]  Mr DeFosset became a Director of the company on 14 December 2006. Mr DeFosset's holding is through 3,100 ADRs which are equivalent to a holding of 15,500 CUFS.

[4]  Mr Anderson became a Director of the company on 14 December 2006.

[5]  Messrs Hammes and van der Meer became Directors of the company on 7 February 2007.

### 4.6 Shares/CUFS allotted to Supervisory Board Directors under the SBSP And SBSP-2006

Shares/CUFS allotted in fiscal year 2007 under the SBSP-2006:

| | 2007 Fiscal Year[1] |
|---|---|
| **Current Supervisory Board Directors** | |
| Donald DeFosset[2] | – |
| Donald McGauchie | – |
| Brian Anderson[2] | – |
| John Barr | 1,651 |
| Michael Hammes[3] | – |
| James Loudon | – |
| Rudy van der Meer[3] | – |
| **Former Supervisory Board Directors** | |
| Michael Brown | – |
| Gregory Clark | – |
| Michael Gillfillan | – |
| Meredith Hellicar | 3,388 |

Shares/CUFS allotted prior to fiscal 2007 under the SBSP:

| Name | 2006 Fiscal Year[4] | 2005 Fiscal Year[5] | 2004 Fiscal Year[6] | 2003 Fiscal Year[7] |
|---|---|---|---|---|
| **Current Supervisory Board Directors** | | | | |
| Donald DeFosset | N/A | N/A | N/A | N/A |
| Donald McGauchie | 758 | 1,068 | 1,743 | – |
| Brian Anderson | N/A | N/A | N/A | N/A |
| John Barr | 758 | 1,068 | – | – |
| Michael Hammes | N/A | N/A | N/A | N/A |
| James Loudon | 758 | 2,117 | 1,839 | 1,641 |
| Rudy van der Meer | N/A | N/A | N/A | N/A |
| **Former Supervisory Board Directors** | | | | |
| Michael Brown | 758 | 1,068 | 1,260 | 1,641 |
| Gregory Clark | 758 | 1,068 | 5,620 | 6,688 |
| Michael Gillfillan | 758 | 1,068 | 1,260 | 1,641 |
| Meredith Hellicar | 1,515 | 2,117 | 2,225 | 2,948 |

[1] Acquisitions under the SBSP-2006 occurred on 12 December 2006 and 26 March 2007. The acquisition price for the 12 December acquisition was $8.39 per share/CUFS. The acquisition price for the 26 March 2007 acquisition was $8.50 per shares/CUFS. There is no escrow period on any of these acquisitions.

[2] Messrs DeFosset and Anderson became Directors of the company on 14 December 2006.

[3] Messrs Hammes and van der Meer became Directors of the company on 7 February 2007.

[4] The acquisition price was $8.64 per share/CUFS. Each participant's 22 November 2005 mandatory participation of 758 JHI NV shares/CUFS is subject to a voluntary escrow period ending on 22 November 2007.

[5] The acquisition price was $5.94 per share/CUFS. Each participant's 3 December 2004 mandatory participation of 1068 JHI NV shares/CUFS was subject to a voluntary escrow period which ended on 4 December 2006.

[6] The acquisition price was $7.52 per share/CUFS. Each participant's 22 August 2003 mandatory participation of 1,260 JHI NV shares/was is subject to a voluntary escrow period which ended on 22 August 2005.

[7] The acquisition price was $6.71 per share/CUFS. Each participant's 27 August 2002 mandatory participation of 1,641 JHI NV shares/CUFS was subject to a voluntary escrow period which ended on 27 August 2004.

Only Supervisory Board Directors are entitled to participate in the SBSP-2006.

This report is made in accordance with a resolution of the members of the Joint Board.

D DeFosset
Chairman
Supervisory and Joint Boards

L Gries
Chief Executive Officer and
Chairman Managing Board

Signed Amsterdam, The Netherlands, 22 June 2007

This section of the annual report is a reproduction of the company's Corporate Governance Principles, as amended through June 2007. These principles have been developed and approved by the Nominating and Governance Committee and, on its recommendation, adopted by the Supervisory Board.

Our Corporate Governance Principles, as amended by the Supervisory Board from time to time, are available from the Investor Relations area of our website (www.jameshardie.com) and available in print to any holder who requests a copy.

## CORPORATE GOVERNANCE AT JAMES HARDIE

James Hardie is a public limited liability company (*naamloze vennootschap*) incorporated under Dutch law. As a multi-national organisation, James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the Dutch Authority Financial Markets (AFM), the Australian Stock Exchange (ASX), the Australian Securities and Investment Commission (ASIC), the New York Stock Exchange (NYSE), the US Securities and Exchange Commission (SEC) and various other rule-making bodies.

We believe it is important that our behaviour reflects the spirit, as well as the letter, of the law and we aim to govern the company in a way that meets or exceeds appropriate community expectations.

James Hardie's corporate governance framework is reviewed regularly and upgraded or changed as appropriate to reflect our and our stakeholders' interests, changes in law and current best practices. Before preparing this report, we reviewed our corporate governance practices in each of the jurisdictions in which we operate and the results of this review are reflected in this report.

## DUTCH CORPORATE GOVERNANCE CODE

Under the Dutch Code on Corporate Governance published by the Dutch Corporate Governance Committee (the Tabaksblat Committee) in 2003 (the Dutch Code), listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. In this section, listed Dutch companies must indicate expressly to what extent they apply the best practice provisions of the Dutch Code and, if they do not, why and to what extent they do not apply to them. The Dutch Code applies to James Hardie because it is a Dutch public limited liability company.

## ASX PRINCIPLES AND RECOMMENDATIONS

Under the Principles of Good Corporate Governance and Best Practice Recommendations published by the ASX Corporate Governance Council, listed Australian companies are encouraged to comply with the Principles and Recommendations (ASX Corporate Governance Council Recommendations). Under the ASX Listing Rules, James Hardie must set out the extent to which it has not followed the ASX Corporate Governance Council Recommendations in its annual report.

For the benefit of Australian holders, the Investor Relations area of our website (www.jameshardie.com) contains more detail about the ways in which we comply with ASX Listing Rule disclosure requirements.

## NYSE CORPORATE GOVERNANCE RULES

In accordance with the NYSE corporate governance standards, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home-country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which are discussed below.

Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Sections 303A.12(b) provides that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A. Section 303A.12(c) provides that each listed company must submit a written affirmation annually to the NYSE about its compliance with the NYSE's corporate governance listing standards and a written interim affirmation to the NYSE upon the occurrence of certain specified changes to the Audit Committee.

James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this report, and in our annual report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. Our annual report on Form 20-F is available from the Investor Relations area of our website (www.jameshardie.com) or from our corporate offices, the addresses of which are shown on page 116.

Two ways in which our corporate governance practices differ significantly from those followed by US domestic companies under NYSE listing standards should be noted:

– In the US, an audit committee of a public company is required to be directly responsible for appointing such company's independent registered public accounting firm. Under Dutch law, the independent registered public accounting firm is appointed by the shareholders, or in the absence of such appointment, the Supervisory Board and then the Managing Board.

– NYSE rules require each issuer to have an audit committee, a compensation committee (the equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the Charters of our Board Committees reflect Australian and Dutch practices that we have a majority of independent directors on such committees, unless a higher number is mandatory. Notwithstanding this difference, all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.

The following pages contain an overview of our corporate governance framework.

# BOARD STRUCTURE

James Hardie has a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Managing Board, a Supervisory Board and a Joint Board. The Joint Board comprises all non-executive directors and our CEO and is therefore the equivalent of a full board of directors of a US or an Australian company.

The responsibilities of each of our boards are formalised in charters and these charters are available from the Investor Relations area of our website (www.jameshardie.com).

The table on page 45 of this annual report show the composition of our boards and board committees and each member's attendance at meetings during the year.

**Managing Board**
The Managing Board includes only executive directors and must have at least two members, or more as determined by the Supervisory Board. The members of the Managing Board are appointed by our shareholders at a General Meeting, or by the Supervisory Board if there is a vacancy. The Supervisory Board and any of our shareholders have the right to make nominations for the Managing Board.

The Supervisory Board appoints one member of the Managing Board as its Chairman and one member as its CEO. The Supervisory Board has appointed the current CEO to chair the Managing Board.

Members of the Managing Board may be suspended and dismissed by shareholders at the General Meeting and may be suspended at any time by the Supervisory Board.

No member of the Managing Board (other than our CEO) shall hold office for a continuous period of more than three years, or past the end of the third General Meeting following his or her appointment, whichever is longer, without submitting themselves for re-election. A member of the Managing Board appointed to fill a vacancy must submit him or her self for re-election at the next General Meeting.

*Responsibilities*
The Managing Board is responsible for:

– the general affairs, operations and finance;

– ensuring the implementation of James Hardie's goals, strategy and policies, to achieve results;

– complying with all relevant legislation and regulations and for managing the risks associated with our activities; and

– reporting and discussing the internal risk management and control systems with the Supervisory Board and the Audit Committee.

In discharging its duties, the Managing Board takes into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and all other parties involved in or with James Hardie. The Managing Board is accountable to the Supervisory Board and to shareholders for the performance of its duties.

**Supervisory Board**
The Supervisory Board includes only non-executive directors and must have at least two members, or more as determined by the Supervisory Board. The members of the Supervisory Board are appointed by shareholders at the General Meeting, or by the Supervisory Board if there is a vacancy. The Supervisory Board and any of James Hardie's shareholders have the right to make nominations for the Supervisory Board.

Members of the Supervisory Board may be suspended at any time by a majority vote of members of the Supervisory Board, and may be dismissed by the shareholders at the General Meeting. A member of the Supervisory Board appointed to fill a vacancy must submit him or herself for re-election at the next General Meeting.

No member of the Supervisory Board shall hold office for a continuous period of more than three years, or past the end of the third General Meeting of shareholders following his or her appointment, whichever is longer, without submitting themselves for re-election.

In discharging their duties, directors are provided with direct access to our senior executives and outside advisors and auditors. Supervisory Board Committees and individual directors may seek independent professional advice at the company's expense for the proper performance of their duties.

*Responsibilities*

The Supervisory Board is responsible for:

– advising the Managing Board;

– supervising the policy and actions pursued by the Managing Board; and

– supervising the general course of affairs of James Hardie and the business enterprise it operates.

The Supervisory Board takes into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and all other parties involved in or with James Hardie.

**Joint Board**

The Joint Board consists of between three and twelve members as determined by the Supervisory Board's Chairman, or a greater number as determined by our shareholders at a General Meeting.

The Joint Board currently includes all of the members of the Supervisory Board as well as our CEO.

*Responsibilities*

The Joint Board is responsible for:

– supervising the general course of affairs of James Hardie;

– approving the strategy set by the Managing Board;

– monitoring company performance; and

– putting in place effective external disclosure policies and procedures.

The core responsibility of members of the Joint Board is to exercise their business judgment in the best interests of the company and its shareholders. Members of the Joint Board must fulfil their fiduciary duties to shareholders by complying with all applicable laws and regulations. Directors also take into consideration the interests of other stakeholders in the company, including employees, customers, creditors and others with a legitimate interest in the company's affairs.

## BOARD MEETINGS

The Joint Board generally meets at least five times per year and whenever the Chairman of the Joint Board or two or more of its members have requested a meeting. Joint Board meetings are generally held at the company's offices in The Netherlands, but may, in exceptional circumstances, be held elsewhere. The number of Joint Board and Committee meetings each director has attended is set out on page 45 of this annual report.

The Joint Board has an annual program of visiting our facilities and spending time with line management and customers to assist directors to better understand our businesses and the markets in which we operate.

## DIRECTORS

**Qualifications**

Our directors have qualifications, experience and expertise which assist the Joint Board in fulfilling its responsibilities, and assist the company to achieve future growth. The skills, experience and relevant expertise of our directors, and their terms of appointment, are summarised on pages 26-28 of this annual report and also appear in the Investor Relations area of our website (www.jameshardie.com).

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, board and committee meetings.

**Independence**

The Joint Board requires a majority of members, and the Chairman, of the Joint Board and each Board Committee to be independent unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body.

All directors are expected to bring their independent views and judgment to the Joint Board and must declare any potential or actual conflicts of interest.

The Joint Board has considered the issue of the independence of our non-executive directors and determined that each of them is independent, in accordance with the rules and regulations of the applicable exchange or regulatory body.

The Joint Board has not set materiality thresholds and considers all relationships on a case-by-case basis, considering the accounting standards' approach to materiality. The Joint Board may determine, on a case-by-case basis, that a director is independent even if there is a material relationship with the company or another party. This may occur if that relationship is not considered by the Joint Board to influence, or be perceived to influence, the director's decisions in relation to the company.

Directors' relevant interests are disclosed in the Remuneration Report within the Directors' Report on page 65 of this annual report and are not considered to detract from their independence.

**Chairman**

The Joint Board and the Supervisory Board appoint one of their members as the Chairman. The Chairman must be an independent, non-executive director.

The Chairman:

– provides leadership to the Supervisory and Joint Boards;

– facilitates Supervisory and Joint Board discussion; and

– monitors the performance of the company's Boards and committees.

The Chairman of the Joint Board may not be the Chairman of a standing Board Committee. The Chairman of the Joint Board also may not be the CEO, other than in exceptional circumstances and/or for a short period of time.

The Joint Board and the Supervisory Board are currently chaired by Mr DeFosset. The company also has a Deputy Chairman, appointed by the Chairman. The role of Deputy Chairman is currently filled by Mr McGauchie.

### Director Evaluation and Re-election
The Joint Board does not believe that directors should expect to be automatically nominated for re-election at the end of their three-year term. Instead, nomination for re-election is based on a director's individual performance and our needs.

The Nominating and Governance Committee reviews annually the results of a self-assessment by the Supervisory Board and each Board Committee and makes recommendations to the Joint Board.

### Director Orientation
We have an orientation program for new directors. Our Managing Board is responsible for providing information for the orientation for new directors and for periodically providing materials or briefing papers to the Joint Board on matters as requested or appropriate for directors to fulfil their duties.

### Remuneration
A detailed description of the company's remuneration policies for directors and executives, and the link to performance, is set out in the Remuneration Report within the Directors' Report on pages 48–66 of this annual report.

### Indemnification
Our Articles of Association generally provide that we will indemnify any person who is (or keep indemnified any person who was) a member of our Managing, Supervisory or Joint Boards or one of our employees, officers or agents, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in performing their duties to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

The company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to members of the Managing, Joint and Supervisory Boards and senior executives who are officers or directors of the company or its subsidiaries. The indemnity provided is consistent with the Articles of Association and relevant laws.

### Management Succession
The Supervisory Board, together with the Nominating and Governance Committee, has developed, and periodically revises, management succession plans, policies and procedures for our CEO and other senior officers, whether such succession occurs as a result of a promotion, termination, resignation, retirement or an emergency.

## SUPERVISORY BOARD COMMITTEES
Our Supervisory Board has three standing committees: the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The complete Charters for each standing committee are available from the Investor Relations area of our website (www.jameshardie.com).

Members of these Board Committees have the authority to retain such outside counsel, experts, and other advisors as they determine appropriate to assist them in the full performance of their functions.

The Supervisory Board may also form ad hoc committees from time to time. Over the course of the last year, a Special Matter Committee was formed to guide the company's response to the proceedings brought by ASIC.

### Audit Committee
The key aspects of the terms of reference in our Audit Committee Charter are set out in this report.

The Audit Committee oversees the adequacy and effectiveness of the company's accounting and financial policies and controls.

As determined by the Supervisory Board, all members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member must have accounting or related financial management expertise. In addition, at least one member of the Audit Committee shall be an "audit committee financial expert" as determined by the Supervisory Board in accordance with the SEC rules. These may be the same person. The Supervisory Board has determined that Messrs Anderson and Loudon are "audit committee financial experts".

Currently, the members of the Audit Committee are Messrs Anderson (Chairman), Loudon and Hammes. Each of these members is independent and a non-executive.

Under the NYSE listing standards that apply to US companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company's board must determine that such simultaneous service would not impair the ability of this member to effectively serve on the listed company's audit committee. Mr Anderson serves on the audit committees of three public companies in addition to our Audit Committee. The Joint Board has determined that such simultaneous service does not impair his ability to effectively serve on our Audit Committee.

The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling its responsibilities and:

- Oversees the company's financial reporting process and reports on the results of its activities to the Supervisory Board;

- Reviews with management and the External Auditor the company's annual and quarterly financial statements and reports to shareholders;

- Reviews the company's policies and procedures with respect to risk management;

- General oversight of the appointment and provision of all external audit services to the company and the company's internal audit function;

- Reviews the adequacy and effectiveness of the company's internal compliance and control procedures; and

- Establishes procedures for complaints regarding accounting, internal accounting controls and auditing matters.

## Conflicts of Interest
The Audit Committee oversees the company's compliance programs with respect to legal and regulatory requirements and the company's Code of Business Conduct and Ethics, including reviewing related party transactions and other conflict of interest issues as they may arise.

## Reporting
In addition to providing the Supervisory Board with a report and minutes of each of its meetings, the Audit Committee will inform the Supervisory Board of any general issues that arise with respect to the quality or integrity of the company's financial statements, the company's compliance with legal or regulatory requirements, the performance and independence of the External Auditor, or the performance of the internal audit function.

## Risk Management Sub-Committee
In November 2006, the Risk Management Sub-Committee ceased to be a committee containing Supervisory Board directors and became a management committee. It was felt that a management committee could advise and assist the Audit Committee to fulfil its responsibilities relating to the company's risk management and assessment and that an additional Sub-committee was not necessary.

## Nominating and Governance Committee
The Nominating and Governance Committee is responsible for:

- identifying individuals qualified to become members of the Managing Board or Supervisory Board;

- recommending to the Supervisory Board candidates for the Managing Board or Supervisory Board (to be appointed by shareholders);

- recommending to the Supervisory Board a set of corporate governance principles; and

- performing a leadership role in shaping the company's corporate governance policies.

The current members of the Nominating and Governance Committee are Messrs McGauchie (Chairman), van der Meer and Barr.

## Remuneration Committee
The Remuneration Committee is responsible for the remuneration policy that governs remuneration of the company's senior executives and non-executive directors and further advises the Supervisory Board on the company's remuneration practices.

Members of the Remuneration Committee must qualify as "non-employee directors" for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and "outside directors" for the purposes of Section 162(m) of the US Internal Revenue Code 1986, as amended.

Further details on the role of the Remuneration Committee are disclosed in the Remuneration Report within the Directors' Report on page 49 of this annual report.

The current members of the Remuneration Committee are Messrs Barr (Chairman), Loudon and McGauchie.

## Special Matter Committee
Immediately upon the commencement of proceedings by ASIC (ASIC Proceedings) in February 2007, the Supervisory Board established a Special Matter Committee (SMC) comprising all Supervisory Board directors other than Ms Hellicar and Messrs Brown and Gillfillan to consider the corporate governance implications of the ASIC Proceedings for the company and to deal with the conduct of the ASIC Proceedings. The SMC made immediate recommendations in relation to the composition of the Audit Committee, and moved to address other issues facing the company in light of the commencement of the ASIC Proceedings.

Following the resignations of Ms Hellicar and Messrs Brown and Gillfillan as directors of the company, the SMC now comprises all directors and its composition will be reviewed from time to time, ensuring that the SMC, the Joint and the Supervisory Boards have sufficient oversight of JHI NV's involvement in the ASIC Proceedings.

## Certifying Financial Reports
Under SEC rules, our principal executive officer and principal financial officer are required to provide certain certifications with respect to our financial statements, disclosure controls and procedures and internal controls over financial reporting, including the following certifications:

- our financial statements, and other financial information included in the annual report on Form 20-F that we file with the SEC, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented in such annual report;

- they have designed James Hardie's disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which such report is being prepared;

- they have designed James Hardie's internal control over financial reporting, or caused such internal control over financial reporting to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

– they have evaluated the effectiveness of James Hardie's disclosure controls and procedures and presented in such report their conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by such report based on such evaluation;

– they have disclosed in such report any change in James Hardie's internal control over financial reporting that occurred during the period covered by such annual report that has materially affected, or is reasonably likely to materially affect, James Hardie's internal control over financial reporting; and

– based on their most recent evaluation of James Hardie's internal control over financial reporting, they have presented to our auditors and the audit committee:

(i) All significant deficiencies and material weaknesses in the design or operation of our internal control over financial reporting which are reasonably likely to adversely affect James Hardie's ability to record, process, summarize and report financial information; and

(ii) Any fraud, whether or not material, that involves management or other employees who have a significant role in James Hardie's internal control over financial reporting.

Under SEC rules we are also required to provide a management's annual report on internal control over financial reporting that is accompanied by a separate auditor's attestation report on management's assessment in the annual report on Form 20-F that we file with the SEC for our fiscal year ended 31 March 2007.

In addition, the CEO/CFO provide a signoff on the financial statements that complies with the ASX Corporate Governance Council Recommendations.

## MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the US Securities Exchange Act 1934. Management evaluated the effectiveness of the company's internal control over financial reporting based on criteria established in the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organisations of the Treadway Commission. Based on this evaluation, the management has concluded that James Hardie's internal control over financial reporting was effective as of 31 March 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of the company's internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The assessment of the company's management of the effectiveness of the its internal control over financial

reporting as of 31 March 2007 has been audited by PricewaterhouseCoopers LLP, the company's independent registered public accounting firm, as stated in their report appearing on page 76 of this annual report.

## POLICIES AND PROGRAMS

In addition to the Corporate Governance Principles, we have a number of policies and programs that address key aspects of our corporate governance. Our key policies and programs cover:

– Risk Management;

– Business Conduct and Ethics;

– Ethics Hotline (Whistleblower);

– Continuous Disclosure and Market Communication; and

– Insider Trading.

Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).

**Risk Management**
The Managing, Supervisory and Joint Boards, together with the Audit Committee, are responsible for ensuring that:

– our risk management systems are effective;

– the principal strategic, operational and financial risks are identified;

– effective systems are in place to monitor and manage risks; and

– reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

In addition to maintaining appropriate insurance and other risk management measures, the company has addressed identified risks by:

– establishing policies and procedures in relation to treasury operations, including the use of financial derivatives;

– issuing and revising standards and procedures in relation to environmental and health and safety matters;

– implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and Intellectual Property protection; and

– issuing procedures requiring that significant capital and recurring expenditure is approved at the appropriate levels.

The internal and external audit functions are involved in risk assessment and the management and measurement of the effectiveness of the company's risk management systems. The internal and external audit functions are separate from and independent of each other.

We regularly review the need for additional disclosure of our risk management systems including those related to our internal compliance and control systems.

Despite the steps outlined above, our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls' effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Our analysis of our internal risk management and control systems for purposes of the Dutch Code is different from the report that we are required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires, among other things, that companies include a management annual report on a company's internal control over financial reporting that is accompanied by a separate auditor's attestation report on management's assessment.

James Hardie will include a Section 404 report in our annual report on Form 20-F for the fiscal year ending 31 March 2007.

## Business Conduct and Ethics

We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour.

We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie's activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our directors and employees. The Code covers many aspects of company policy that govern compliance with legal and other responsibilities to stakeholders.

Our Code of Business Conduct and Ethics also provides employees with instructions about whom they should contact if they have information or questions regarding violations of the policy. James Hardie has a telephone Ethics Hotlines to allow employees in each jurisdiction in which we operate to anonymously report any concerns.

## Continuous Disclosure and Market Communication

We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and The Netherlands (AFM).

*Disclosure*
We have a Continuous Disclosure and Market Communication Policy which is designed to ensure that investors can easily understand James Hardie's strategies, assess the quality of its management, and examine its financial position and the strength of its growth prospects.

The policy is also designed to ensure that James Hardie satisfies its legal obligations on disclosure to the ASX and under the Australian Corporations Act (2001) as well as its obligations in the United States where the company is traded on the NYSE, and in The Netherlands.

*Communication*
We are committed to communicating effectively with our investors. Our investor relations program includes:

– management briefings and presentations to accompany quarterly results, which are accessible via a live webcast and teleconference;

– audio webcasts of other management briefings and webcasts of the shareholder information meeting;

– a comprehensive Investor Relations website that displays all company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and road show presentations;

– United States and Australian site visits and briefings on strategy for investment analysts;

– an e-mail alert service to advise investors and other interested parties of announcements and other events; and

– equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the company, on a reasonable basis.

## Shareholders' Participation
*Information Meeting*
While the company's Annual General Meeting takes place in The Netherlands, we conduct a yearly Information Meeting in Australia to enable CUFS holders to attend a meeting to review items of business and other matters that will be considered and voted on at the subsequent General Meeting in The Netherlands.

We distribute with the Notice of Meeting a question form which holders can use to submit questions in advance of the Information Meeting. Holders can also ask questions relevant to the business of the meeting during the Information Meeting.

For those holders unable to attend, the Information Meeting is broadcast live over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast remains on the company's website so it can be replayed later if required.

The External Auditor attends the Annual Information Meeting by telephone.

**(continued)**

### General Meeting

Each shareholder, person entitled to vote and CUFS holder (but not an ADR holder) has the right to:

– attend the General Meeting either in person or by proxy;

– to address shareholder meetings; and

– in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of our Articles of Association.

While ADR holders cannot vote directly, ADR holders can direct the voting of their underlying shares through the ADR depository.

### Insider Trading

Directors and senior executives are subject to our Insider Trading Policy and rules.

Directors and senior executives may only buy or sell within four weeks beginning two days after the announcement of quarterly or full year results, provided they:

– give prior notice to the designated compliance officer, currently our General Counsel;

– do not deal in securities for Short Swing Profit (where a profit is realised, or expected to be realised from trading within any period of less than six months); and

– do not deal in securities as part of Hedging Transactions, (dealing in call or put options that limit the economic risk of company securities).

The Managing Board recognises that it is the individual responsibility of each director and employee of James Hardie to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction.

## COMPLIANCE WITH THE DUTCH CORPORATE GOVERNANCE CODE

James Hardie's corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board and they are accountable for this to shareholders at the General Meeting. The Supervisory Board will submit each substantial change in the existing corporate governance structure of the company and the compliance with the Dutch Code to the General Meeting for discussion.

Not applying a specific best practice provision is not in itself considered objectionable by the Dutch Code, and may well be justified because of particular circumstances relevant to James Hardie. As will be clear from the preceding description of our governance arrangements, James Hardie complies with almost all of the principles and best practice provisions of the Dutch Code. In accordance with the requirements of the Dutch Code, we describe below instances where James Hardie does not (yet) fully comply with the letter of a principle or best practice provision in the Dutch Code. To the extent we do not apply such principles and best practice provisions, or do not intend to apply these in the current or the subsequent financial year, we explain why.

### Managing Board

Under Best Practice Provision II.1.1 of the Dutch Code, a member of the Managing Board shall be appointed for a maximum term of four years. On the basis of article 14.2 of James Hardie's Articles of Association, a member of the Managing Board will be appointed for a maximum term of three years, except for the CEO. At our 2005 Annual General Meeting, Mr Gries was appointed by our shareholders for a term to coincide with his tenure as CEO. We believe that not setting a limitation for the appointment of our CEO is conducive to the continuity of management performance and succession planning.

Best Practice Provision II.2.5 provides that neither the exercise price nor the other conditions regarding options granted to members of the Managing Board be modified during the term of the options, except as prompted by structural changes relating to shares or the company in accordance with established market practice. James Hardie may modify the term of the options as specified in the LTIP or employment agreement with a member of the Managing Board upon the departure of the employee. Currently no such terms have been modified, nor do we have the intention to do so in the near future.

Best Practice Provision II.2.7 provides that a severance payment to a member of the Managing Board shall not exceed one time the amount of the fixed salary. In contracts with members of the Managing Board, the severance payments are agreed upon on an individual basis, taking into account home country practice and the member of the Managing Board's specific situation, provided that a severance payment can not exceed the limits set out in the Australian Corporations Act (2001) unless approved by shareholders at a General Meeting. Consistent with Mr Gries' prior employment agreement when he acted as the company's Chief Operating Officer, Mr Gries' current contract specifies that in the event of a termination without cause or for good reason he will receive 1.5 times his annual base salary and 1.5 times his average annual bonus in addition to a two year consulting contract, as long as he maintains the company's non-compete and confidentiality agreements.

Best Practice Provision III.7.1 provides that members of the Supervisory Board shall not be granted shares by way of remuneration. Although our members of the Supervisory Board are not granted shares by way of remuneration, they are obliged on the basis of the James Hardie Supervisory Board Share Plan approved by shareholders at the 2006 General Meeting, to accumulate a minimum of three times their annual cash remuneration in share ownership (either personally or through a personal superannuation or pension plan) within the six year period from the date of their appointment as a director. We believe this practice is to the benefit of the company and is common practice in Australia. We intend to continue, and indeed enhance, this practice.

## Risk Management and Control

James Hardie's control framework is described on pages 72–73. This incorporates risk management, internal control procedures and disclosure controls and procedures. Our procedures cover financial, operational, social, strategic and environmental risks and regulatory matters. On page 73 of this annual report we have identified certain specific risks that are areas of focus in fiscal year 2008. James Hardie has designed its internal risk management and control systems to provide reasonable (not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Best Practice Provision II.1.4 requires our Board to make a statement on our internal risk management and control systems. The Board believes, having assessed our internal risk management and control systems, that:

– the risk management and control systems provide reasonable assurance that this annual report does not contain any material inaccuracies; and

– no material failings in the risk management and control systems were discovered in our fiscal year 2007.

This statement is not a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act. The statements we are required to make with respect to Section 404 of the US Sarbanes-Oxley Act pursuant to the SEC rules will be contained in the Certifications we file with the SEC along with our annual report Form 20-F in our management's annual report on internal control over financial reporting which will be included in our annual report on Form 20-F for the fiscal year ending 31 March 2007 (see "Certifying Financial Reports").

## Conflict of Interest

Best Practice Provision III.6, which states that decisions to enter into transactions in which there are conflicts of interests with members of the Supervisory Board that are of material significance to the company require approval of the Supervisory Board, has been complied with, in the cases of the decisions to enter into the Amended FFA and with regard to decisions relating to dealings with ASIC.

## Anti-takeover Constructions and Control Over the Company

The company is not formally subject to the takeover laws that apply to listed companies incorporated in Australia or in The Netherlands. Article 49 of our Articles of Association has been incorporated to provide shareholders with similar protections in the event of a potential change of control to those provided to shareholders in Australian listed companies under the Australian Corporations Act. The purpose of this article 49 is to ensure that:

– the acquisition of control over CUFS or shares takes place in an efficient, competitive and informed market;

– each shareholder and CUFS holder and as well as the Managing Board, Joint Board and Supervisory Board:

   i.  know the identity of any person who proposes to acquire a substantial interest in the company;

   ii.  are given reasonable time to consider a proposal to acquire a substantial interest in the company; and

   iii.  are given enough information to assess the merits of a proposal to acquire a substantial interest in the company; and

– as far as practicable, the shareholders and CUFS holders all have a reasonable and equal opportunity to participate in any benefits accruing though a proposal to acquire a substantial interest in the company.

Article 47.7 of our Articles of Association permits the company to take actions against any shareholder who is in breach of article 49 of the Articles of Association including ordering the shareholder to divest all or part of their shares held in breach of Article 49 of the Articles of Association; to disregard the exercise by a shareholder of all or part of the voting rights attached to their shares if the right to vote is held in breach of Article 49 of the Articles of Association; or suspend such shareholder from the right to receive all or part of the dividends or other distributions arising from the shares.

Article 49.9 of the Articles of Association permits the company to take the actions specified in article 49.7 after receiving advice from a senior Australian legal practitioner that a breach of the articles of association has occurred. Article 49.10 of the Articles of Association permits the company to take such action on a temporary basis of up to 21 days prior to obtaining advice from a senior Australian legal practitioner.

## Updated Information

We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com). Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance systems.

To the Board of Directors and Shareholders of James Hardie Industries NV:

We have completed an integrated audit of James Hardie Industries NV's 2007 consolidated financial statements and of its internal control over financial reporting as of 31 March 2007 and audits of its 2006 and 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

## CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of James Hardie Industries NV and its subsidiaries at 31 March 2007 and 31 March 2006, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation and defined benefit pension plans.

## INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in Management's Annual Report on Internal Control Over Financial Reporting appearing on page 72 of this annual report, that the Company maintained effective internal control over financial reporting as of 31 March 2007 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Los Angeles, California
28 June 2007

# James Hardie Industries NV and Subsidiaries

| ASSETS | Notes | (Millions of US dollars) 31 March 2007 | 2006 | (Millions of Australian dollars) 31 March 2007 | 2006 |
|---|---|---|---|---|---|
| | | | | (Unaudited) | (Unaudited) |
| **Current assets:** | | | | | |
| Cash and cash equivalents | 3 | $ 34.1 | $ 315.1 | A$ 42.3 | A$ 440.4 |
| Restricted cash and cash equivalents | 4 | 151.9 | – | 188.3 | – |
| Accounts and notes receivable, net of allowance for doubtful accounts of $1.5 million (A$1.9 million) and $1.3 million (A$1.8 million) as of 31 March 2007 and 31 March 2006, respectively | 5 | 163.4 | 153.2 | 202.5 | 214.1 |
| Inventories | 6 | 147.6 | 124.0 | 183.0 | 173.3 |
| Prepaid expenses and other current assets | | 32.4 | 33.8 | 40.2 | 47.2 |
| Insurance receivable – Asbestos | 12 | 9.4 | – | 11.7 | – |
| Workers' compensation – Asbestos | 12 | 2.7 | – | 3.3 | – |
| Deferred income taxes | 13 | 27.3 | 30.7 | 33.8 | 42.9 |
| Deferred income taxes – Asbestos | 12 | 7.8 | – | 9.7 | – |
| **Total current assets** | | 576.6 | 656.8 | 714.8 | 917.9 |
| Property, plant and equipment, net | 7 | 827.7 | 775.6 | 1,025.9 | 1,083.9 |
| Insurance receivable – Asbestos | 12 | 165.1 | – | 204.6 | – |
| Workers' compensation – Asbestos | 12 | 76.5 | – | 94.8 | – |
| Deferred income taxes | 13 | 6.9 | 4.8 | 8.6 | 6.7 |
| Deferred income taxes – Asbestos | 12 | 318.2 | – | 394.4 | – |
| Deposit with Australian Taxation Office | 14 | 154.8 | – | 191.9 | – |
| Other assets | | 2.3 | 8.2 | 2.9 | 11.5 |
| **Total assets** | | $ 2,128.1 | $ 1,445.4 | A$ 2,637.9 | A$ 2,020.0 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | Notes | 2007 | 2006 | 2007 | 2006 |
|---|---|---|---|---|---|
| **Current liabilities:** | | | | | |
| Accounts payable and accrued liabilities | 8 | $ 100.8 | $ 117.8 | A$ 124.9 | A$ 164.6 |
| Short-term debt | 9 | 83.0 | 181.0 | 102.9 | 252.9 |
| Current portion of long-term debt | 9 | – | 121.7 | – | 170.1 |
| Accrued payroll and employee benefits | | 42.0 | 46.3 | 52.1 | 64.7 |
| Accrued product warranties | 11 | 5.7 | 11.4 | 7.1 | 15.9 |
| Income taxes payable | 13 | 10.6 | 24.5 | 13.1 | 34.2 |
| Asbestos liability | 12 | 63.5 | – | 78.7 | – |
| Workers' compensation – Asbestos | 12 | 2.7 | – | 3.3 | – |
| Other liabilities | | 9.3 | 3.3 | 11.5 | 4.6 |
| **Total current liabilities** | | 317.6 | 506.0 | 393.6 | 707.0 |
| Long-term debt | 9 | 105.0 | – | 130.1 | – |
| Deferred income taxes | 13 | 93.8 | 79.8 | 116.3 | 111.5 |
| Accrued product warranties | 11 | 9.5 | 4.1 | 11.8 | 5.7 |
| Asbestos liability | 12 | 1,225.8 | 715.6 | 1,519.4 | 1,000.0 |
| Workers' compensation – Asbestos | 12 | 76.5 | – | 94.8 | – |
| Other liabilities | 10 | 41.2 | 45.0 | 51.1 | 62.9 |
| **Total liabilities** | | 1,869.4 | 1,350.5 | A$ 2,317.1 | A$ 1,887.1 |

Commitments and contingencies (Note 12)

| | Notes | 2007 | 2006 | | |
|---|---|---|---|---|---|
| **Shareholders' equity:** | | | | | |
| Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 467,295,391 shares issued and outstanding at 31 March 2007 and 463,306,511 shares issued and outstanding at 31 March 2006 | 15 | 251.8 | 253.2 | | |
| Additional paid-in capital | 15 | 180.2 | 158.4 | | |
| Accumulated deficit | | (178.7) | (288.3) | | |
| Accumulated other comprehensive income (loss) | 19 | 5.4 | (28.4) | | |
| Total shareholders' equity | | 258.7 | 94.9 | | |
| **Total liabilities and shareholders' equity** | | $ 2,128.1 | $ 1,445.4 | | |

The accompanying notes are an integral part of these consolidated financial statements.

# James Hardie Industries NV and Subsidiaries
## (US$)

| (Millions of US dollars, except per share data) | Notes | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| | | | Years Ended 31 March | |
| Net sales | 18 | $ 1,542.9 | $ 1,488.5 | $ 1,210.4 |
| Cost of goods sold | | (969.9) | (937.7) | (784.0) |
| Gross profit | | 573.0 | 550.8 | 426.4 |
| | | | | |
| Selling, general and administrative expenses | | (214.6) | (209.8) | (174.5) |
| Research and development expenses | | (25.9) | (28.7) | (21.6) |
| SCI and other related expenses | 12 | (13.6) | (17.4) | (28.1) |
| Impairment of roofing plant | | – | (13.4) | – |
| Asbestos adjustments | 12 | (405.5) | (715.6) | – |
| Other operating expense | | – | (0.8) | (6.0) |
| Operating (loss) income | | (86.6) | (434.9) | 196.2 |
| | | | | |
| Interest expense | | (12.0) | (7.2) | (7.3) |
| Interest income | | 5.5 | 7.0 | 2.2 |
| Other expense | | – | – | (1.3) |
| (Loss) income from continuing operations before income taxes | 18 | (93.1) | (435.1) | 189.8 |
| | | | | |
| Income tax benefit (expense) | 13 | 243.9 | (71.6) | (61.9) |
| Income (loss) from continuing operations | | 150.8 | (506.7) | 127.9 |
| | | | | |
| Discontinued operations: | | | | |
| Loss from discontinued operations, net of income tax benefit | | | | |
| of nil, nil and $0.2 million, respectively | 15 | – | – | (0.3) |
| Loss on disposal of discontinued operations | | – | – | (0.7) |
| Loss from discontinued operations | | – | – | (1.0) |
| | | | | |
| Income (loss) before cumulative effect | | | | |
| of change in accounting principle | | 150.8 | (506.7) | 126.9 |
| Cumulative effect of change in accounting principle | | | | |
| for stock-based compensation, net of income tax | | | | |
| expense of $0.4 million, nil and nil, respectively | | 0.9 | – | – |
| Net income (loss) | | $ 151.7 | $ (506.7) | $ 126.9 |
| | | | | |
| Net income (loss) per share – basic | | $ 0.33 | $ (1.10) | $ 0.28 |
| Net income (loss) per share – diluted | | $ 0.33 | $ (1.10) | $ 0.28 |
| | | | | |
| Weighted average common shares outstanding (Millions): | | | | |
| Basic | 2 | 464.6 | 461.7 | 458.9 |
| Diluted | 2 | 466.4 | 461.7 | 461.0 |

The accompanying notes are an integral part of these consolidated financial statements.

# James Hardie Industries NV and Subsidiaries
# (A$ Unaudited)

|  | Years Ended 31 March | | |
|---|---|---|---|
| (Millions of Australian dollars, except per share data) | 2007 | 2006 | 2005 |
| Net sales | A$ 2,016.0 | A$ 1,977.5 | A$ 1,636.3 |
| Cost of goods sold | (1,267.3) | (1,245.7) | (1,059.9) |
| Gross profit | 748.7 | 731.8 | 576.4 |
| | | | |
| Selling, general and administrative expenses | (280.4) | (278.7) | (235.9) |
| Research and development expenses | (33.8) | (38.1) | (29.2) |
| SCI and other related expenses | (17.8) | (23.1) | (38.0) |
| Impairment of roofing plant | – | (17.8) | – |
| Asbestos adjustments | (529.8) | (1,000.0) | – |
| Other operating expense | – | (1.1) | (8.1) |
| Operating (loss) income | (113.1) | (627.0) | 265.2 |
| | | | |
| Interest expense | (15.7) | (9.6) | (9.9) |
| Interest income | 7.2 | 9.3 | 3.0 |
| Other expense | – | – | (1.8) |
| (Loss) income from continuing operations before income taxes | (121.6) | (627.3) | 256.5 |
| | | | |
| Income tax benefit (expense) | 318.7 | (95.1) | (83.7) |
| Income (loss) from continuing operations | 197.1 | (722.4) | 172.8 |
| | | | |
| Discontinued operations: | | | |
| Loss from discontinued operations, net of income tax benefit | | | |
| of nil, nil and A$0.3 million, respectively | – | – | (0.4) |
| Loss on disposal of discontinued operations | – | – | (0.9) |
| Loss from discontinued operations | – | – | (1.3) |
| | | | |
| Income (loss) before cumulative effect of | | | |
| change in accounting principle | 197.1 | (722.4) | 171.5 |
| Cumulative effect of change in accounting principle | | | |
| for stock-based compensation, net of income tax | | | |
| expense of A$0.5 million, nil and nil, respectively | 1.2 | – | – |
| Net income (loss) | A$ 198.3 | A$ (722.4) | A$ 171.5 |
| | | | |
| Net income (loss) per share – basic | A$ 0.43 | A$ (1.56) | A$ 0.38 |
| Net income (loss) per share – diluted | A$ 0.43 | A$ (1.56) | A$ 0.37 |
| | | | |
| Weighted average common shares outstanding (Millions): | | | |
| Basic | 464.6 | 461.7 | 458.9 |
| Diluted | 466.4 | 461.7 | 461.0 |

The accompanying notes are an integral part of these consolidated financial statements.

# James Hardie Industries NV and Subsidiaries
## (US$)

| (Millions of US dollars, except per share data) | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income (loss) | $ 151.7 | $ (506.7) | $ 126.9 |
| Adjustments to reconcile net income (loss) to net cash | | | |
| (used in) provided by operating activities: | | | |
| Loss on sale of land and buildings | – | – | 0.7 |
| Loss on disposal of subsidiaries and businesses | – | – | 2.1 |
| Depreciation and amortisation | 50.7 | 45.3 | 36.3 |
| Deferred income taxes | (310.4) | 4.3 | 11.1 |
| Prepaid pension cost | (0.4) | 2.9 | 7.6 |
| Tax benefit from stock options exercised | – | 2.2 | 0.4 |
| Stock-based compensation | 4.5 | 5.9 | 3.0 |
| Asbestos adjustments | 405.5 | 715.6 | – |
| Impairment of roofing plant | – | 13.4 | – |
| Cumulative effect of change in accounting principle | (0.9) | – | – |
| Deposit with Australian Taxation Office | (154.8) | – | – |
| Other | 1.3 | 1.7 | – |
| Changes in operating assets and liabilities: | | | |
| Restricted cash and cash equivalents | (151.9) | – | – |
| Accounts and notes receivable | (4.8) | (24.0) | (3.7) |
| Inventories | (19.5) | (26.6) | 4.3 |
| Prepaid expenses and other current assets | (0.1) | (24.8) | 32.6 |
| Accounts payable and accrued liabilities | (18.4) | 24.4 | 15.0 |
| Other accrued liabilities and other liabilities | (19.6) | 7.0 | (16.5) |
| **Net cash (used in) provided by operating activities** | (67.1) | 240.6 | 219.8 |
| | | | |
| **Cash flows from investing activities** | | | |
| Purchases of property, plant and equipment | (92.6) | (162.0) | (153.2) |
| Proceeds from sale of property, plant and equipment | – | – | 3.4 |
| Proceeds from disposal of subsidiaries and businesses, net of cash divested | – | 8.0 | – |
| **Net cash used in investing activities** | (92.6) | (154.0) | (149.8) |
| | | | |
| **Cash flows from financing activities** | | | |
| Net proceeds from line of credit | – | – | 0.5 |
| Proceeds from short-term borrowings | – | 181.0 | – |
| Repayments of short-term borrowings | (98.0) | – | – |
| Proceeds from long-term borrowings | 105.0 | – | – |
| Repayments of long-term borrowings | (121.7) | (37.6) | (17.6) |
| Proceeds from issuance of shares | 18.5 | 18.7 | 2.6 |
| Tax benefit from stock options exercised | 1.8 | – | – |
| Dividends paid | (42.1) | (45.9) | (13.7) |
| Collections on loans receivable | 0.1 | 0.3 | 0.6 |
| **Net cash (used in) provided by financing activities** | (136.4) | 116.5 | (27.6) |
| | | | |
| Effects of exchange rate changes on cash | 15.1 | (1.5) | (1.2) |
| Net (decrease) increase in cash and cash equivalents | (281.0) | 201.6 | 41.2 |
| Cash and cash equivalents at beginning of period | 315.1 | 113.5 | 72.3 |
| **Cash and cash equivalents at end of period** | $ 34.1 | $ 315.1 | $ 113.5 |
| | | | |
| **Components of cash and cash equivalents** | | | |
| Cash at bank and on hand | 26.1 | 24.9 | 28.6 |
| Short-term deposits | 8.0 | 290.2 | 84.9 |
| **Cash and cash equivalents at end of period** | $ 34.1 | $ 315.1 | $ 113.5 |
| | | | |
| **Supplemental disclosure of cash flow activities** | | | |
| Cash paid during the year for interest, net of amounts capitalised | $ 3.9 | $ 3.5 | $ 10.7 |
| Cash paid during the year for income taxes, net | $ 80.8 | $ 93.4 | $ 15.7 |

*Years Ended 31 March*

The accompanying notes are an integral part of these consolidated financial statements.

# James Hardie Industries NV and Subsidiaries
## (A$ Unaudited)

|  | | | Years Ended 31 March | | |
|---|---|---|---|---|---|
| (Millions of Australian dollars, except per share data) | | 2007 | | 2006 | 2005 |
| **Cash flows from operating activities** | | | | | |
| Net income (loss) | A$ | 198.3 | A$ | (722.4) | A$ | 171.5 |
| Adjustments to reconcile net income (loss) to net cash | | | | | |
| (used in) provided by operating activities: | | | | | |
| Loss on sale of land and buildings | | – | | – | 0.9 |
| Loss on disposal of subsidiaries and businesses | | – | | – | 2.8 |
| Depreciation and amortisation | | 66.2 | | 60.2 | 49.1 |
| Deferred income taxes | | (405.6) | | 5.7 | 15.0 |
| Prepaid pension cost | | (0.5) | | 3.9 | 10.3 |
| Tax benefit from stock options exercised | | – | | 2.9 | 0.5 |
| Stock-based compensation | | 5.9 | | 7.8 | 4.1 |
| Asbestos adjustments | | 529.8 | | 1,000.0 | – |
| Impairment of roofing plant | | – | | 17.8 | – |
| Cumulative effect of change in accounting principle | | (1.2) | | – | – |
| Deposit with Australian Taxation Office | | (202.3) | | – | – |
| Other | | 1.7 | | 2.3 | – |
| Changes in operating assets and liabilities: | | | | | |
| Restricted cash and cash equivalents | | (198.5) | | – | – |
| Accounts and notes receivable | | (6.3) | | (31.9) | (5.0) |
| Inventories | | (25.5) | | (35.3) | 5.8 |
| Prepaid expenses and other current assets | | (0.1) | | (32.9) | 44.1 |
| Accounts payable and accrued liabilities | | (24.0) | | 32.4 | 20.3 |
| Other accrued liabilities and other liabilities | | (25.6) | | 9.3 | (22.3) |
| **Net cash (used in) provided by operating activities** | | (87.7) | | 319.8 | 297.1 |
| | | | | | |
| **Cash flows from investing activities** | | | | | |
| Purchases of property, plant and equipment | | (121.0) | | (215.2) | (207.1) |
| Proceeds from sale of property, plant and equipment | | – | | – | 4.6 |
| Proceeds from disposal of subsidiaries and businesses, net of cash divested | | – | | 10.6 | – |
| **Net cash used in investing activities** | | (121.0) | | (204.6) | (202.5) |
| | | | | | |
| **Cash flows from financing activities** | | | | | |
| Net proceeds from line of credit | | – | | – | 0.7 |
| Proceeds from short-term borrowings | | – | | 240.5 | – |
| Repayments of short-term borrowings | | (128.0) | | – | – |
| Proceeds from long-term borrowings | | 137.2 | | – | – |
| Repayments of long-term borrowings | | (159.0) | | (50.0) | (23.8) |
| Proceeds from issuance of shares | | 24.2 | | 24.8 | 3.5 |
| Tax benefit from stock options exercised | | 2.4 | | – | – |
| Dividends paid | | (55.0) | | (61.0) | (18.5) |
| Collections on loans receivable | | 0.1 | | 0.3 | 0.8 |
| **Net cash (used in) provided by financing activities** | | (178.1) | | 154.6 | (37.3) |
| | | | | | |
| Effects of exchange rate changes on cash | | (11.3) | | 23.7 | (5.5) |
| Net (decrease) increase in cash and cash equivalents | | (398.1) | | 293.5 | 51.8 |
| Cash and cash equivalents at beginning of period | | 440.4 | | 146.9 | 95.1 |
| **Cash and cash equivalents at end of period** | A$ | 42.3 | A$ | 440.4 | A$ | 146.9 |
| | | | | | |
| **Components of cash and cash equivalents** | | | | | |
| Cash at bank and on hand | | 32.4 | | 34.8 | 37.0 |
| Short-term deposits | | 9.9 | | 405.6 | 109.9 |
| **Cash and cash equivalents at end of period** | A$ | 42.3 | A$ | 440.4 | A$ | 146.9 |
| | | | | | |
| **Supplemental disclosure of cash flow activities** | | | | | |
| Cash paid during the year for interest, net of amounts capitalised | A$ | 4.8 | A$ | 4.9 | A$ | 14.5 |
| Cash paid during the year for income taxes, net | A$ | 100.2 | A$ | 130.5 | A$ | 21.1 |

The accompanying notes are an integral part of these consolidated financial statements.

| (Millions of US dollars) | Common Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|
| **Balances as of 31 March 2004** | $ 245.2 | $ 132.7 | $ 151.1 | $ (24.3) | $ 504.7 |
| Comprehensive income: | | | | | |
| Net income | – | – | 126.9 | – | 126.9 |
| Other comprehensive income (loss): | | | | | |
| Amortisation of unrealised transition loss on derivative instruments | – | – | – | 1.1 | 1.1 |
| Foreign currency translation loss | – | – | – | (0.9) | (0.9) |
| Other comprehensive income | – | – | – | 0.2 | 0.2 |
| Total comprehensive income | | | | | 127.1 |
| Dividends paid | – | – | (13.7) | – | (13.7) |
| Stock-based compensation | – | 3.0 | – | – | 3.0 |
| Tax benefit from stock options exercised | – | 0.4 | – | – | 0.4 |
| Employee loans repaid | – | 0.6 | – | – | 0.6 |
| Stock options exercised | 0.6 | 2.0 | – | – | 2.6 |
| **Balances as of 31 March 2005** | $ 245.8 | $ 138.7 | $ 264.3 | $ (24.1) | $ 624.7 |
| Comprehensive loss: | | | | | |
| Net loss | – | – | (506.7) | – | (506.7) |
| Other comprehensive income (loss): | | | | | |
| Amortisation of unrealised transition loss on derivative instruments | – | – | – | 0.5 | 0.5 |
| Foreign currency translation loss | – | – | – | (4.8) | (4.8) |
| Other comprehensive loss | – | – | – | (4.3) | (4.3) |
| Total comprehensive loss | | | | | (511.0) |
| Dividends paid | – | – | (45.9) | – | (45.9) |
| Stock-based compensation | – | 5.9 | – | – | 5.9 |
| Tax benefit from stock options exercised | – | 2.2 | – | – | 2.2 |
| Employee loans repaid | – | 0.3 | – | – | 0.3 |
| Stock options exercised | 7.4 | 11.3 | – | – | 18.7 |
| **Balances as of 31 March 2006** | $ 253.2 | $ 158.4 | $ (288.3) | $ (28.4) | $ 94.9 |
| Comprehensive income: | | | | | |
| Net income | – | – | 151.7 | – | 151.7 |
| Unrecognised pension losses | – | – | – | (2.7) | (2.7) |
| Foreign currency translation gain | – | – | – | 36.5 | 36.5 |
| Other comprehensive income | – | – | – | 33.8 | 33.8 |
| Total comprehensive income | | | | | 185.5 |
| Dividends paid | – | – | (42.1) | – | (42.1) |
| Stock-based compensation | – | 4.5 | – | – | 4.5 |
| Tax benefit from stock options exercised | – | 1.8 | – | – | 1.8 |
| Employee loans repaid | – | 0.1 | – | – | 0.1 |
| Stock options exercised | 3.1 | 15.4 | – | – | 18.5 |
| Other | (4.5) | – | – | – | (4.5) |
| **Balances as of 31 March 2007** | $ 251.8 | $ 180.2 | $ (178.7) | $ 5.4 | $ 258.7 |

The accompanying notes are an integral part of these consolidated financial statements.

# 1. BACKGROUND AND BASIS OF PRESENTATION

## Nature of Operations
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines and Europe.

## Background
On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Previously deconsolidated entities have been consolidated at 31 March 2007 as part of the accounting for the asbestos liability. Upon approval of the restated and Amended FFA on 7 February 2007 the AICF was deemed a special purpose entity and, as such, it was consolidated with the results for JHI NV. See Note 2 and Note 12 for additional information.

## Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries and special interest entities, collectively referred to as either the "Company" or "James Hardie" and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the "James Hardie Group", unless the context indicates otherwise.

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company's shareholder base is Australian. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows:

| (US$1 = A$) | 31 March | | |
| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Assets and liabilities | 1.2395 | 1.3975 | 1.2946 |
| Statements of operations | 1.3066 | 1.3285 | 1.3519 |
| Cash flows – beginning cash | 1.3975 | 1.2946 | 1.3156 |
| Cash flows – ending cash | 1.2395 | 1.3975 | 1.2946 |
| Cash flows – current period movements | 1.3066 | 1.3285 | 1.3519 |

The Asbestos liability on the A$ unaudited consolidated statements of operations and A$ unaudited consolidated statements of cash flows is translated using the assets and liabilities rate at 31 March 2007 and 31 March 2006.

# 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

## Accounting Principles
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US dollar is used as the reporting currency. All subsidiaries and special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.

## Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

## Reclassifications
Certain prior year balances have been reclassified to conform with the current year presentation. The reclassifications do not materially impact shareholders' equity.

## Foreign Currency Translation
All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders' equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

## Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

## Restricted Cash and Cash Equivalents

Restricted cash includes amounts on deposit with insurance companies and cash on deposit for purposes of meeting claims from asbestos claimants.

## Accounts Receivable

The Company reviews trade receivables and estimates of the allowance for doubtful accounts each period. The allowance is determined by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

## Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analysing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory balances are written down, if necessary.

## Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

|  | Years |
| --- | --- |
| Buildings | 40 |
| Building improvements | 5 to 10 |
| Manufacturing machinery | 20 |
| General equipment | 5 to 10 |
| Computer equipment, software and software development | 3 to 7 |
| Office furniture and equipment | 3 to 10 |

The costs of additions and improvements are capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset's estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of operations.

## Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

## Environmental

Environmental remediation expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

## Revenue Recognition

The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

## Cost of Goods Sold

Cost of goods sold is primarily comprised of cost of materials, labour and manufacturing. Cost of goods sold also includes the cost of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and shipping and handling costs.

## Shipping and Handling

Shipping and handling costs are charged to cost of goods sold as incurred. Recovery of these costs is incorporated in the Company's sales price per unit and is therefore classified as part of net sales.

## Selling, General and Administrative

Selling, general and administrative expenses primarily include costs related to advertising, marketing, selling, information technology and other general corporate functions. Selling, general and administrative expenses also include certain transportation and logistics expenses associated with the Company's distribution network. Transportation and logistic costs were US$2.1 million, US$2.5 million and US$1.2 million for the years ended 31 March 2007, 2006 and 2005, respectively.

## Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$17.0 million, US$19.1 million and US$15.7 million during the years ended 31 March 2007, 2006 and 2005, respectively.

## Research and Development

Research and development costs are charged to expense when incurred.

## Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, including the historical relationship of warranty costs to sales.

## Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised.

## Financial Instruments

To meet the reporting requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are completed. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

## Stock-Based Compensation

The Company implemented the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", using the retroactive restatement method provided by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123". When SFAS No. 123 was adopted, the retroactive restatement method required the restatement of prior periods' reported net income to give effect to the fair value based method of accounting for awards granted, modified or settled in years beginning after 15 December 1994. In adopting this standard, the Company employed the modified prospective transition method.

SFAS No. 123R, "Share-Based Payments" requires that a company estimate forfeitures of stock options at the date of grant rather than allowing a company to account for forfeitures as they occur. At the time the Company adopted SFAS No. 123, it decided to account for forfeitures as they occurred, primarily due to the limited historical data to accurately estimate a forfeiture rate at the date of grant.

The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$5.8 million, US$5.9 million and US$3.0 million for the years ended 31 March 2007, 2006 and 2005, respectively. This excludes the forfeiture adjustment of US$1.3 million (US$0.9 million net of tax expense) recorded upon adoption of the standard as of 1 April 2006, which is separately disclosed as "Cumulative effect of change in accounting principle for stock-based compensation". The tax benefit related to the forfeiture adjustment was US$0.4 million for the year ended 31 March 2007.

The Company analysed forfeiture rates on all of the 2001 Stock Option Plan grants for which vesting was complete resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this calculated rate, a cumulative adjustment to stock-based compensation expense of US$1.3 million was recorded for the year ended 31 March 2007, upon adoption of SFAS No. 123R. The adjustment is presented on the consolidated statements of operations as a cumulative effect of change in accounting principle (net of income tax).

The portion of the cumulative adjustment that relates to USA-based employees caused a reduction in the deferred tax asset previously recorded. The amount of the cumulative adjustment related to USA-based employees was US$1.0 million. Therefore, the related USA income tax adjustment was US$0.4 million which was recorded to income tax expense.

**Employee Retirement Benefit Plans**

The Company implemented the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". The statement requires an employer to (a) recognise the funded status of a benefit plan in its statement of financial position, (b) recognise as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognised as components of net periodic benefit cost pursuant to SFAS No. 87, "Employers' Accounting for Pensions", or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", (c) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year end statement of financial position, and (d) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transitional asset or obligation. Adopting this standard resulted in the recognition of a loss of US$2.7 million net of a tax benefit of US$1.2 million which has been treated as other comprehensive income.

The Company sponsors both defined benefit and defined contribution retirement plans for its employees. Employer contributions to the defined contribution plans are recognised as periodic pension expense in the period that the employees' salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortisation of unrecognised prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortisation of any unrecognised net transition asset. If the amount of the Company's total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognises the difference either as a prepaid or accrued pension cost.

**Dividends**

Dividends are recorded as a liability on the date the Board of Directors formally declares the dividend.

**Earnings Per Share**

The Company is required to disclose basic and diluted earnings per share ("EPS"). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income (loss) per share are as follows:

| | Years Ended 31 March | | |
| --- | --- | --- | --- |
| (Millions of shares) | 2007 | 2006 | 2005 |
| Basic common shares outstanding | 464.6 | 461.7 | 458.9 |
| Dilutive effect of stock options | 1.8 | – | 2.1 |
| Diluted common shares outstanding | 466.4 | 461.7 | 461.0 |

| (US dollars) | 2007 | 2006 | 2005 |
| --- | --- | --- | --- |
| Net income (loss) per share – basic | $ 0.33 | $ (1.10) | $ 0.28 |
| Net income (loss) per share – diluted | $ 0.33 | $ (1.10) | $ 0.28 |

Potential common shares of 7.7 million, 6.6 million and 8.2 million for the years ended 31 March 2007, 2006 and 2005, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive. Due to the net loss for the year ended 31 March 2006, the assumed net exercise of stock options was excluded, as the effect would have been anti-dilutive.

**Accumulated Other Comprehensive Income (Loss)**

Accumulated other comprehensive income (loss) includes foreign currency translation and previously unrecognised pension costs, and is presented as a separate component of shareholders' equity.

**Accounting for the Asbestos Funding Agreement**

Prior to 31 March 2007, the Company's consolidated financial statements included an asbestos provision relating to its anticipated future payments to a SPF based on the terms of the original FFA entered into on 1 December 2005.

In February 2007, the Amended FFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injury claims against certain former James Hardie companies (being Amaca Pty Ltd ("Amaca"), Amaba Pty Ltd ("Amaba") and ABN 60 000 009 263 Pty Ltd ("ABN 60") (the "Former James Hardie Companies").

After the Amended FFA was approved, shares in Amaca and Amaba were transferred from the Medical Research and Compensation Foundation to the AICF. In addition, shares in ABN 60 were transferred from the ABN 60 Foundation to the AICF.

Although the Company has no legal ownership in the AICF, it has contractual and pecuniary interests in the AICF as a result of funding arrangements outlined in the Amended FFA. The Amended FFA results in James Hardie 117 Pty Ltd (formerly LGTDD Pty Ltd) (the "Performing Subsidiary") having a contractual liability to pay the initial funding and ongoing annual payments to the AICF. These payments to the AICF will result in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the Company with respect to asbestos related claims.

Due to the Company's variable interest in the AICF, it consolidates the AICF in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46R, "Consolidation of Variable Interest Entities".

Following rulings received from the Australian Taxation Office, the Performing Subsidiary will be able to claim a taxable deduction for its contributions to the AICF. Consequently, a deferred tax asset has been recorded equivalent to the anticipated tax benefit over the life of the Amended FFA.

The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability also includes an allowance for the future operating costs of the AICF.

An updated actuarial assessment will be performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended.

**Quantifying Financial Statement Misstatements**
In September 2006, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin ("SAB") No. 108, "Quantifying Financial Statements Misstatements", in order to address the observed diversity in quantification practices with respect to annual financial statements. For a number of years, the SEC staff has expressed concern over the diversity of practice surrounding how public companies (and their auditors) quantify financial statement misstatements.

Under SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors based on the effects of the error on each of the company's financial statements and the related financial statement disclosures. The Company has adopted the provisions of SAB No. 108 as of 31 March 2007 and the adoption did not have an impact on the consolidated financial statements.

**Recent Accounting Pronouncements**
*Uncertain Tax Positions*
In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise's financial statements in accordance with SFAS No. 109. Unlike SFAS No. 109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will adopt the provisions of FIN 48 effective 1 April 2007.

The Company is continuing to evaluate the impact of adopting FIN 48 on its financial statements; however, at this stage, it is not possible to determine whether that impact will be material. The cumulative effect of applying the new standard will be reflected as an adjustment to retained earnings in the period of adoption. The Company expects that the requirements of FIN 48 may add volatility to its effective tax rate, and therefore its income tax expense, in future periods.

## 3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.

Cash and cash equivalents consist of the following components:

| | 31 March | |
| --- | --- | --- |
| (Millions of US dollars) | 2007 | 2006 |
| Cash at bank and on hand | $ 26.1 | $ 24.9 |
| Short-term deposits | 8.0 | 290.2 |
| Total cash and cash equivalents | $ 34.1 | $ 315.1 |

Short-term deposits are placed at floating interest rates varying between 4.85% to 5.25% and 4.60% to 4.85% as of 31 March 2007 and 2006, respectively.

## 4. RESTRICTED CASH AND CASH EQUIVALENTS

Included in restricted cash is US$5.0 million related to an insurance policy as of 31 March 2007 and US$146.9 million held by the AICF for compensation of asbestos claimants.

## 5. ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following components:

| | 31 March | |
| --- | --- | --- |
| (Millions of US dollars) | 2007 | 2006 |
| Trade receivables | $ 152.4 | $ 146.5 |
| Other receivables and advances | 12.5 | 8.0 |
| Allowance for doubtful accounts | (1.5) | (1.3) |
| Total accounts and notes receivable | $ 163.4 | $ 153.2 |

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

| | 31 March | |
| --- | --- | --- |
| (Millions of US dollars) | 2007 | 2006 |
| Balance at beginning of period | $ 1.3 | $ 1.5 |
| Charged to expense | 0.5 | 0.3 |
| Costs and deductions | (0.3) | (0.5) |
| Balance at end of period | $ 1.5 | $ 1.3 |

## 6. INVENTORIES

Inventories consist of the following components:

| | 31 March | |
| --- | --- | --- |
| (Millions of US dollars) | 2007 | 2006 |
| Finished goods | $ 101.5 | $ 84.1 |
| Work-in-process | 12.3 | 9.2 |
| Raw materials and supplies | 37.8 | 33.0 |
| Provision for obsolete finished goods and raw materials | (4.0) | (2.3) |
| Total inventories | $ 147.6 | $ 124.0 |

## 7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following components:

| (Millions of US dollars) | Land | Buildings | Machinery and Equipment | Construction in Progress | Total |
|---|---|---|---|---|---|
| **Balance at 1 April 2005:** | | | | | |
| Cost | $ 11.5 | $ 131.1 | $ 606.6 | $ 176.6 | $ 925.8 |
| Accumulated depreciation | – | (24.4) | (215.7) | – | (240.1) |
| Net book value | 11.5 | 106.7 | 390.9 | 176.6 | 685.7 |
| **Changes in net book value:** | | | | | |
| Capital expenditures | 4.1 | 16.4 | 90.8 | 51.5 | 162.8 |
| Retirements and sales | – | – | (8.9) | – | (8.9) |
| Depreciation | – | (7.3) | (38.0) | – | (45.3) |
| Impairment | – | – | (13.4) | – | (13.4) |
| Other movements | – | – | (0.9) | – | (0.9) |
| Foreign currency translation adjustments | – | – | (4.4) | – | (4.4) |
| Total changes | 4.1 | 9.1 | 25.2 | 51.5 | 89.9 |
| **Balance at 31 March 2006:** | | | | | |
| Cost | 15.6 | 147.5 | 669.8 | 228.1 | 1,061.0 |
| Accumulated depreciation | – | (31.7) | (253.7) | – | (285.4) |
| Net book value | $ 15.6 | $ 115.8 | $ 416.1 | $ 228.1 | $ 775.6 |

| (Millions of US dollars) | Land | Buildings | Machinery and Equipment | Construction in Progress | Total |
|---|---|---|---|---|---|
| **Balance at 1 April 2006:** | | | | | |
| Cost | $ 15.6 | $ 147.5 | $ 669.8 | $ 228.1 | $ 1,061.0 |
| Accumulated depreciation | – | (31.7) | (253.7) | – | (285.4) |
| Net book value | 15.6 | 115.8 | 416.1 | 228.1 | 775.6 |
| **Changes in net book value:** | | | | | |
| Capital expenditures | 1.3 | 70.8 | 131.3 | (110.8) | 92.6 |
| Retirements and sales | – | – | (0.6) | – | (0.6) |
| Depreciation | – | (8.3) | (42.4) | – | (50.7) |
| Other movements | – | – | 0.6 | – | 0.6 |
| Foreign currency translation adjustments | – | – | 10.2 | – | 10.2 |
| Total changes | 1.3 | 62.5 | 99.1 | (110.8) | 52.1 |
| **Balance at 31 March 2007:** | | | | | |
| Cost | 16.9 | 218.3 | 811.3 | 117.3 | 1,163.8 |
| Accumulated depreciation | – | (40.0) | (296.1) | – | (336.1) |
| Net book value | $ 16.9 | $ 178.3 | $ 515.2 | $ 117.3 | $ 827.7 |

Construction in progress consists of plant expansions and upgrades.

Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$5.3 million, US$5.7 million and US$5.9 million for the years ended 31 March 2007, 2006 and 2005, respectively. Depreciation expense for continuing operations was US$50.7 million, US$45.3 million and US$36.3 million for the years ended 31 March 2007, 2006 and 2005, respectively. The impairment charge for the pilot roofing plant was US$13.4 million for the year ended 31 March 2006.

Included in property, plant and equipment are restricted assets with a net book value of US$0.4 million for the year ended 31 March 2007.

## 8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following components:

| (Millions of US dollars) | 31 March 2007 | 2006 |
|---|---|---|
| Trade creditors | $ 57.7 | $ 66.0 |
| Other creditors and accruals | 43.1 | 51.8 |
| Total accounts payable and accrued liabilities | $ 100.8 | $ 117.8 |

## 9. SHORT AND LONG-TERM DEBT

Debt consists of the following components:

| (Millions of US dollars) | 31 March 2007 | 2006 |
|---|---|---|
| Short-term debt | $ 83.0 | $ 302.7 |
| Long-term debt | 105.0 | – |
| | $ 188.0 | $ 302.7 |

Total debt at 5.91% and 7.11% weighted average rates, respectively.

The Company's credit facilities currently consist of 364-day facilities in the amount of US$110.0 million, which as of 31 March 2007, all had a maturity date of December 2007. In May 2007, the maturity date of US$38.3 million of the US$110.0 million was extended to June 2008. The Company is in discussions with its lenders to extend the maturity date to June 2008 for the remainder of the facilities. The Company also has term facilities in the amount of US$245.0 million, which had an original maturity date of March 2007. Upon satisfaction of the conditions precedent to the full implementation of the Amended FFA, which occurred on 7 February 2007 with shareholder approval, the maturity date of the term facilities was automatically extended to June 2010. For both facilities, interest is calculated at the commencement of each draw-down period based on the US$ London Interbank Offered Rate ("LIBOR") plus the margins of individual lenders, and is payable at the end of each draw-down period. The Company paid commitment fees in the amount of US$0.7 million for the years ended 31 March 2007 and 2006. At 31 March 2007, there was US$188.0 million drawn under the combined facilities and US$167.0 million was available.

Short-term debt at 31 March 2007 comprised US$83.0 drawn under the 364-day facilities.

Long-term debt at 31 March 2007 comprised US$105.0 million drawn under the term facilities.

At 31 March 2007, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to the AICF.

Debt at 31 March 2006 comprised US$ non-collateralised notes which formed part of a seven tranche private placement facility which provided for maximum borrowings of US$165.0 million. Principal repayments were due in seven installments that commenced on 5 November 2004 and were to end on 5 November 2013. The tranches had fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest was payable 5 May and 5 November each year.

As a result of recording the asbestos provision at 31 March 2006, and the Supervisory Board's approval on 12 May 2006 of the recording of this provision, the Company would not have been in compliance with certain of the restrictive covenants in respect of the US$ non-collateralised notes. However, under the terms of the non-collateralised notes agreement, prepayment of these notes was permitted, and on 28 April 2006, the Company issued a notice to all noteholders to prepay in full all outstanding notes on 8 May 2006. On that date, the US$ non-collateralised notes were prepaid in full, incurring a make-whole payment of US$6.0 million. This make-whole payment is included in interest expense in the consolidated statements of operations for the year ended 31 March 2007.

The Company anticipates being able to meet its future payment obligations from existing cash, unutilised committed facilities and future net operating cash flows. At 31 March 2007, the Company entered into a forward rate agreement of US$25.0 million with a fixed rate of 5.07% excluding the margin from February 2007 to February 2008. The contract is accounted for as a financial derivative and is marked to market every month.

## 10. NON-CURRENT OTHER LIABILITIES

Non-current other liabilities consist of the following components:

| (Millions of US dollars) | 31 March 2007 | 2006 |
|---|---|---|
| Employee entitlements | $ 11.9 | $ 17.0 |
| Other | 29.3 | 28.0 |
| Total non-current other liabilities | $ 41.2 | $ 45.0 |

## 11. PRODUCT WARRANTIES

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company's warranty provisions are adjusted as necessary. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the "Settlement Agreement") related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$3.5 million and US$5.7 million as of 31 March 2007 and 2006, respectively.

The following are the changes in the product warranty provision:

| (Millions of US dollars) | Years Ended 31 March | |
| --- | --- | --- |
| | 2007 | 2006 |
| Balance at beginning of period | $ 15.5 | $ 12.9 |
| Accruals for product warranties | 4.4 | 6.2 |
| Settlements made in cash or in kind | (4.9) | (3.4) |
| Foreign currency translation adjustments | 0.2 | (0.2) |
| Balance at end of period | $ 15.2 | $ 15.5 |

The "Accruals for product warranties" line item above includes an additional accrual of US$2.0 million and US$0.6 million for the years ended 31 March 2007 and 2006, respectively, related to the Settlement Agreement. This increase reflects the results of the Company's most recent estimate of its total exposure. The "Settlements made in cash or in kind" line item above includes settlements related to the Settlement Agreement of US$0.2 million and US$0.7 million for the years ended 31 March 2007 and 2006, respectively.

## 12. COMMITMENTS AND CONTINGENCIES

**Commitment to provide funding on a long-term basis in respect of asbestos-related liabilities of former subsidiaries**
On 21 November 2006, the Company signed the Amended FFA with the NSW Government to provide long-term funding to the AICF that will provide compensation for Australian asbestos-related personal injury claims against Former James Hardie Companies. While the Amended FFA is consistent in all material respects with the terms of the FFA entered into on 1 December 2005 among the Company, the NSW Government and a wholly owned Australian subsidiary of the Company, the Performing Subsidiary, the Amended FFA set forth certain

changes to the original proposed arrangements as approved by the Company's Managing and Supervisory Boards of Directors.

In summary, the Amended FFA provided for the following key steps to occur if the remaining conditions precedent to that agreement be satisfied or waived in writing by the parties:

– the establishment of the AICF to provide compensation to Australian asbestos-related personal injury claimants with proven claims against the Former James Hardie Companies;

– initial funding of approximately A$184.3 million provided by the Performing Subsidiary to the AICF, calculated on the basis of an actuarial report prepared by KPMG Actuaries as of 30 September 2006. That report provided an estimate of the discounted net present value of all present and future Australian asbestos-related personal injury claims against the Former James Hardie Companies of A$1.55 billion (US$1.25 billion);

– subject to the cap described below, an annual contribution in advance to top up the funds in the AICF to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the Former James Hardie Companies for the following three years, to be revised annually (so as to create a rolling cash "buffer" in the AICF);

– a cap on the annual payments made by the Performing Subsidiary to the AICF, initially set at 35% of the Company's free cash flow (defined as cash from operations in accordance with US GAAP in force at the date of the Original FFA) for the immediately preceding financial year, with provisions for the percentage to decline over time depending upon the Company's financial performance (and therefore the contributions already made to the AICF) and the claims outlook;

– an initial term to 31 March 2045, at the end of which time the parties may either agree upon a final payment to be made by the Company in satisfaction of any further funding obligations, or have the term automatically extended for further periods of 10 years until such agreement is reached or the relevant asbestos-related liabilities cease to arise;

– the entry by the parties and/or others into agreements ancillary to or connected with the Amended FFA (the "Related Agreements");

– no cap on individual payments to asbestos claimants;

– the Performing Subsidiary's payment obligations are guaranteed by James Hardie Industries N.V.;

– the AICF's claims to the funding payments required under the Amended FFA will be subordinated to the claims of the Company's lenders;

– the compensation arrangements will extend to members of the Baryulgil community for asbestos-related claims arising from the activities of a former subsidiary of ABN 60; and

– James Hardie Industries N.V. will, for ten years, provide an annual sum of A$0.5 million for the purpose of medical research into the prevention, treatment and cure of asbestos disease and contribute an annual sum of A$0.075 million towards an education campaign for the benefit of the Australian public on the dangers of asbestos.

On 9 November 2006, James Hardie announced that it, the AICF and others had received private binding rulings relating to the expected tax consequences arising to the AICF and others in connection with the Amended FFA. In the Amended FFA, all parties to the Amended FFA agreed to these rulings resulting in the tax conditions precedent set out in that agreement.

In the fourth quarter of fiscal year 2007, the following conditions precedent were satisfied:

- receipt of an independent expert's report confirming that the funding proposal is in the best interests of the Company and its enterprise as a whole;

- approval of the Company's lenders and confirmation satisfactory to the Company's Board of Directors, acting reasonably, that the contributions to be made by JHI NV and the Performing Subsidiary under the Amended FFA will be tax deductible;

- confirmation as to the expected tax consequences arising to the AICF and others from implementing the arrangements;

- approval of the Company's shareholders at the Extraordinary General Meeting held on 7 February 2007; and

- initial funding payment of A$184.3 million paid to the AICF on 9 February 2007.

In addition to entering into the Amended FFA, one or more of the Company, the Performing Subsidiary, the AICF and the NSW Government have entered into a number of Related Agreements, including a trust deed (for a trust known as the AICF, referred to as the Trust Deed), for the establishment of the AICF; a deed of guarantee under which James Hardie Industries N.V. provides the guarantee described above; intercreditor deeds to achieve the subordination arrangements described above; and deeds of release in connection with the releases from civil liability described below.

The Performing Subsidiary also signed an Interim Funding Deed with Amaca to provide funding to Amaca of up to

A$24.1 million in the event that Amaca's finances are otherwise exhausted before the Amended FFA was implemented in full. The commercial terms of such funding were settled and the Performing Subsidiary entered into interim funding documentation dated 16 November 2006. An interim funding payment of A$9.0 million (US$7.1 million) was made to Amaca in December 2006. That sum was subsequently repaid by Amaca out of part of the proceeds of the initial funding on 12 February 2007.

*Actuarial Study; Claims Estimate*
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2007. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.4 billion (US$1.1 billion). The undiscounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$2.8 billion (US$2.3 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from accounting principles generally accepted in the United States of America. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The tables below are designed to show the various components and effective grossing up of the net Amended FFA liability at 31 March 2007.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of 31 March 2007 and to adjust for payments made to claimants during the year then ended.

Adjustments to the net Amended FFA liability are shown in the table below:

|  | US$ millions | A$ millions |
|---|---|---|
| At 31 March 2006 | $ (715.6) | A$ (1,000.0) |
| Effect of changes in foreign exchange rates | (94.5) | – |
| Other adjustments to net Amended FFA liability | 24.0 | 25.7 |
| **Net Amended FFA liability at 31 March 2007** | $ (786.1) | A$ (974.3) |

| Components of the net Amended FFA liability: | | |
|---|---|---|
| Insurance receivables – current | $ 9.4 | A$ 11.7 |
| Workers' compensation – Asbestos – current | 2.7 | 3.4 |
| Deferred tax assets – current | 7.8 | 9.7 |
| Income tax payable (reduction to income tax payable) | 9.0 | 11.2 |
| Insurance receivables – non-current | 165.1 | 204.6 |
| Workers' compensation – Asbestos – non-current | 76.5 | 94.8 |
| Deferred tax assets – non-current | 318.2 | 394.4 |
| Workers' compensation liabilities – current | (2.7) | (3.4) |
| Asbestos liability – current | (63.5) | (78.7) |
| Asbestos liability – non-current | (1,225.8) | (1,519.4) |
| Workers' compensation liabilities – non-current | (76.5) | (94.8) |
| Other net liabilities | (6.3) | (7.8) |
| **Net Amended FFA liability at 31 March 2007** | $ (786.1) | A$ (974.3) |

In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Further, KPMG Actuaries relied on the data and information provided by the AICF and Amaca Claims Services, Amaca Pty Ltd (under NSW External Administration) ("ACS") and assumed that it is accurate and complete in all material respects. The actuaries have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could be in a range of A$0.9 billion (US$0.7 billion) to A$2.0 billion (US$1.6 billion) (undiscounted estimates of A$1.6 billion (US$1.3 billion) to A$5.1 billion (US$4.1 billion) as of 31 March 2007. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2007, KPMG Actuaries' undiscounted central estimate of asbestos-related liabilities was A$2.8 billion (US$2.3 billion). This undiscounted central estimate is net of expected insurance recoveries of A$488.1 million (US$393.8 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$91.6 million (US$73.9 million) of "by claim" or subrogation recoveries from other third parties.

*Claims Data*
The following table, provided by KPMG Actuaries, shows the number of claims pending as of 31 March 2007 and 2006:

|  | 31 March | |
|  | **2007** | 2006[1] |
|---|---|---|
| Australia | **490** | 556 |
| New Zealand | **–** | – |
| Unknown – Court Not Identified | **13** | 20 |
| USA | **1** | 1 |

[1] Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 was not available at the time our financial statements were prepared.

For the years ended 31 March 2007, 2006 and 2005, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

| | | Australia Years Ended 31 March | | | |
| | | 2007 | | 2006[1] | 2005 |
|---|---|---|---|---|---|
| Number of claims filed | | **463** | | 346 | 489 |
| Number of claims dismissed | | **121** | | 97 | 62 |
| Number of claims settled or otherwise resolved | | **416** | | 405 | 402 |
| Average settlement amount per settled claim | **A$** | **166,164** | A$ | 151,883 | A$ 157,594 |
| Average settlement amount per settled claim | **US$** | **127,165** | US$ | 114,322 | US$ 116,572 |

| | | Unknown – Court Not Identified Years Ended 31 March | | | |
| | | 2007 | | 2006[1] | 2005 |
|---|---|---|---|---|---|
| Number of claims filed | | **–** | | 6 | 7 |
| Number of claims dismissed | | **3** | | 10 | 20 |
| Number of claims settled or otherwise resolved | | **5** | | 12 | 2 |
| Average settlement amount per settled claim | **A$** | **12,165** | A$ | 198,892 | A$ 47,000 |
| Average settlement amount per settled claim | **US$** | **9,310** | US$ | 149,706 | US$ 34,766 |

| | | USA Years Ended 31 March | | | |
| | | 2007 | | 2006[1] | 2005 |
|---|---|---|---|---|---|
| Number of claims filed | | **1** | | – | – |
| Number of claims dismissed | | **1** | | – | 3 |
| Number of claims settled or otherwise resolved | | **–** | | – | 1 |
| Average settlement amount per settled claim | **A$** | **–** | A$ | – | A$ 228,293 |
| Average settlement amount per settled claim | **US$** | **–** | US$ | – | US$ 168,868 |

The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed.

| | | As of 31 March | | | |
| | 2007 | 2006[1] | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Number of open claims at beginning of year | **586** | 749 | 743 | 814 | 671 |
| Number of new claims | **464** | 352 | 496 | 380 | 409 |
| Number of closed claims | **546** | 524 | 490 | 451 | 266 |
| Number of open claims at year-end | **504** | 577 | 749 | 743 | 814 |
| Average settlement amount per settled claim | **A$ 164,335** | A$ 153,236 | A$ 157,223 | A$ 167,450 | A$ 201,200 |
| Average settlement amount per case closed | **A$ 126,713** | A$ 121,945 | A$ 129,949 | A$ 117,327 | A$ 177,752 |
| Average settlement amount per settled claim | **US$ 125,766** | US$ 115,341 | US$ 116,298 | US$ 116,127 | US$ 112,974 |
| Average settlement amount per case closed | **US$ 96,973** | US$ 91,788 | US$ 96,123 | US$ 81,366 | US$ 99,808 |

[1] Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 was not available at the time our financial statements were prepared.

The Company did not have any responsibility or involvement in the management of claims against ABN 60 between the time ABN 60 left the James Hardie Group in March 2003 and February 2007 when the Amended FFA was approved. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group, neither the Company nor any of its current subsidiaries had any responsibility or involvement in the management of claims against those entities. Prior to February 2001, the principal entity potentially involved in relation to such claims was ABN 60, which was not a member of the James Hardie Group between March 2003 and February 2007. However, the Amended FFA and associated New South Wales legislation provides that the AICF will have both the responsibility for, and management of claims against, the Former James Hardie Companies, and that the Company will have the right to appoint a majority of the directors of the AICF, unless a special default or insolvency event arises.

On 26 October 2004, the Company, the Medical Research and Compensation Fund ("MRCF") and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the MRCF and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. Under the terms of the Amended FFA, the Company has obtained similar rights of access to actuarial information produced for the AICF by the actuary to be appointed by the AICF (the "Approved Actuary"). The Company's future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

*SCI and Other Related Expenses*
The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings.

The following are the components of SCI and other related expenses:

| (Millions of US dollars) | Years Ended 31 March | | |
| --- | --- | --- | --- |
| | 2007 | 2006 | 2005 |
| SCI | $ – | $ – | $ 6.8 |
| Internal investigation | – | – | 4.9 |
| ASIC investigation | 1.7 | 0.8 | 1.2 |
| Severance and consulting | 0.2 | 0.1 | 6.0 |
| Resolution advisory fees | 8.8 | 9.8 | 6.4 |
| Funding advice | 0.7 | 2.9 | 0.6 |
| Other | 2.2 | 3.8 | 2.2 |
| Total SCI and other related expenses | $ 13.6 | $ 17.4 | $ 28.1 |

Internal investigation costs reflect costs incurred by the Company in connection with an internal investigation conducted by independent legal advisors to investigate allegations raised during the SCI and the preparation and filing of the Company's annual financial statements in the United States.

*ASIC Proceedings and Investigation*
On 14 February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales (the "Court") against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director's duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.

In the proceedings, ASIC seeks:

– declarations regarding the alleged contraventions;

– orders for pecuniary penalties in such amount as the Court thinks fit up to the limits specified in the Corporations Act;

– orders that Michael Brown, Michael Gillfillan, Meredith Hellicar, Martin Koffel, Peter Macdonald, Philip Morley, Geoffrey O'Brien, Peter Shafron, Gregory Terry and Peter Willcox be prohibited from managing an Australian corporation for such period as the Court thinks fit;

– an order that the Company execute a deed of indemnity in favour of ABN 60 Pty Limited in the amount of A$1.9 billion or such amount as ABN 60 or its directors consider is necessary to ensure that ABN 60 remains solvent; and

– its costs of the proceedings.

ASIC stated in February 2007 that it would not pursue the claim for indemnity if the conditions precedent to the Original FFA as announced on 1 December 2005 were satisfied. The Company and the other parties to the agreement provided certification to ASIC in March 2007 that the conditions precedent to the Amended FFA dated 21 November 2006 have been satisfied. ASIC is considering its position and has not yet taken any step to withdraw the indemnity claim.

ASIC has indicated that its investigations continue and may result in further actions, both civil and criminal. However, it has not indicated the possible defendants to any such actions.

On 20 February 2007, the Company announced that the three serving directors named in the ASIC proceedings had resigned from the Board and Board committees.

The Company has entered into deeds of indemnity with certain of its directors and officers as is common practice for publicly listed companies. The Company's articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, and in relation to the examination of these persons by ASIC delegates, the amount of which is not significant. Now that proceedings have been brought against former directors and officers of the James Hardie Group, the Company is likely to incur further liabilities under these indemnities. Initially, the Company has obligations, or has offered, to advance funds in respect of defence costs and depending on the outcome of the proceedings, may be or become responsible for these and other amounts. Any obligations of the Company in this regard are expected to be substantially recovered through the Company's insurance.

There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the related costs to the Company could be material. However, at this stage, it is not possible to determine the amount of any such liability. Therefore, the Company believes that both the probable and estimable requirements under SFAS No. 5, "Accounting for Contingencies", for recording a liability have not been met.

### Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company's consolidated financial position, results of operations or cash flows.

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos as described above, individually or in the aggregate, have a material adverse effect on its consolidated financial position, statement of operations or cash flows.

### Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2007:

| Years ending 31 March: | (Millions of US dollars) |
|---|---|
| 2008 | $ 15.0 |
| 2009 | 14.6 |
| 2010 | 12.5 |
| 2011 | 12.6 |
| 2012 | 9.0 |
| Thereafter | 73.3 |
| Total | $ 137.0 |

Rental expense amounted to US$12.1 million, US$12.5 million and US$9.1 million for the years ended 31 March 2007, 2006 and 2005, respectively.

### Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$12.2 million at 31 March 2007.

## 13. INCOME TAXES

Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax benefit (expense) for continuing operations consists of the following components:

| (Millions of US dollars) | Years Ended 31 March | | |
| | 2007 | 2006 | 2005 |
| --- | --- | --- | --- |
| (Loss) income from continuing operations before income taxes: | | | |
| Domestic[1] | $ 110.9 | $ 113.7 | $ 90.5 |
| Foreign | (204.0) | (548.8) | 99.3 |
| (Loss) income from continuing operations before income taxes | $ (93.1) | $ (435.1) | $ 189.8 |
| Income tax expense (benefit): | | | |
| Current: | | | |
| Domestic[1] | $ 0.4 | $ (9.0) | $ (14.1) |
| Foreign | (63.7) | (91.5) | (37.1) |
| Current income tax benefit | (63.3) | (100.5) | (51.2) |
| Deferred: | | | |
| Domestic[1] | 0.1 | (0.3) | 5.0 |
| Foreign | 307.1 | 29.2 | (15.7) |
| Deferred income tax benefit (expense) | 307.2 | 28.9 | (10.7) |
| Total income tax benefit (expense) for continuing operations | $ 243.9 | $ (71.6) | $ (61.9) |

[1] Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax benefit (expense) from continuing operations is reconciled to the tax at the statutory rates as follows:

| (Millions of US dollars) | Years Ended 31 March | | |
| | 2007 | 2006 | 2005 |
| --- | --- | --- | --- |
| Income tax benefit (expense) computed at statutory tax rates | $ 16.2 | $ 121.0 | $ (65.3) |
| US state income taxes, net of the federal benefit | (6.5) | (7.1) | (5.3) |
| Asbestos adjustment | 242.0 | (214.7) | – |
| Asbestos – effect of foreign exchange | (24.1) | – | – |
| Benefit from Dutch financial risk reserve regime | 8.1 | 12.7 | 18.1 |
| Expenses not deductible | (1.7) | (3.4) | (2.3) |
| Non-assessable items | 1.8 | 1.4 | – |
| Losses not available for carryforward | (3.2) | (2.6) | (2.4) |
| Change in reserves | 10.4 | 20.7 | (3.7) |
| Change in tax law | 3.0 | – | – |
| Other items | (2.1) | 0.4 | (1.0) |
| Total income tax benefit (expense) | $ 243.9 | $ (71.6) | $ (61.9) |
| Effective tax rate | 262.0% | 16.5% | 32.6% |

Deferred tax balances consist of the following components:

| (Millions of US dollars) | 31 March | |
| | 2007 | 2006 |
| --- | --- | --- |
| Deferred tax assets: | | |
| Asbestos liability | $ 326.0 | $ – |
| Other provisions and accruals | 33.3 | 33.2 |
| Net operating loss carryforwards | 7.8 | 8.9 |
| Capital loss carryforwards | 35.2 | 31.2 |
| Taxes on intellectual property transfer | 6.5 | 6.0 |
| Other | 7.5 | 2.3 |
| Total deferred tax assets | 416.3 | 81.6 |
| Valuation allowance | (39.7) | (35.2) |
| Total deferred tax assets, net of valuation allowance | 376.6 | 46.4 |
| Deferred tax liabilities: | | |
| Property, plant and equipment | (108.4) | (91.7) |
| Prepaid pension cost | – | (1.8) |
| Foreign currency movements | (5.2) | 2.8 |
| Other | (0.1) | – |
| Total deferred tax liabilities | (113.7) | (90.7) |
| Net deferred tax liabilities | $ 262.9 | $ (44.3) |

Under SFAS No. 109, "Accounting for Income Taxes", the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance increased by US$4.5 million during fiscal year 2007 due to foreign currency movements.

At 31 March 2007, the Company had Australian tax loss carryforwards of approximately US$24.9 million that will never expire. At 31 March 2007, the Company had a US$15.5 million valuation allowance against the Australian tax loss carryforwards.

At 31 March 2007, the Company had US$117.2 million in Australian capital loss carryforwards which will never expire. At 31 March 2007, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.

At 31 March 2007, the undistributed earnings of non-Dutch subsidiaries approximated US$639.8 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.

Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2007, 2006 and 2005, the Company recorded income tax benefit of US$10.4 million, US$20.7 million and US$2.5 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.

Relevant tax authorities from various jurisdictions in which the Company operates are in the process of auditing the Company's respective jurisdictional income tax returns for various ranges of years. In particular, the ATO is auditing the Company's Australian income tax return for the year ended 31 March 2002. The ATO has indicated that further investigation is required and is working with the Company and the Company's advisors to conclude its inquiries.

Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is now in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service ("IRS") determines that these changes do not meet the new requirements, the Company may not qualify for treaty benefits, its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed from the effective date of the amended treaty provisions.

## 14. AMENDED ATO ASSESSMENT

In March 2006, RCI Pty Ltd ("RCI"), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI's income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after two subsequent remissions of general interest charges by the ATO, the total was revised to A$368.0 million and is comprised of the following as of 31 March 2007:

| (Millions of dollars) | US$[1] | | A$ |
|---|---|---|---|
| Primary tax after allowable credits | $ 138.8 | A$ | 172.0 |
| Penalties[2] | 34.7 | | 43.0 |
| General interest charges | 123.4 | | 153.0 |
| Total amended assessment | $ 296.9 | A$ | 368.0 |

[1] US$ amounts calculated using the A$/US$ foreign exchange spot rate at 31 March 2007.

[2] Represents 25% of primary tax.

On 23 June 2006, following negotiation with the ATO regarding payment options for the amended assessment, the Company was advised by the ATO that, in accordance with the ATO Receivable Policy, it was able to make a payment of 50% of the total amended assessment then due of A$378.0 million (US$305.0 million), being A$189.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries N.V. in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. Payment of 50% of the amended assessment became due and was paid on 5 July 2006. The Company also agreed to pay general interest charges ("GIC") accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued GIC was paid on 16 October 2006 in respect of the quarter ended 30 September 2006.

On 10 November 2006, the ATO granted a further remission of GIC, reducing total GIC on the amended assessment from A$163.0 million to A$153.0 million and thereby reducing the total amount due under the amended assessment from A$378.0 million to A$368.0 million. The reduction in the total amount due under the amended assessment resulted in a reduction in the 50% payment required under the agreement with the ATO from A$189.0 million to A$184.0 million. This gave rise to an amount of A$5.0 million being available for offset against future GIC accruing on the unpaid balance of the amended assessment. Accordingly, no GIC was required to be paid in respect of the quarter ended 31 December 2006 and a reduced amount of GIC of A$1.2 million was paid in respect of the quarter ended 31 March 2007.

RCI strongly disputes the amended assessment and is pursuing all avenues of objection and appeal to contest the ATO's position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO enquiries and following receipt of the amended assessment. The Company believes that the tax position reported in RCI's tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the probable requirements under SFAS No. 5, "Accounting for Contingencies", for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2007 for the remainder of the amended assessment.

The Company expects that amounts paid on 5 July 2006 and, any later time, would be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated the payments on 5 July 2006 and 16 October 2006 as a deposit and it is the Company's intention to treat any payments to be made at a later date as a deposit.

## 15. DISCONTINUED OPERATIONS

### Chile Fibre Cement

In June 2005, the Company approved a plan to dispose of its Chile Fibre Cement business to Compania Industrial El Volcan S.A. (Volcan). The sale closed on 8 July 2005. The Company received net proceeds of US$3.9 million and recorded a loss on disposal of US$0.8 million. This loss on disposal was included in other operating expense in the Company's consolidated statements of operations for the year ended 31 March 2006.

As part of the terms of the sale of the Chile Fibre Cement business to Volcan, the Company entered into a two-year take or pay purchase contract for fibre cement product manufactured by Volcan. The first year of the contract amounted to a purchase commitment of approximately US$2.8 million and the second year amounted to a purchase commitment of approximately US$2.1 million. As this contract qualified as continuing involvement per SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the operating results and loss on disposal of the Chile Fibre Cement business are included in the Company's income (loss) from continuing operations and are comprised of the following components:

| | Years Ended 31 March | |
|---|---|---|
| (Millions of US dollars) | 2006 | 2005 |
| Chile Fibre Cement | | |
| Net sales | $ 5.1 | $ 13.3 |
| Cost of goods sold | (3.5) | (10.1) |
| Gross profit | 1.6 | 3.2 |
| Selling, general and administrative expenses | (1.2) | (2.0) |
| Loss on disposal of business | (0.8) | – |
| Operating (loss) income | (0.4) | 1.2 |
| Interest expense | (0.2) | (0.4) |
| Net (loss) income | $ (0.6) | $ 0.8 |

The following are the results of operations of discontinued businesses:

| (Millions of US dollars) | Year Ended 31 March 2005 |
|---|---|
| **Building Services** | |
| Loss before income taxes | (0.5) |
| Income tax benefit | 0.2 |
| Loss before discontinued operations | (0.3) |
| Loss on disposal, net of income taxes | (0.7) |
| Loss from discontinued operations | $ (1.0) |

# 16. STOCK-BASED COMPENSATION

At 31 March 2007, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the Managing Board Transitional Stock Option Plan; the JHI NV 2001 Equity Incentive Plan; the JHI NV Stock Appreciation Rights Incentive Plan; the Supervisory Board Share Plan; the Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan. As of 31 March 2006, the Company had no units outstanding under the following stock-based compensation plans: the Peter Donald Macdonald Share Option Plan, the Peter Donald Macdonald Share Option Plan 2001 and the Peter Donald Macdonald Share Option Plan 2002 (collectively the "Peter Donald Macdonald Share Option Plans").

### Executive Share Purchase Plan

Prior to July 1998, James Hardie Industries Limited ("JHIL") issued stock under an Executive Share Purchase Plan (the "Plan"). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive's employment. Variable plan accounting under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123R, has been applied to shares granted after 31 March 1995. The Company recorded no compensation expense during the years ended 31 March 2007, 2006 and 2005. No shares were issued under this plan during years ended 31 March 2007, 2006 and 2005.

### Managing Board Transitional Stock Option Plan

The Managing Board Transitional Stock Option Plan provides an incentive to the members

of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At 31 March 2007, there were 1,320,000 options outstanding under this plan.

On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company's common stock at an exercise price per share equal to A$8.53 to the Managing Directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008 if the total shareholder returns ("TSR") (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company's peer group, as set out in the plan. In addition, for each 1% increment that the Company's TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.

### JHI NV 2001 Equity Incentive Plan

On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan") to key US executives in exchange for their previously granted Key Management Equity Incentive Plan ("KMEIP") shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

| Original Shadow Share Grant Date | Original Exercise Price | October 2001 Number of Options Granted | Option Expiration Date |
|---|---|---|---|
| November 1999 | A$ 3.82 | 1,968,544 | November 2009 |
| November 2000 | A$ 3.78 | 3,500,285 | November 2010 |

As set out in the plan rules, the exercise prices and the number of shares available on exercise are adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices were reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

The following table summarises the additional option grants:

| Share Grant Date | Original Exercise Price | Number of Options Granted | Option Expiration Date |
|---|---|---|---|
| December 2001 | A$ 5.65 | 4,248,417 | December 2011 |
| December 2002 | A$ 6.66 | 4,037,000 | December 2012 |
| December 2003 | A$ 7.05 | 6,179,583 | December 2013 |
| December 2004 | A$ 5.99 | 5,391,100 | December 2014 |
| February 2005 | A$ 6.30 | 273,000 | February 2015 |
| December 2005 | A$ 8.90 | 5,224,100 | December 2015 |
| March 2006 | A$ 9.50 | 40,200 | March 2016 |
| November 2006 | A$ 8.40 | 3,499,490 | November 2016 |
| March 2007 | A$ 8.90 | 179,500 | March 2017 |
| March 2007 | A$ 8.35 | 151,400 | March 2017 |

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

**JHI NV Stock Appreciation Rights Incentive Plan**
On 14 December 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan ("Stock Appreciation Rights Plan") with an exercise price of A$5.99. All of these stock appreciation rights were outstanding as of 31 March 2005. In April 2005, 27,000 stock appreciation rights were cancelled. In December 2006, 250,000 of these stock appreciation rights vested and were exercised at A$8.99, the closing price of the Company's stock on the exercise day. These rights have been accounted for as stock appreciation rights under SFAS No. 123R and, accordingly, compensation expense of US$0.5 million, US$0.5 million and nil was recognised in the years ended 31 March 2007, 2006 and 2005, respectively.

**Supervisory Board Share Plan**
At the 2002 Annual General Meeting, the shareholders approved a Supervisory Board Share Plan ("SBSP"), which required that all non-executive directors on the Joint Board and Supervisory Board receive shares of the Company's common stock as payment for a portion of their director fees. The SBSP required that the directors take at least US$10,000 of their fees in shares and allowed directors to receive additional shares in lieu of fees at their discretion. Shares issued under the US$10,000 compulsory component of the SBSP are subject to a two-year escrow that requires members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans were entered into by the Company in relation to the grant of shares pursuant to the SBSP. During fiscal year 2007, this plan was replaced with the Supervisory Board Share Plan 2006. At 31 March 2007, there were 6,063 shares still subject to escrow under this plan.

**Supervisory Board Share Plan 2006**
At the 2006 Annual General Meeting, the Company's shareholders approved the replacement of its SBSP with a new plan called the Supervisory Board Share Plan 2006 ("SBSP 2006"). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At 31 March 2007, 5,039 shares had been acquired under this plan.

## Long-Term Incentive Plan

At the 2006 Annual General Meeting, the Company's shareholders approved the establishment of a Long-Term Incentive Plan ("LTIP") to provide incentives to members of the Company's Managing Board and to certain members of its management ("Executives"). The shareholders also approved, in accordance with certain LTIP rules, the issue of certain options or other rights over, or interest in, ordinary fully-paid shares in the Company ("Shares"), the issue and/or transfer of Shares under them, and the grant of cash awards to members of the Company's Managing Board and to Executives. At the same meeting, the shareholders approved participation in the LTIP and issue of options to the Managing Board to a maximum of 1,418,000 options. In November 2006, 1,132,000 options were granted under the LTIP to the Managing Board. The vesting of these options are subject to 'performance hurdles' as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. At 31 March 2007, there were 1,132,000 options outstanding under this plan.

## Peter Donald Macdonald Share Option Plans

The Company granted Mr Macdonald options to purchase 1,200,000 shares, 624,000 shares and 1,950,000 shares under the Peter Donald Macdonald Share Option Plan, Peter Donald Macdonald Share Option Plan 2001 and Peter Donald Macdonald Share Option Plan 2002, respectively. In April 2005, Mr Macdonald exercised all options granted under the Peter Donald Macdonald Share Option Plan. Such shares had an original exercise price of A$3.87 per share. However, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 624,000 shares and 1,950,000 shares in the other two plans expired in April 2005 and October 2005, respectively, as the performance hurdles were not met.

## Valuation and Expense Information Under SFAS No. 123R

The Company accounts for stock options in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of stock options issued based upon an option-pricing model and recognise this estimated value as compensation expense over the periods in which the options vest.

The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a lattice model that incorporates a Monte Carlo Simulation (the "Monte Carlo method"). Options granted under the 2001 Equity Incentive Plan and the Managing Board Transitional Stock Option Plan are valued using the Black-Scholes option-pricing model since the vesting of these options is based solely on a requisite service condition. Options granted under the LTIP were valued using the Monte Carlo method since vesting of these options requires that certain target market conditions are achieved.

The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviours, risk-free rate and expected dividends. We estimate the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimate the volatility of our common stock based on historical daily stock price volatility. We base the risk-free interest rate on US Treasury notes with terms similar to the expected term of the options. We calculate dividend yield using the current management dividend policy at the time of option grant.

The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Black-Scholes option-pricing model during the year ended 31 March:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Dividend yield | 1.5% | 0.9% | 1.1% |
| Expected volatility | 28.1% | 27.9% | 29.1% |
| Risk-free interest rate | 4.6% | 4.5% | 3.2% |
| Expected life in years | 5.1 | 5.6 | 3.3 |
| Weighted average fair value at grant date | A$ 2.40 | A$ 2.78 | A$ 1.35 |
| Number of stock options | 3,830,390 | 6,584,300 | 5,664,100 |

The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Monte Carlo method during the year ended 31 March:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Dividend yield | 1.6% | N/A | N/A |
| Expected volatility | 28.1% | N/A | N/A |
| Risk-free interest rate | 4.6% | N/A | N/A |
| Weighted average fair value at grant date | A$ 3.30 | N/A | N/A |
| Number of stock options | 1,132,000 | N/A | N/A |

Compensation expense arising from stock option grants as estimated using option-pricing models was US$5.8 million, US$5.9 million and US$3.0 million for the years ended 31 March 2007, 2006 and 2005, respectively. As of 31 March 2007, the unrecorded deferred stock-based compensation balance related to stock options was US$10.5 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.5 years.

**General Share-Based Award Information**

The following table summarises all of the Company's shares available for grant and the movement in all of the Company's outstanding options:

| | | Outstanding Options | |
| --- | --- | --- | --- |
| | Shares Available for Grant | Number | Weighted Average Exercise Price |
| Balance at 1 April 2005 | 24,340,258 | 20,128,610 | A$  5.75 |
| Newly Authorised | 1,380,000 | – | |
| Granted | (6,584,300) | 6,584,300 | A$  8.83 |
| Exercised | – | (3,925,378) | A$  4.79 |
| Forfeited | 3,274,275 | (3,274,275) | A$  5.68 |
| Expired | (2,574,000) | – | |
| Balance at 1 April 2006 | 19,836,233 | 19,513,257 | A$  6.99 |
| | | | |
| Newly Authorised | 3,000,000 | – | |
| Granted | (4,962,390) | 4,962,390 | A$  8.42 |
| Exercised | – | (3,988,880) | A$  5.96 |
| Forfeited | 1,546,950 | (1,546,950) | A$  7.70 |
| Balance at 31 March 2007 | 19,420,793 | 18,939,817 | A$  7.52 |

The total intrinsic value of stock options exercised was A$10.3 million, A$11.5 million and A$1.7 million for the years ended 31 March 2007, 2006 and 2005, respectively.

The weighted average grant-date fair value of stock options granted was A$2.61, A$2.78 and A$1.35 during the years ended 31 March 2007, 2006 and 2005, respectively.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$1.8 million for the year ended 31 March 2007. Tax benefits of US$2.2 million and US$0.4 million for the years ended 31 March 2006 and 2005, respectively, are included in cash flows from operating activities in the consolidated statements of cash flows.

The following table summarises outstanding and exercisable options as of 31 March 2007:

| (In Australian dollars) | Options Outstanding | | | | Options Exercisable | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Exercise Price | Number | Weighted Average Remaining Life (in Years) | Weighted Average Exercise Price | Aggregate Intrinsic Value | Number | Weighted Average Exercise Price | Aggregate Intrinsic Value |
| 3.09 | 423,723 | 3.6 | 3.09 | A$  2,233,020 | 423,723 | 3.09 | A$ 2,233,020 |
| 3.13 | 100,435 | 2.6 | 3.13 | 525,275 | 100,435 | 3.13 | 525,275 |
| 5.06 | 712,419 | 4.7 | 5.06 | 2,350,983 | 712,419 | 5.06 | 2,350,983 |
| 5.99 | 3,367,425 | 7.7 | 5.99 | 7,980,797 | 1,344,125 | 5.99 | 3,185,576 |
| 6.30 | 273,000 | 7.9 | 6.30 | 562,380 | 136,500 | 6.30 | 281,190 |
| 6.45 | 1,012,000 | 5.7 | 6.45 | 1,932,920 | 1,012,000 | 6.45 | 1,932,920 |
| 7.05 | 2,461,000 | 6.7 | 7.05 | 3,223,910 | 2,461,000 | 7.05 | 3,223,910 |
| 8.35 | 151,400 | 9.9 | 8.35 | 1,514 | – | 8.35 | – |
| 8.40 | 4,365,615 | 9.6 | 8.40 | – | 7,025 | 8.40 | – |
| 8.53 | 1,320,000 | 8.7 | 8.53 | – | – | 8.53 | – |
| 8.90 | 4,712,600 | 8.7 | 8.90 | – | 1,139,650 | 8.90 | – |
| 9.50 | 40,200 | 8.9 | 9.50 | – | 10,050 | 9.50 | – |
| Total | 18,939,817 | 8.2 | A$ 7.52 | A$ 18,810,799 | 7,346,927 | A$ 6.56 | A$ 13,732,874 |

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company's closing stock price of A$8.36 as of 31 March 2007, which would have been received by the option holders had those option holders exercised their options as of that date, although a significant portion had not vested.

# 17. FINANCIAL INSTRUMENTS

## Foreign Currency

As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2007 and 2006, there were no material contracts outstanding.

## Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews of appropriately assessed authority limits.

The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2007 and 2006, total credit exposure arising from forward exchange contracts was not material.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company's fibre cement products. Credit is extended based on an evaluation of each customer's financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

## Fair Values

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company's long-term debt (including current portion of long-term debt):

| (Millions of US dollars) | 31 March | | | |
| | 2007 | | 2006 | |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
|---|---|---|---|---|
| Long-term debt: | | | | |
| Floating | $ 105.0 | $ 105.0 | $    – | $    – |
| Fixed | – | – | 121.7 | 133.8 |
| Total | $ 105.0 | $ 105.0 | $ 121.7 | $ 133.8 |

Fair values of long-term debt were determined by reference to the 31 March 2007 and 2006 market values for comparably rated debt instruments.

# 18. OPERATING SEGMENT INFORMATION AND CONCENTRATIONS OF RISK

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement products in Chile (fiscal year 2005 only), the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and roofing operations in the United States. The roofing plant was closed and the business ceased operations in April 2006. The Company's operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

**Operating Segments**

The following are the Company's operating segments and geographical information:

| | Net Sales to Customers[1] | | |
| | Years Ended 31 March | | |
| (Millions of US dollars) | 2007 | 2006 | 2005 |
|---|---|---|---|
| USA Fibre Cement | $ 1,262.3 | $ 1,218.4 | $ 939.2 |
| Asia Pacific Fibre Cement | 251.7 | 241.8 | 236.1 |
| Other | 28.9 | 28.3 | 35.1 |
| Worldwide total from continuing operations | $ 1,542.9 | $ 1,488.5 | $ 1,210.4 |

| | (Loss) Income From Continuing Operations | | |
| | Before Income Taxes | | |
| | Years Ended 31 March | | |
| (Millions of US dollars) | 2007 | 2006 | 2005 |
|---|---|---|---|
| USA Fibre Cement[2] | $ 362.4 | $ 342.6 | $ 241.5 |
| Asia Pacific Fibre Cement[2] | 39.4 | 41.7 | 46.8 |
| Research and Development[2] | (17.1) | (15.7) | (17.5) |
| Other | (9.3) | (26.5) | (11.8) |
| Segments total | 375.4 | 342.1 | 259.0 |
| General Corporate[3,4,8] | (462.0) | (777.0) | (62.8) |
| Total operating (loss) income | (86.6) | (434.9) | 196.2 |
| Net interest expense[5] | (6.5) | (0.2) | (5.1) |
| Other expense | – | – | (1.3) |
| Worldwide total from continuing operations | $ (93.1) | $ (435.1) | $ 189.8 |

| | Total Identifiable Assets | |
| | 31 March | |
| (Millions of US dollars) | 2007 | 2006 |
|---|---|---|
| USA Fibre Cement | $ 893.0 | $ 826.0 |
| Asia Pacific Fibre Cement | 199.3 | 170.4 |
| Other | 52.5 | 54.8 |
| Segments total | 1,144.8 | 1,051.2 |
| General Corporate[6,8] | 983.3 | 394.2 |
| Worldwide total | $ 2,128.1 | $ 1,445.4 |

| | Additions to Property, | | |
| | Plant and Equipment[7] | | |
| | Years Ended 31 March | | |
| (Millions of US dollars) | 2007 | 2006 | 2005 |
|---|---|---|---|
| USA Fibre Cement | $ 80.3 | $ 154.5 | $ 144.8 |
| Asia Pacific Fibre Cement | 10.5 | 6.6 | 4.1 |
| Other | 1.3 | 1.7 | 4.1 |
| Worldwide total | $ 92.1 | $ 162.8 | $ 153.0 |

| | Depreciation and Amortisation | | |
| | Years Ended 31 March | | |
| (Millions of US dollars) | 2007 | 2006 | 2005 |
|---|---|---|---|
| USA Fibre Cement | $ 37.8 | $ 32.4 | $ 23.1 |
| Asia Pacific Fibre Cement | 10.1 | 10.0 | 10.1 |
| Other | 2.8 | 2.9 | 3.1 |
| Worldwide total | $ 50.7 | $ 45.3 | $ 36.3 |

**Geographic Areas**

| (Millions of US dollars) | Net Sales to Customers[1] Years Ended 31 March | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| USA | $ 1,279.4 | $ 1,233.7 | $ 955.7 |
| Australia | 169.0 | 164.5 | 160.5 |
| New Zealand | 54.4 | 53.6 | 49.6 |
| Other Countries | 40.1 | 36.7 | 44.6 |
| Worldwide total from continuing operations | $ 1,542.9 | $ 1,488.5 | $ 1,210.4 |

| (Millions of US dollars) | Total Identifiable Assets 31 March | |
|---|---|---|
| | 2007 | 2006 |
| USA | $ 935.7 | $ 870.3 |
| Australia | 127.1 | 108.5 |
| New Zealand | 23.1 | 18.7 |
| Other Countries | 58.9 | 53.7 |
| Segments total | 1,144.8 | 1,051.2 |
| General Corporate[6,8] | 983.3 | 394.2 |
| Worldwide total | $ 2,128.1 | $ 1,445.4 |

[1]  Export sales and inter-segmental sales are not significant.

[2]  Research and development costs of US$10.8 million, US$13.2 million and US$7.6 million in fiscal years 2007, 2006 and 2005, respectively, were expensed in the USA Fibre Cement operating segment. Research and development costs of US$1.8 million, US$2.3 million and US$1.9 million in fiscal years 2007, 2006 and 2005, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$13.0 million, US$12.3 million and US$12.0 million in fiscal year 2007, 2006 and 2005, respectively, were expensed in the Research and Development segment. Research and Development costs of US$0.3 million, US$0.9 million and US$0.1 million in fiscal year 2007, 2006 and 2005, respectively, were expensed in other segment. The Research and Development segment also included selling, general and administrative expenses of US$4.1 million, US$3.4 million and US$5.5 million in fiscal year 2007, 2006 and 2005, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$25.9 million, US$28.7 million and US$21.6 million for the years ended 31 March 2007, 2006 and 2005, respectively.

[3]  The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company's corporate offices.

[4]  Includes costs of US$13.6 million, US$17.4 million and US$28.1 million for SCI and other related expenses in fiscal years 2007, 2006 and 2005, respectively. See Note 12.

[5]  The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense.

[6]  The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[7]  Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statements of cash flows.

[8]  Included in General Corporate are asbestos adjustments of US$405.5 million and US$715.6 million for the years ended 31 March 2007 and 2006, respectively. Asbestos related assets at 31 March 2007 are US$727.6 million and are included in the General Corporate segment. See Note 12.

**Concentrations of Risk**

The distribution channels for the Company's fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company's gross sales.

These three customers' accounts receivable represented 58% and 60% of the Company's trade accounts receivable at 31 March 2007 and 2006, respectively. The following are gross sales generated by these three customers, which are all from the USA Fibre Cement segment:

| (Millions of US dollars) | Years Ended 31 March | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | 2006 | | 2005 | |
| | | % | | % | | % |
| Customer A | $ 446.3 | 26.7 | $ 426.2 | 35.0 | $ 295.4 | 31.4 |
| Customer B | 172.3 | 10.3 | 168.5 | 13.8 | 131.8 | 14.0 |
| Customer C | 168.9 | 10.1 | 156.6 | 12.9 | 131.7 | 14.0 |
| Total | $ 787.5 | | $ 751.3 | | $ 558.9 | |

Approximately 17% of the Company's fiscal year 2007 net sales from continuing operations were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company's non-US operations on translation into US dollars.

## 19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as reported in the consolidated balance sheets is US$5.4 million and US$(28.4) million as of 31 March 2007 and 2006, respectively. The balance sheet at 31 March 2007 includes US$(2.7) million, net of tax benefit of US$1.2 million, relating to the cumulative adjustment of unrecognised pension losses and cumulative foreign currency gains of US$8.1 million, without any associated tax impact. The balance sheet at 31 March 2006 is comprised of cumulative foreign currency losses.

## 20. RELATED PARTY TRANSACTIONS

### JHI NV Directors' and Former Directors' Securities Transactions

The Company's Directors and Former Directors' and their director-related entities held an aggregate of 210,530 ordinary shares and 271,561 ordinary shares at 31 March 2007 and 2006, respectively, and 3,914,544 options and 2,782,544 options at 31 March 2007 and 2006, respectively.

Supervisory Board members on 12 December 2006 and 26 March 2007 participated in an acquisition of shares at A$8.39 and A$8.50, respectively, under the terms of the Supervisory Board Share Plan 2006 which was approved by JHI NV shareholders on 25 September 2006. Directors' acquisitions were as follows:

| Director | Shares Issued/Acquired |
|---|---:|
| D DeFosset | – |
| B Anderson | – |
| DG McGauchie AO | – |
| J Barr[1] | 1,651 |
| JRH Loudon | – |
| M Hammes | – |
| R van der Meer | – |
| *Former Directors* | |
| M Hellicar[2] | 3,388 |
| GJ Clark | – |
| MJ Gillfillan | – |
| MR Brown | – |
| Total | 5,039 |

[1]  779 shares at A$8.39 and 872 shares at A$8.50.

[2]  3,388 shares at A$8.39.

The JHI NV dividends paid on 6 July 2006 and 8 January 2007 to Directors and their related entities were on the same terms and conditions that applied to other holders.

### Existing Loans to the Company's Directors and Directors of James Hardie Subsidiaries

At 31 March 2007 and 2006, loans totalling US$30,774, and US$30,466, respectively, were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Executive Share Purchase Plan (the "Plan"). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal years 2007 and 2006, repayments totalling US$3,517 and US$1,892, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal year 2005, an executive director of a subsidiary resigned with loans outstanding of US$117,688. Under the terms of the plan, this director had two years from the date of his resignation to repay such loan. The loan was repaid in full in the year ended 31 March 2007.

### Payments Made to Directors and Director Related Entities of JHI NV during the Year

In August 2004, Former Chairman M Hellicar was appointed to a role as Chairman of a special committee of the Board of Directors. The special committee was established to oversee the Company's asbestos matters and was dissolved on 31 March 2005. In this role, she received a fee of nil and US$33,777 for the years ended 31 March 2007 and 2006, respectively.

Former Supervisory Board Director GJ Clark is a director of ANZ Banking Group Limited with whom the Company transacts banking business. Deputy Chairman DG McGauchie AO is a director of Telstra Corporation Limited from whom the Company purchases communications services. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.

In February 2004, a subsidiary of the Company entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr L Gries' brother. The agreement expired in June 2005 and payments of nil and US$50,876 were made for the years ended 31 March 2007 and 2006, respectively. Mr L Gries has no economic interest in The Gries Group.

**Payments made to Director and Director Related Entities of Subsidiaries of JHI NV**

The Company has subsidiaries located in various countries, many of which require that at least one director be a local resident. All payments described below arise because of these requirements.

Payments of US$4,507 and US$8,829 for the years ended 31 March 2007 and 2006, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr JJ Vella was a director of one of the Company's subsidiaries. The payments were in respect of legal services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling nil and US$78,496 for the years ended 31 March 2007 and 2006, respectively, were made to M Helyar, R Le Tocq and N Wild who were directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling US$5,364 and US$4,984 for the years ended 31 March 2007 and 2006, respectively, were made to Bernaldo, Mirador and Directo Law Offices. R Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

## REMUNERATION OF INDEPENDENT
## REGISTERED PUBLIC ACCOUNTING FIRM

Remuneration to the Company's independent registered public accounting firm for services provided for fiscal years 2007, 2006 and 2005 were as follows:

**Audit Fees**

The aggregate fees for professional services rendered by its independent registered public accounting firm during the years ended 31 March 2007, 2006 and 2005 were US$1.3 million, US$1.6 million and US$3.1 million, respectively. Professional services include the audit of the Company's annual financial statements and services that are normally provided in connection with statutory and regulatory filings. The fees for the year ended 31 March 2005 included US$1.9 million of internal investigation fees.

**Audit-Related Fees**

The aggregate fees billed for assurance and related services rendered by the Company's independent registered public accounting firm during the years ended 31 March 2007, 2006 and 2005 were US$0.9 million, US$0.1 million and US$0.2 million, respectively.

**Tax Fees**

The aggregate fees billed for tax compliance, tax advice and tax planning services rendered by the Company's independent registered public accounting firm during the years ended 31 March 2007, 2006 and 2005 were US$3.7 million, US$5.2 million and US$4.2 million, respectively.

**All Other Fees**

In addition to the fees described above, the Company incurred minor fees from the Company's independent registered public accounting firm related to the purchase and use of software.

## REMUNERATION OF DIRECTORS AND EXECUTIVES

A detailed description of the company's remuneration policies for directors and executives, and the link to performance, is set out in the Remuneration Report within the Directors' Report on pages 48–66 of this annual report.

The information furnished in the selected quarterly financial data for the years ended 31 March 2007 and 2006 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

| (Millions of US dollars) | Year Ended 31 March 2007 By Quarter | | | | Year Ended 31 March 2006 By Quarter | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | First | Second | Third | Fourth | First | Second | Third | Fourth |
| Net sales | $ 415.5 | $ 411.4 | $ 355.1 | $ 360.9 | $ 359.4 | $ 376.6 | $ 362.7 | $ 389.8 |
| Cost of goods sold | (257.8) | (256.2) | (228.8) | (227.1) | (214.1) | (239.3) | (234.0) | (250.3) |
| Gross profit | 157.7 | 155.2 | 126.3 | 133.8 | 145.3 | 137.3 | 128.7 | 139.5 |
| Operating income (loss) | 68.9 | 41.0 | 19.3 | (215.8) | 86.9 | 76.4 | 64.4 | (662.6) |
| Interest expense | (5.6) | (0.2) | (1.5) | (4.7) | (1.7) | (2.2) | (1.1) | (2.2) |
| Interest income | 3.6 | 1.2 | 0.2 | 0.5 | 1.0 | 1.2 | 1.9 | 2.9 |
| Income (loss) from continuing operations before income taxes | 66.9 | 42.0 | 18.0 | (220.0) | 86.2 | 75.4 | 65.2 | (661.9) |
| Income tax (expense) benefit | (32.3) | (20.9) | (26.0) | 323.1 | (30.3) | (27.8) | (24.5) | 11.0 |
| Income (loss) from continuing operations | 34.6 | 21.1 | (8.0) | 103.1 | 55.9 | 47.6 | 40.7 | (650.9) |
| Cumulated effect of change in accounting principle for stock-based compensation (net of $0.4 million of tax) | 0.9 | – | – | – | – | – | – | – |
| Net income (loss) | $ 35.5 | $ 21.1 | $ (8.0) | $ 103.1 | $ 55.9 | $ 47.6 | $ 40.7 | $ (650.9) |

| (Millions of US dollars) | | 2007 | | 2006 | | 2005 | | 2004 | | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Profit and Loss Account** | | | | | | | | | | |
| Net Sales | | | | | | | | | | |
| USA Fibre Cement | S | 1,262.3 | $ | 1,218.4 | $ | 939.2 | $ | 738.6 | $ | 599.7 |
| Asia Pacific Fibre Cement | | 251.7 | | 241.8 | | 236.1 | | 219.8 | | 174.3 |
| Other | | 28.9 | | 28.3 | | 35.1 | | 23.5 | | 9.6 |
| Worldwide total | $ | 1,542.9 | $ | 1,488.5 | $ | 1,210.4 | $ | 981.9 | $ | 783.6 |
| **Operating Income** | | | | | | | | | | |
| USA Fibre Cement | $ | 362.4 | $ | 342.6 | $ | 241.5 | $ | 195.6 | $ | 155.1 |
| Asia Pacific Fibre Cement | | 39.4 | | 41.7 | | 46.8 | | 37.6 | | 27.3 |
| Research and Development | | (17.1) | | (15.7) | | (17.5) | | (17.6) | | (13.0) |
| Other | | (9.3) | | (26.5) | | (11.8) | | (15.9) | | (10.7) |
| Segments total | | 375.4 | | 342.1 | | 259.0 | | 199.7 | | 158.7 |
| General Corporate | | (56.5) | | (61.4) | | (62.8) | | (27.5) | | (29.9) |
| Asbestos provision | | (405.5) | | (715.6) | | – | | – | | – |
| Total operating (loss) income | | (86.6) | | (434.9) | | 196.2 | | 172.2 | | 128.8 |
| Net interest expense | | (6.5) | | (0.2) | | (5.1) | | (10.0) | | (19.9) |
| Other (expense) income, net | | – | | – | | (1.3) | | 3.5 | | 0.7 |
| (Loss) income from continuing operations before income taxes | | (93.1) | | (435.1) | | 189.8 | | 165.7 | | 109.6 |
| Income tax benefit (expense) | | 243.9 | | (71.6) | | (61.9) | | (40.4) | | (26.1) |
| Income (loss) from continuing operations | $ | 150.8 | $ | (506.7) | $ | 127.9 | $ | 125.3 | $ | 83.5 |
| Dividends paid | $ | 42.1 | $ | 45.9 | $ | 13.7 | $ | 22.9 | $ | 34.3 |
| **Balance Sheet** | | | | | | | | | | |
| Net current assets | $ | 259.0 | $ | 150.8 | $ | 180.2 | $ | 195.9 | $ | 159.4 |
| Total assets | $ | 2,128.1 | $ | 1,445.4 | $ | 1,088.9 | $ | 971.2 | $ | 851.8 |
| Long-term debt[1] | $ | 105.0 | $ | 121.7 | $ | 147.4 | $ | 165.0 | $ | 165.0 |
| Shareholders' equity | $ | 258.7 | $ | 94.9 | $ | 624.7 | $ | 504.7 | $ | 434.7 |
| **Other Statistics** | | | | | | | | | | |
| Number of employees: | | | | | | | | | | |
| USA Fibre Cement | | 1,868 | | 2,174 | | 1,820 | | 1,722 | | 1,500 |
| Asia Pacific Fibre Cement | | 835 | | 854 | | 892 | | 955 | | 931 |
| Research and Development | | 101 | | 118 | | 131 | | 117 | | 107 |
| Other | | 90 | | 107 | | 241 | | 245 | | 283 |
| Corporate | | 50 | | 50 | | 38 | | 34 | | 34 |
| Total from continuing operations | | 2,944 | | 3,303 | | 3,122 | | 3,073 | | 2,855 |
| Number of shareholders | | 14,776 | | 14,679 | | 17,347 | | 22,600 | | 21,688 |
| Weighted average number of common shares outstanding: | | | | | | | | | | |
| Basic | | 464.6 | | 461.7 | | 458.9 | | 458.1 | | 456.7 |
| Diluted | | 466.4 | | 461.7 | | 461.0 | | 461.4 | | 459.4 |
| Capital expenditures[2] | $ | 92.1 | $ | 162.8 | $ | 153.0 | $ | 74.1 | $ | 90.2 |
| Depreciation and amortisation[3] | $ | 50.7 | $ | 45.3 | $ | 36.3 | $ | 36.4 | $ | 27.4 |
| Dividends paid per share[4] | | 9.0¢ | | 10.0¢ | | 3.0¢ | | 5.0¢ | | 7.5¢ |
| Return of capital per share[5] | | – | | – | | – | | 15.0¢ | | 20.0¢ |
| Basic earnings (loss) per share – continuing operations[6] | | 32.5¢ | | (110.0¢) | | 27.9¢ | | 27.4¢ | | 18.3¢ |
| Diluted earnings (loss) per share – continuing operations[7] | | 32.3¢ | | (110.0¢) | | 27.7¢ | | 27.2¢ | | 18.2¢ |
| Gearing ratio[8] | | 12.8% | | (1.6)% | | 6.8% | | 17.0% | | 21.4% |

Notes:

[1] Includes current portion of long term debt. The US$ notes were repaid on 8 May 2006. See Note 9.

[2] Capital investment on property, plant and equipment includes both cash and credit purchases, and is for continuing operations only.

[3] Information for depreciation and amortisation is for continuing operations only.

[4] Dividends paid divided by the weighted average number of ordinary and employee shares on issue during the year.

[5] On 19 November 2003, the Company paid a capital return of US$0.15 per share to shareholders for a total of US$68.7 million.
On 1 November 2002, the Company paid a capital return of US$0.20 per share to shareholders for a total of $94.8 million.

[6] Income (loss) from continuing operations divided by the weighted average number of ordinary and employee shares on issue during the year.

[7] Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

[8] Borrowings less cash (net debt) divided by net debt plus total shareholders' equity.

**James Hardie Industries NV voting rights:**
As of 22 June 2007 James Hardie Industries NV had on issue 467,695,751 CHESS Units of Foreign Securities (CUFS) issued over 467,695,751 ordinary shares held by CHESS Depositary Nominees Pty Ltd (CDN) on behalf of 14,336 CUFS holders. Each ordinary share carries the right to one vote. CUFS holders can direct CDN how to vote the ordinary shares on a one vote per CUFS basis. Options carry no voting rights.

**James Hardie Industries NV distribution schedule as at 22 June 2007:**

| | **CUFS** | | **Options** | |
|---|---|---|---|---|
| Size of Holding Range | Holders | Holdings | Holders | Holdings |
| 1-1,000 | 5,830 | 2,964,415 | 1 | 550 |
| 1,001-5,000 | 6,324 | 15,346,670 | 35 | 84,300 |
| 5,001-10,000 | 1,264 | 8,982,809 | 32 | 260,150 |
| 10,001-100,000 | 813 | 18,860,072 | 143 | 4,994,379 |
| 100,001 and over | 105 | 421,541,785 | 39 | 12,702,578 |
| Totals | 14,336 | 467,695,751 | 250 | 18,041,957 |

In the 1-1,000 range, 201 CUFS holders had less than a marketable parcel.

**James Hardie Industries NV substantial CUFS holders as at 22 June 2007:**
Holdings shown below are as disclosed in substantial holding notices lodged with the Australian Securities Exchange Ltd.

| Name | CUFS Holdings | Date of Notice | % |
|---|---|---|---|
| Lazard Asset Management Pacific Co | 52,157,165 | 21 March 2007 | 11.17% |
| Commonwealth Bank of Australia (and subsidiaries) | 49,909,672 | 5 June 2007 | 10.67% |
| The Capital Group Companies Inc | 32,960,346 | 17 March 2006 | 7.12% |
| Schroder Investment Management Australia Limited | 31,024,755 | 8 January 2007 | 6.65% |
| National Australia Bank Limited Group | 28,198,184 | 16 June 2004 | 6.15% |
| Perpetual Limited and subsidiaries | 28,017,563 | 30 May 2007 | 5.99% |

**James Hardie Industries NV 20 largest CUFS holders and their holdings as at 22 June 2007:**

| Name | Note | CUFS Holdings | % | Position |
|---|---|---|---|---|
| JP Morgan Nominees Australia Limited | 1 | 102,547,399 | 21.93 | 1 |
| HSBC Custody (Australia) Nominees Ltd | 1 | 74,013,188 | 15.83 | 2 |
| National Nominees Limited | 1 | 71,455,473 | 15.28 | 3 |
| Citicorp Nominees Pty Limited | 1 | 59,278,187 | 12.67 | 4 |
| Cogent Nominees Pty Limited | 1 | 30,890,581 | 6.60 | 5 |
| RBC Global Services Australia Nominees Pty Limited | 1 | 17,542,426 | 3.75 | 6 |
| ANZ Nominees Limited | 1 | 10,217,893 | 2.18 | 7 |
| Queensland Investment Corporation | | 10,095,408 | 2.16 | 8 |
| Tasman Asset Management Ltd | | 9,483,035 | 2.03 | 9 |
| Australian Foundation Investment Company Limited | | 5,660,404 | 1.21 | 10 |
| Madingely Nominees Pty Ltd | | 3,970,709 | 0.85 | 11 |
| Argo Investments Limited | | 2,469,000 | 0.53 | 12 |
| Promina Equities Limited | | 1,881,390 | 0.40 | 13 |
| Millenium Pty Limited | | 1,693,280 | 0.36 | 14 |
| Invia Custodian Pty Limited | 1 | 1,681,201 | 0.36 | 15 |
| Sheoaks (NSW) Pty Limited | | 1,224,600 | 0.26 | 16 |
| Gonville Pty Ltd | | 1,099,993 | 0.24 | 17 |
| CS Fourth Nominees Pty Ltd | 1 | 1,031,278 | 0.22 | 18 |
| Mr George C Cross | | 954,842 | 0.20 | 19 |
| Tower Managed Funds Limited | | 732,484 | 0.16 | 20 |

[1] Entities which hold interests in the CUFS solely as a nominee or trustee for another person may have those interests disregarded for the purposes of the takeover and substantial share/CUFS holder provisions contained in the Articles of Association of the Company. Those nominees may hold CUFS for holders which include the substantial shareholders named above.

**James Hardie Industries NV share/CUFS buy-back**
James Hardie Industries NV does not have a current on-market buy-back program at 22 June 2007.

## COMPOSITION OF OUR SHAREHOLDER BASE



☐ 40.67%
0-1,000

☐ 5.67%
10,001-100,000

 · 44.11%
 · 1,001-5,000

■ 0.73%
100,001

☐ 8.82%
5,001-10,000

Size of Holding Range

☐ 95.07%
Australia

☐ 4.93%
Other

Other includes
New Zealand    3.80%
UK             0.47%
USA            0.33%
Other          0.33%

Domicile of Holders

**James Hardie Industries NV takeover regime**
The Articles of Association of JHI NV include takeover provisions which seek to reproduce the takeover regime established by the Corporations Act 2001 (the Australian Takeovers Code) in a more limited form. The purpose of these provisions is to ensure that the Eggleston principles, which underpin the Australian Takeovers Code, are complied with if a substantial interest is acquired in JHI NV.

In addition to a takeover bid made in accordance with the Articles of Association of JHI NV, a merger (which is similar to a Corporations Act 2001 scheme of arrangement) may also be effected under Dutch law.

*(a) Outline of the JHI NV takeover regime*
The takeover regime contained in the JHI NV Articles of Association prohibits a person from holding JHI NV shares if, because of an acquisition of a relevant interest by any person in that share:

(i)   the number of JHI NV shares in which any person (including the holder) directly or indirectly acquires a relevant interest increases from 20% or below to over 20%, or increases from a starting a starting point that is above 20% and below 90%, of the issued and the outstanding share capital of JHI NV; or

(ii)  the voting rights which any person (including the holder) directly or indirectly is entitled to exercise at a general meeting of shareholders increases from 20% or below to over 20%, or increases from a starting point that is above 20% and below 90%, of the total number of such voting rights which may be exercised by any person at a general meeting of shareholders.

*(b) Enforcement*
If the prohibition outlined above is breached, JHI NV has several powers available to it under the Articles of Association to enforce the breach. These include powers to require the disposal of JHI NV shares, disregard the exercise of votes and suspended dividend rights.

The Supervisory Board may cause JHI NV to exercise these powers only if it has first obtained a ruling from a court of competent jurisdiction that a breach of the prohibition has occurred and is occurring. Alternatively, these powers may be exercised without having recourse to the court if the company receives advice to the effect from a senior corporate barrister or solicitor where the bidder has the right to make submissions. The company's right to exercise these powers by complying with these procedures must be renewed by shareholder approval every 5 years or they lapse. The last renewal by shareholders was 25 September 2006.

*(c) Substantial Shareholder Notices*
The Articles of Association of JHI NV also replicate the substantial shareholder notice provisions contained in the Australian Takeovers Code. Those provisions apply where the votes attached to the shares in which the person has a relevant interest is equal to 5% or more of the total number of votes attaching to all JHI NV shares or CUFS (a substantial holding) and require the holder to advise the Company and the Australian Stock Exchange of certain information if that person obtains or ceases to have a substantial holding, if that person has a substantial holding and there is a movement of at least 1% in its holding or if that person makes a take-over bid for the securities of JHI NV.

As with the takeover bid thresholds, certain nominee and trustee holdings can be disregarded when considering whether a substantial shareholder notification requirement applies.

*(d) Tracing of beneficial interests*
The Articles of Association also include a provision analogous to that found in the Corporations Act 2001 that gives JHI NV the power to require the holder of a JHI NV share or JHI NV CUFS to give the company (or procure any relevant person to give to the company) within two business days after receiving the notice a statement in writing setting out certain prescribed details relating to the holder's relevant interest.

# MAJOR ANNOUNCEMENTS

James Hardie informs the Australian Stock Exchange (ASX) and the Securities Exchange Commission (SEC) of anything that might affect the company's share price. As soon as possible after we receive acknowledgement from the ASX, we post announcements on our website. Following is a list of the major announcements made during our 2007 financial year. Complete announcements are available on our website at www.jameshardie.com (select Investor Relations, then News).

## Calendar 2006

| | |
|---|---|
| 18 April | James Hardie announces that it will cease its market development initiatives for Artisan roofing and close its roofing pilot plant located in Fontana, California. |
| 20 April | James Hardie announces that it has received verbal advice that the ATO will soon issue an amended assessment to one of James Hardie's subsidiaries in respect of the calculation of net capital gains arising as a result of a corporate restructure during the 1999 financial year. |
| 22 April | Further to its statement to the ASX on Monday 20 April 2006, James Hardie announces it has received an amended assessment from the ATO in respect of its calculation of net capital gains arising as a result of a corporate restructure during the 1999 financial year. |
| 10 May | Chairman of the Board of James Hardie Industries NV, Ms Meredith Hellicar, announces the resignation of Mr Gregory Clark from the Supervisory and Joint Boards of the company. |
| 15 May | Results for Q4 and Full Year FY06: James Hardie announces that its 4th quarter and full year results have been substantially affected by the recording of a net provision for estimated future asbestos-related compensation payments (asbestos provision) of US$715.6 million at 31 March 2006.<br><br>The asbestos provision contributed to a decrease in operating profit from continuing operations for the three months ended 31 March 2006, down from US$46.3 million in fiscal year 2005 to a loss of US$650.9 million. For the full year, the operating profit from continuing operations fell from US$127.9 million in fiscal year 2005 to a loss of US$506.7 million.<br><br>An updated KPMG Actuaries' Valuation Report for James Hardie (to 31 March 2006) is filed with this announcement. |
| 15 June | The company's dividend of US 4 cents per share announced on 15 May 2006 converts to 5.42 Australian cents per CUFS. |
| 23 June | The ATO advises it has refused to endorse the SPF as a tax concession charity. The SPF was established under the FFA entered into by James Hardie and the NSW Government on 1 December 2005 to manage future asbestos compensation payments. |
| 26 June | James Hardie announces that the ATO has agreed to an application to make part-payment of a A$378 million amended assessment received by one of its subsidiary companies, RCI Pty Limited, in respect of the 1999 financial year. |
| 29 June | The ATO advises that James Hardie's contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with the recent "blackhole expenditure" legislation which was enacted in April this year. |
| 30 June | James Hardie announces that the ASX has extended the date for lodgment of the company's Dutch GAAP accounts for the year ended 31 March 2006 under ASX Listing Rules until the accounts are lodged with ASIC. |
| 28 August | James Hardie announces that Mr Dave Merkley has resigned from his role as Executive Vice President – Engineering and Process Development, effective 1 September 2006. |
| 1 September | James Hardie advises that it and the NSW Government have agreed to extend the deadline for satisfaction of certain conditions precedent to the FFA until 30 September 2006. |
| 15 September | James Hardie provides an update on discussions with the NSW Government and ATO aimed at resolving outstanding matters relating to the FFA signed between James Hardie and the NSW Government in December 2005. |
| 2 October | James Hardie advises that it and the NSW Government have agreed to extend the deadline for satisfaction of certain conditions precedent to the FFA until 31 October 2006. The current deadline expired on 30 September 2006. |

| 1 November | James Hardie advises that it and the NSW Government have agreed to extend the deadline for satisfaction of certain conditions precedent to the FFA until 14 November 2006. The current deadline expired on 31 October 2006. |
|---|---|
| 9 November | The ATO provides James Hardie, the proposed SPF and others with private binding rulings that the company believes will deliver an acceptable tax outcome for the proposed SPF set up to compensate certain Australians with asbestos-related personal injury claims against former James Hardie subsidiaries. |
| 13 November | Results for Q2 and Half Year FY07: James Hardie announces that for the three months ended 30 September 2006, net operating profit, excluding adjustments to the asbestos provision, increased 43% compared to the same quarter last year to US$68.3 million from US$47.6 million. An updated KPMG Actuaries' Valuation Report for James Hardie (to 30 September 2006) is filed with this announcement. |
| 15 November | James Hardie advises that it and the NSW Government have agreed to extend the deadline for satisfaction of certain conditions precedent to the FFA until 22 November 2006. The current deadline expired on 14 November 2006. |
| 21 November | James Hardie and the NSW Government execute the Amended FFA to compensate Australians with asbestos-related personal injury claims against former James Hardie subsidiaries. |
| 12 December | James Hardie receives a report from the independent expert commissioned to investigate the presence of asbestos materials at its Rosehill manufacturing plant. The investigation examined airborne fibre concentrations and possible contamination of settled dust and residues within the site. James Hardie voluntarily closed the site whilst these investigations were conducted. |
| 15 December | The Supervisory Board of James Hardie Industries appoints Messrs Brian Anderson and Don DeFosset to the company's Supervisory and Joint Boards, effective 14 December 2006. Mr Anderson has also been appointed a member of the Audit Committee and Mr DeFosset a member of the Remuneration Committee. The Board also endorses two candidates, Messrs Michael Hammes and Rudy van der Meer, to stand for election at the Extraordinary General Meeting (EGM) of shareholders to be held in The Netherlands on 7 February 2007. Messrs Hammes and van der Meer were unable to be appointed immediately by the Board due to restrictions under Dutch law on the number of appointments the Supervisory Board is able to make. |

**Calendar 2007**

| 7 February | James Hardie security holders overwhelmingly vote to approve the long-term compensation funding arrangements for asbestos-related personal-injury claims against certain former group subsidiaries at an EGM held in Amsterdam. |
|---|---|
| 9 February | An initial payment of A$184.3 million is made to the AICF by James Hardie today in accordance with the long-term funding arrangements endorsed by security holders on 7 February 2007. |
| 15 February | Following the close of trading on the ASX on 14 February 2007, ASIC advises the company that it has commenced civil proceedings against James Hardie Industries NV and others in the Supreme Court of New South Wales. A copy of ASIC's letter and an extract from the originating process setting out the details of ASIC's application are attached to the statement. |
| 20 February | The Board of James Hardie announces that it has regretfully accepted the resignations from the Board and Board Committees of Chairman, Ms Meredith Hellicar, and non-executive directors, Messrs Michael Brown and Michael Gillfillan. Copies of their letters of resignation are attached to the announcement. |
| 21 February | James Hardie announces that the release of its 3rd quarter and 9 months financial results scheduled for Thursday 22 February 2007 in Sydney has been deferred. |
| 6 March | Results for Q3 and nine-months FY07: James Hardie announces a US$36.8 million net operating profit, excluding adjustments to the asbestos provision, for the three months ended 31 December 2006, a reduction of 10% compared to the corresponding period in the prior year. |

# INFORMATION FOR SECURITY HOLDERS

## Annual Meeting

The 2007 Annual Information Meeting of CUFS holders of James Hardie Industries NV will be held at The Westin Hotel, No1 Martin Place, Sydney, NSW, Australia at 1.00pm Australian Eastern Standard Time (AEST) on Wednesday, 15 August 2007.

The Annual General Meeting will be held in Ballroom C, Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands, at 10.00am Central Europe Time (CET) on Friday, 17 August 2007.

### Calendar 2007*

| | |
|---|---|
| 31 Mar | End of JHI NV Fiscal Year (FY) 2007 |
| 28 May | FY07 Quarter 4 & Full Year results and dividend announcement and management presentation |
| 14 Jun | Record date for dividend to be paid on 10 July 2007 |
| 14 Jun | Announcement of dividend in Australian currency equivalent |
| 29 Jun | 2007 annual report released |
| 10 Jul | Dividend payment date for share/CUFS holders |
| 15 Aug | FY08 Quarter 1 results announcement and management presentation |
| 15 Aug | Annual Information Meeting, Sydney |
| 15 Aug | Direction Forms close 4 pm Sydney time for Annual General Meeting |
| 17 Aug | Annual General Meeting, Amsterdam |
| 19 Nov | FY08 Quarter 2 results announcement and management presentation |

### Calendar 2008*

| | |
|---|---|
| 28 Feb | FY08 Quarter 3 results announcement and management presentation |
| 31 Mar | End of JHI NV Financial Year 2008 |
| 26 May | FY08 Quarter 4 & Full Year results announcement and management presentation |

*Future dates are indicative only and may change

## Stock Exchange Listings

James Hardie Industries NV's securities are listed on the Australian Securities Exchange and New York Stock Exchange.

*Australia: Australian Securities Exchange Limited*

 James Hardie Industries NV shares are listed on the Australian Securities Exchange Limited (ASX) in the form of CHESS Units of Foreign Securities (or CUFS). CUFS represent beneficial ownership of JHI NV shares, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. JHI NV CUFS trade under the code JHX.

*New York: New York Stock Exchange Inc.*

 In the United States, five JHI NV CUFS equal one Bank of New York-issued American Depositary Receipt (or ADR) and trade on the New York Stock Exchange under the code JHX.

All enquiries and correspondence regarding ADRs should be referred to The Bank of New York, which can be contacted via the website: www.adrbny.com or contact:

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258

Telephone within USA: +1 (888) BNY ADRs
Telephone outside USA: +1 (212) 815 3700

Email: shareowners@bankofny.com

## Share/CUFS registry

JHI NV's registry is managed by Computershare Investor Services Pty Limited. All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street, Sydney NSW 2000, Australia
or GPO Box 7045, Sydney NSW 2001, Australia

Telephone within Australia: 1300 855 080
Telephone outside Australia: +61 (3) 9415 4000
Facsimile: +61 (2) 8235 8150

Email: web.queries@computershare.com.au

Website: www.computershare.com

## Payment of dividends and other cash distributions to share/CUFS holders

Dividends and other cash distributions can be paid by electronic funds transfer to an Australian bank account or by cheque. To participate in the electronic service, contact Computershare at the above address.

## Dutch withholding tax

Dividends paid by JHI NV are subject to Dutch withholding tax. Further information is available on our website at www.jameshardie.com under Investor Relations (select Shareholder Services, then Tax Information).

## Disclosure

James Hardie aims to ensure the widest possible disclosure of its activities, using:

– quarterly results and management presentations;

– webcasting and conference call facilities that make quarterly results available to all security holders;

– extensive disclosure of financial results as well as detailed explanations about the key performance drivers; and

– immediate postings on our website of announcements, results and information about other material events.

Along with these announcements, the Investor Relations area of our website (www.jameshardie.com) contains media releases, results briefings, management presentations, newsletters and past annual reports. There are also areas where visitors can register to receive email alerts of key events or announcements. Our formal Disclosure Policy is contained in the Corporate Governance area of the website.

**Annual Report**

All security holders are entitled to receive a copy of the annual report. If you do not require the annual report, or you receive more copies than you require, please notify Computershare at the address above.

The annual report can be read on and downloaded from the Investor Relations area of our website at www.jameshardie.com

**Addresses**

*Investor Relations*
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Steve Ashe
Telephone: +61 (2) 8274 5246
Facsimile: +61 (2) 8274 5218
Email: investor.relations@jameshardie.com.au
Website: www.jameshardie.com, select Investor Relations

*USA Regional Office*
26300 La Alameda, Suite 100
Mission Viejo, CA 92691 USA
Telephone: +1 (949) 348 1800
Facsimile: +1 (949) 348 4534

*Corporate Headquarters*
Atrium, 8th Floor, Strawinskylaan 3077
1077 ZX Amsterdam
Company Secretary: Mr Benjamin Butterfield
Telephone: +31 (0) 20 301 2986
Facsimile: +31 (0) 20 404 2544

*Australian Regional Office*
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Marcin Firek
Telephone: +61 (2) 8274 5274
Facsimile: +61 (2) 8274 5217

**Place of Incorporation**

James Hardie Industries NV, ARBN 097 829 895, is incorporated in The Netherlands with its corporate seat in Amsterdam. The liability of members is limited.

**Independent Registered Public Accounting Firm**

PricewaterhouseCoopers LLP
Los Angeles, California, USA

™ and ® denote a trademark or registered mark owned by James Hardie International Finance BV. This annual report is printed on an environmentally responsible paper manufactured under environmental management systems ISO14001 and EMAS 2 using Elemental Chlorine Free (ECF) pulp sourced from sustainable, well managed forests.

**Cautionary Statement Concerning Forward-Looking Statements**

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:

- expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

- expectations with respect to the effect on our financial statements of those payments;

- statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

- expectations that our credit facilities will be extended or renewed;

- projections of our operating results or financial condition;

- statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

- statements about our future performance; and

- statements about product or environmental liabilities.

Words such as "believe", "anticipate", "plan", "expect", "intend", "target", "estimate", "project", "predict", "forecast", "guideline", "should", "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

DESIGN AND PRODUCTION BY SPATCHURST
www.spatchurst.com.au

**Photographs**

*Cover:* Forklift driver photographed at the James Hardie plant in Fontana, California, USA.

*Page 3:* Goose Restaurant and Jetty, Busselton Wharf, Western Australia, featuring Scyon™ Linea™ weatherboards.

*Page 5:* Coastal Living Idea House, USA, featuring HardiePlank™ siding.

*Page 7:* Better Homes & Gardens 2005 Idea Home, Georgia, USA, featuring HardiePlank™ siding and HardieSoffit™ panels.

*Page 15:* House, Georgia, USA, featuring HardiePlank™ siding, HardieTrim™ boards and HardieSoffit™ panel.

*Page 17:* Simonds Homes' house, Torquay, Victoria, Australia, featuring Scyon™ Matrix™ cladding, Scyon™ Axon panels, Scyon™ Linea™ weatherboards and HardiTex⁰ base sheet.

*Pages 18–19:* Tomas Hernandez, manufacturing employee at the James Hardie plant in Fontana, California, USA

*Pages 20–21:* Scyon™ Linea™ weatherboards and Scyon™ Matrix™ cladding.

*Pages 23–24:* Rawson Homes' house, Murrays Beach, NSW, Australia, featuring Scyon™ Linea™ weatherboards, HardiFlex© sheets and Villaboard⁰ lining.

**Corporate Headquarters**
Atrium, 8th Floor
Strawinskylaan 3077
1077ZX Amsterdam, Netherlands
Telephone    +31 (0) 20 301 2986
Facsimile    +31 (0) 20 404 2544

**USA Regional Office**
26300 La Alameda, Suite 100
Mission Viejo, California 92691
United States of America
Telephone    +61 (949) 348 1800
Facsimile    +61 (949) 348 4534

**Australian Regional Office**
Level 3, 22 Pitt Street
Sydney NSW 2000, Australia
Telephone    +61 (2) 8274 5274
Facsimile    +61 (2) 8274 5217

**BUSINESS UNIT OFFICES**

**AUSTRALIA**
**James Hardie Building Products**
10 Colquhoun Street
Rosehill, 2142, NSW, Australia
Facsimile    1800 818 819
www.jameshardie.com.au
Ask James Hardie™
Telephone 13 1103

**James Hardie FRC Pipes**
46 Randle Road
Meeandah, 4008
Queensland, Australia
Telephone    1800 659 850
Facsimile    1800 639 908
www.jameshardie.com.au

**EUROPE**
**James Hardie Building Products**
Atrium, 8th Floor
Strawinskylaan 3077
1077ZX  Amsterdam, Netherlands
Telephone    +31 (0) 20 301 6750
Facsimile    +31 (0) 20 642 5357
www.jameshardieeu.com
Customer Toll Free Service Help Line
within UK - 0800 068 3103
Customer Toll Free Service Help Line
within France - 0800 903 069

**NEW ZEALAND**
**James Hardie Building Products**
50 O'Rorke Road
Penrose, Auckland
New Zealand
Telephone    +64 (9) 579 9919
Facsimile    +64 (9) 525 4810
www.jameshardie.co.nz
Ask James Hardie™ Helpline
Toll Free 0800 808 868

**PHILIPPINES**
**James Hardie Building Products**
Barangay San Isidro
Cabuyao, Laguna, 4025
Philippines
Telephone    +63 (2) 897 8131
Facsimile    +63 (2) 895 2994
www.jameshardie.com.ph

**NORTH AMERICA**
**James Hardie Building Products**
26300 La Alameda, Suite 250
Mission Viejo
California 92691
United States of America
Telephone    +1 (949) 348 1800
Facsimile    +1 (949) 367 0185
www.jameshardie.com
Customer Service 1 (866) 4HARDIE

**Hardie Pipe**
811 S. Woodrow Wilson Street
Plant City, Florida 33567-4945
United States of America
Telephone    +1 (813) 707 5300
Facsimile    +1 (813) 759 2582
www.hardiepipe.com

